As filed with the Securities and Exchange Commission on March 25, 2014

Registration No. 333-193984

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Ireland	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

King Digital Entertainment plc

Fitzwilton House

Wilton Place

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Mark C. Stevens, Esq. Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Robert Miller Frankie Williams Tenth Floor Central Saint Giles 1 St. Giles High Street London WC2H 8AG United Kingdom	Katharine A. Martin, Esq. Robert Sanchez, Esq. Michael C. Labriola, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 1700 K Street, NW, Fifth Floor Washington, D.C. 20006 (202) 973-8800

Approximate date of commencement of proposed offering to the public: as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 25, 2014

Preliminary Prospectus

22,200,000 shares

Ordinary Shares

This is the initial public offering of ordinary shares of King Digital Entertainment plc. Prior to this offering, there has been no public market for our ordinary shares. We are offering 15,533,334 ordinary shares and the selling shareholders identified in this prospectus are offering 6,666,666 ordinary shares. We will not receive any proceeds from the sale of the shares by the selling shareholders. The initial public offering price is expected to be between $21.00 and $24.00 per share.

We have been authorized to list our ordinary shares on the New York Stock Exchange under the symbol “KING.”

Investing in our ordinary shares involves risk. See “Risk Factors” beginning on page 13.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters have an option to purchase a maximum of 3,330,000 additional ordinary shares from the selling shareholders, less the underwriting discounts and commissions, to cover over-allotment shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on                     , 2014.

J.P. Morgan	Credit Suisse	BofA Merrill Lynch

Barclays	Deutsche Bank	RBC Capital Markets

BMO Capital Markets	Cowen and Company	Pacific Crest Securities

Piper Jaffray	Stifel	Wedbush Securities

Raine Securities LLC

                    , 2014

Bitesize Brilliance

Candy Crush
SAGA

97 million DAUs*
1065 million daily game plays**

FARM
Heroes
saga

20 million DAUs*
188 million daily game plays**

PetRescue
saga

15 million DAUs*
130 million daily game plays**

papa
pear
saga

5 million DAUs*
33 million daily game plays**

Bubble
Witch
SAGA

3 million DAUs*
23 million daily game plays**

* Monthly average Daily Active Users (DAUs) in February 2014. For a description of how we define and calculate DAUs, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics."* The number of DAUs and daily games plays do not necessarily correlate to revenue, as most DAUs and daily games plays do not generate revenues.
**Average games plays in February 2014.

king

3 games in the TOP 10 grossing game apps[1]

on iTunes, Google Play and Facebook

73% of Q4 2013 total gross bookings from mobile[2]

more than **600 000 000** installs on mobile devices[3]

Profit (loss) & Adjusted EBITDA[4]

$ millions

Profit
Adjusted EBITDA
$ (1)
$4
2011
$8
$28
2012
$568
$825
2013

more than

1,400,000,000[5]

daily game plays

144,000,000[6]

daily active users

more than

180 game IPs[7]

1 For US games for February 2014 for Google and iTunes and as of February 28, 2014 for Facebook.
2 For a description of how we calculate gross bookings, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures". 3 Installs of all mobile games from their launch until February 28, 2014. 4 For a description of how we calculate adjusted EBITDA, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures". 5 For February 2014.
6 Average in February 2014. 7 Game IPs is the intellectual property assets that includes its name, game play mechanic, visual expression, graphics and design.

King

Target: 4500
Sweet!
Score:
19920
FARM
Heroes

You should rely only on the information contained in this prospectus or in any related free writing prospectus. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with any additional information or information that is different from the information contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any free writing prospectus prepared by us or on our behalf may only be used where it is legal to sell these securities. The information in this prospectus or any free writing prospectus prepared by us or on our behalf is only accurate as of the date of this prospectus or such free writing prospectus.

Until                     , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ordinary shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

This document has been prepared on the basis that any offer of shares in any relevant European Economic Area member state will be made pursuant to an exemption under European prospectus law from the requirement to publish a prospectus for offers of shares and does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

Overview

We are a leading interactive entertainment company for the mobile world. Our mission is to provide highly engaging content to our audience to match their mobile lifestyles: anywhere, anytime and on any device. In December 2013, an average of 128 million daily active users played our games more than 1.2 billion times per day and, in February 2014, an average of 144 million daily active users played our games more than 1.4 billion times per day. In the fourth quarter of 2013, 73% of our gross bookings were derived from our mobile audience. Our leading games include Candy Crush Saga, Pet Rescue Saga, Farm Heroes Saga, Papa Pear Saga and Bubble Witch Saga. We believe Candy Crush Saga, our top title to date, is one of the largest interactive entertainment franchises of all time.

Our focus is to provide a highly engaging, differentiated entertainment experience where the combination of challenge and progress drives a sense of achievement. We make our games available for free, while players can purchase virtual items priced relative to the entertainment value they provide. We embed social features in our content that enhance the player experience. We build on a unique and passionate company culture predicated on collaboration, humility and respect. We believe all of these in combination have made our content a core part of our audience’s daily entertainment.

We have been a leading developer and publisher of casual games on digital platforms since 2003. Casual games typically include a puzzle element, are easy to learn but hard to master, can be played in a few minutes and are suitable for play on a wide range of devices. They have enjoyed broad appeal since they were first offered in a digital format in the 1980s.

Casual gaming is large and growing quickly, driven by key technology and consumer trends, creating the potential for leading entertainment franchises to emerge from the category. The proliferation of mobile devices is dramatically expanding the global gaming audience, much of which is attracted to casual titles. Social connectivity has become a pervasive feature of interactive entertainment, transforming the scale and economics of the industry through viral content distribution. Lastly, free-to-play business models have vastly increased the revenue potential of the category by eliminating upfront barriers and facilitating streams of small payments throughout the game journey.

We believe we have a repeatable and scalable game development process that is unparalleled in our industry. In the last decade, we have developed a catalog of more than 180 game IPs, which we continuously expand. We refer to our game IP as the intellectual property assets that includes its name, game play mechanic, visual expression, graphics and design. We introduce new game IPs in a tournament format on our royalgames.com website, where we are able to gather rapid feedback from a subset of our sophisticated, highly engaged player base, which we refer to as VIPs. We adapt the most popular game IPs to our proven Saga format for launch on mobile and Facebook. We believe this approach has allowed us to develop games faster, at lower risk and at lower cost than our competitors. The result has been category-leading franchises including Candy Crush Saga, Pet Rescue Saga and Farm Heroes Saga.

We believe the inherently social nature of our games, our data-driven marketing processes, our cross-platform technology infrastructure and massive player network are key competitive advantages. We obtain the vast majority of our installs organically or through viral channels that are driven by the effectiveness of our social features. We seed these channels by leveraging our significant capabilities in paid player acquisition. We run thousands of discrete campaigns every 24 hours, each with individual target metrics, and all subject to the same target return parameters. As of December 31, 2013, we had a massive network of 324 million monthly unique users and a track record of long-term retention driven by game longevity and our proven ability to cross-promote new games to our audience.

We have put the long-term retention of our players at the heart of our business model. While our players are able to enjoy our games for free, we generate revenue by selling virtual items to a subset of players who wish to enhance their entertainment experience. Our approach is to make our pricing transparent and consistent throughout the game journey. Following these principles, we have gathered a wide base of approximately 12 million average monthly unique payers, representing approximately 4% of our monthly unique users as of December 31, 2013. We believe that targeting a modest share of our customer’s entertainment spend drives game longevity and customer loyalty, and is the most effective way of building a sustainable business over the long term.

We have built our business to significant scale with limited capital investment and disciplined business management. We have raised only $9 million of primary capital to date and we have generated positive cash flow from operations for each of the last nine years. We have generated significant growth as our game portfolio, player network and mobile footprint have scaled. From the first quarter of 2012 to the fourth quarter of 2013, our gross bookings by quarter grew from $29 million to $632 million. Our revenue, the most directly comparable IFRS measure, grew from $22 million in the first quarter of 2012 to $602 million in the fourth quarter of 2013. Our profit (loss) also grew from $(1) million in the first quarter of 2012 to $159 million in the fourth quarter of 2013. For a description of how we calculate gross bookings and the limitations of this non-GAAP and non-IFRS financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Mission and Vision

Our mission is to provide highly engaging content to our audience to match their mobile lifestyles: anywhere, anytime and on any device. Our players always come first. We believe this approach is the most effective way of creating lasting value for our stakeholders.

Our vision is to build the leading entertainment company for a mobile world. We aim to deliver our games to a vast and socially-connected audience retained over the long term.

Our Heritage Is the Foundation of Our Success

We have been a leading developer and publisher of casual games on digital platforms since 2003. Over the last decade, we have acquired deep experience in casual game design and have built a massive network of loyal and dedicated players. We have operated a free-to-play business model as well as used social features to drive player engagement and retention. Lastly, we have built a technology infrastructure capable of managing very high volumes of gameplays. These assets, capabilities and business processes have been the foundation of our mobile and social success to date and we believe, position us uniquely to capture the current market opportunity.

Industry Background and Our Opportunity

The digital entertainment industry is currently undergoing dramatic change driven by significant technology and consumer trends, including the rapid growth of mobile platforms, social networks as part of the entertainment fabric, and app stores as key distribution and payment gateways.

These trends are having a significant impact on the digital gaming industry: the size of the global gaming audience is increasing dramatically, free-to-play models have vastly expanded the revenue opportunity and sophisticated targeting strategies have made acquisition of large player populations economically viable in a sustainable way. These developments together are driving disproportionate growth in casual gaming relative to the broader gaming industry. We believe this creates an opportunity to establish leading entertainment franchises in this category:

•	Casual has been one of the most popular gaming categories for decades. Casual games are an enduring category of entertainment: they have been enjoyed since Egyptian times. Many of today’s most popular sub-genres were pioneered in Japan in the 1980s and have spawned historical global franchises such as Space Invaders, Pac-Man and Tetris.

•

The size of the casual audience is dramatically expanding. Mobile device proliferation and social connectivity are driving growth in the casual audience because of the category’s broad appeal and inherent suitability to mobile.

•

Free-to-play has created the potential for casual to lead other categories by revenue. The effectiveness of free-to-play business models combined with this dramatic increase in the casual audience has created the potential for leading entertainment franchises to emerge from the category.

Our Value Proposition for Players

To address this opportunity, we have designed our mobile and social games with the following characteristics:

•	Anytime. Our games can be enjoyed in short sessions allowing frequent and unplanned breaks in game play that do not detract from the quality of the experience.

•	Anywhere. Our games can be enjoyed wherever our players are and on the vast majority of devices, connected or not.

•

Seamlessly synchronized. A distinguishing feature of our platform is to allow players to switch seamlessly between devices and platforms and continue their game wherever they left off. Our platform offers real-time synchronization of level progression, social graph and virtual items.

•

Highly engaging. Our games are easy to learn, but hard to master. While gameplay is simple and intuitive, it takes skill to progress. This creates the sense of achievement that underpins the high engagement in our games.

•	Inherently social. Our games provide social interactions that enhance the player experience: social connectivity is built around sharing achievements and helping each other to progress.

•

Free-to-play. Our players can enjoy our games for free. Most of those that reach the highest level of a game do so without making a purchase. For those who do, we price our virtual items relative to the entertainment value they deliver.

Our Core Strengths

We have developed a repeatable and scalable process for bringing successful mobile and social titles to a global audience quickly and cost effectively, while minimizing business risk. We believe our model is fundamentally differentiated from competitors, will be challenging to replicate and strengthens our ability to deliver business predictability and sustainability.

Game Design Capabilities, IP Catalog and Laboratory

Over the last decade, we have developed a proprietary catalog of more than 180 game IPs which we offer in a tournament format on royalgames.com. Developing a new game IP has typically taken a team of three people 20 weeks, and we have created game IPs in most casual sub-genres over the years. On royalgames.com, we first release new game IPs to a subset of sophisticated, highly experienced players, who we call VIPs. We have found that the underlying game mechanic of a game that is popular with VIPs is highly likely to be successful when adapted for mobile and social platforms.

Unique, Repeatable, Scalable Game Development Process

We have a standardized process to adapt our popular casual game IPs into a proven game format for launch on mobile and social platforms. Our first game format, the Saga, is a game development framework designed to provide a deep, viral and social game experience. It comprises a path through hundreds of game levels, social features that allow interactions with others, viral mechanics and a variety of virtual items available for purchase. Popular new features developed in one game studio are productized and added to the development platform for use by all game studios.

Cross-platform Architecture Enhances Player Experience and Economics

Our unique cross-platform architecture allows our audience to play wherever they are: on Apple’s iOS, Google’s Android or Amazon’s Kindle mobile devices, or on their desktop on Facebook. It also allows players to switch seamlessly between devices and platforms and continue their game wherever they left off. Cross-platform gameplay has been widely adopted by our audience and has driven increased engagement, cross-platform virality and retention. Our architecture provides a shared user database, analytical platform and network marketing infrastructure, so that our Saga games share a substantial majority of common server-side code. This has allowed us to scale organically from one to six game studios in 24 months while preserving a low risk, low cost, high speed development and service platform.

Efficient Engine to Drive Acquisition, Engagement and Retention

Our model for player acquisition is primarily viral and organic, supplemented by a data-centric, rules-based approach to marketing. The inherently social nature of our games drives virality. This virality is enhanced by our cross-platform synchronization. We enjoy a virtuous cycle where players that play our games on various platforms and devices share their enjoyment and progress with their friends who in turn then discover our games. In addition, a large number of players discover our games through organic channels. This results in attracting large numbers of players for whom there is no direct marketing expense. We also make large investments in paid player acquisition, where returns are boosted by the viral impact. We have built extensive proprietary capabilities and technology infrastructure, which allow us to run acquisition campaigns in a highly granular and data-driven way. Every 24 hours, we operate thousands of campaigns targeting hundreds of discrete clusters through a mix of channels and formats across multiple platforms, all subject to the same target return parameters.

Massive Player Network and Loyal Customer Base

As of December 31, 2013, we have amassed a network of 324 million monthly unique users and our players enjoyed over 41 billion gameplays in the month of December 2013. We have a track record of successfully attracting our audience to new games and retaining them within our network. To drive retention and cross-promotion, we use a data-centric, rules-based approach aimed at maximizing aggregate return on investment (ROI) regardless of content, channel or advertising format. Out of this audience, we have built a wide base of approximately 12 million monthly unique payers, representing approximately 4% of our monthly unique users as of December 31, 2013.

Our Business Model

We believe that targeting a modest share of the entertainment spend of a wide base of customers is a source of game longevity and customer loyalty, and the most effective way of building a sustainable business over the long term.

Our Approach

The overarching goal of our business model is to foster long-term player retention within our network. As a result, we have developed, and continue to enhance, our model on the basis of the following principles: we focus on retention, our audience can enjoy our games for free, and our pricing is transparent and consistent throughout the game journey.

Our Virtual Items

We offer a range of virtual items to our customers. These currently include entertainment time, where players can extend the duration of their game session; skill enhancements, where players can buy a wide variety of boosters that help them to progress; and access to content, where players can pay to unlock new episodes.

Our Key Metrics

Our key financial metrics, which include gross bookings, revenue and adjusted EBITDA, and our key operating metrics, which include daily active users (DAUs), monthly active users (MAUs) and monthly unique payers (MUPs) have grown significantly in the last two years. We believe this trend is a result of our ability to profitably grow, retain and monetize our massive player network and loyal customer base. For a description of how we calculate each of these metrics and factors that have caused fluctuations in these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

The charts below highlight our key metrics:

Gross bookings and adjusted EBITDA are not calculated in accordance with IFRS. For a description of how we calculate gross bookings and adjusted EBITDA, the limitations of these financial measures and a reconciliation of these financial measures, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Key Strategies

Our key strategies are:

•

Strengthen and broaden our unique game development model. We intend to strengthen our pipeline with new game IP, evolve our tournament portal to keep it fresh and effective, and keep evolving the Saga format while building new formats.

•

Continue to provide highly engaging cross-platform content. We seek to nurture and extend our four global franchises while we widen our portfolio of mobile and social titles by building on our game IP catalog.

•

Grow our network. We cultivate the loyalty and organic viral growth of our player network by offering an engaging, cohesive and connected experience. We intend to increase the scale and frequency of social interactions across the network and continue to acquire audiences beyond our organic reach through the rigorous execution of our rules-based paid acquisition campaigns.

•	Expand to new platforms and geographies. We intend to offer our content on major platforms that provide access to a significant user base in a particular region.

•

Foster process innovation through technology stack ownership. We believe that complete control of our technology stack from the King Cloud infrastructure to our game engines and marketing and analytics platforms provides us with key advantages in achieving performance and scale, transparency of operation, speed of innovation and a highly engaging player experience.

Summary of Risk Factors

Our business is subject to numerous risks described in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	we have experienced significant rapid growth in our operations;

•	a small number of games currently generate a substantial majority of our revenue;

•	we must develop new games and enhance our existing games so that our players will continue to play our games and make purchases of virtual items within our games;

•	we face significant competition;

•	if players do not find our casual game formats compelling and engaging, we could lose players and our revenue could decline;

•	we have a relatively short history offering our games on mobile and social platforms on a free-to-play basis, and this model and these platforms are relatively new and evolving;

•	if the use of mobile devices as game platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected;

•	our new games could divert players of our other games without growing the overall size of our network;

•	we may experience fluctuations in our quarterly operating results due to a number of factors, which makes our future results difficult to predict;

•	we rely on third-party platforms such as the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook to distribute our games and collect revenue; and

•

upon the completion of this offering, our directors, executive officers and holders of more than 5% of our ordinary shares will beneficially own 81.7% of our outstanding ordinary shares, including 44.8% held by entities affiliated with Apax WW Nominees Ltd. and 7.8% held by entities affiliated with Index Ventures.

Our Corporate Information and Structure

We were originally incorporated as Midasplayer.com Limited in September 2002, a company organized under the laws of England and Wales. In December 2006, we established Midasplayer International Holding Company Limited, a limited liability company organized under the laws of Malta, which became the holding company of Midasplayer.com Limited and our other wholly-owned subsidiaries. The status of Midasplayer International Holding Company Limited changed to a public limited liability company in November 2013 and its name changed to Midasplayer International Holding Company p.l.c. On March 25, 2014, King Digital Entertainment plc, a company incorporated under the laws of Ireland and created for the purpose of facilitating the initial public offering contemplated hereby, became our holding company by way of a share-for-share exchange in which the shareholders of Midasplayer International Holding Company p.l.c. exchanged their shares in Midasplayer International Holding Company p.l.c. for shares having substantially the same rights in King Digital Entertainment plc at a ratio of five shares of King Digital Entertainment plc for every two shares of Midasplayer International Holding Company p.l.c. See “Corporate Structure.” Upon the exchange, the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical consolidated financial statements of King Digital Entertainment plc. Our registered office is located at Fitzwilton House, Wilton Place, Dublin 2, Ireland and our telephone number is +44 (0) 20 3451 5464.

Our website address is www.king.com. Information contained on, or accessible through, our website is not a part of this prospectus. The King logo, “King,” “king.com,” “royalgames.com,” “Candy Crush Saga,” “Pet Rescue Saga,” “Farm Heroes Saga,” “Papa Pear Saga,” “Bubble Witch Saga” and other game titles, trademarks or service marks of ours appearing in this prospectus are our property. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

The Offering

Ordinary shares offered: By us	15,533,334 ordinary shares

By selling shareholders	6,666,666 ordinary shares

Underwriters’ option to purchase additional shares	The underwriters have an option, exercisable at any time within 30 days from the date of this prospectus, to purchase a maximum of 3,330,000 additional ordinary shares from the selling shareholders, less underwriting discounts and commissions, to cover over-allotment shares, if any. See “Underwriting.”

Ordinary shares to be outstanding immediately after this offering	314,932,321 ordinary shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of $326 million, based upon an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to create a public market for our ordinary shares, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include acquisitions. We will not receive any of the proceeds from the sale of shares by selling shareholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in our ordinary shares.

New York Stock Exchange symbol	“KING”

The number of ordinary shares to be outstanding immediately after this offering (i) is based on 299,338,370 ordinary shares outstanding as of December 31, 2013 and (ii) assumes the issuance of 60,617 ordinary shares upon the exercise of share options in connection with this offering and excludes:

•

15,494,370 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013 with a per share weighted-average exercise price of $4.55, a portion of which are linked to D3 ordinary shares;

•

1,166,666, 1,166,666 and 1,166,668 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013, which are subject to market-based vesting conditions based on our achievement of an average target price per share of $26.00, $32.00 and $38.00, respectively, over a specified time period, with a per share weighted-average exercise price of $7.46 and subsequently linked to D3 ordinary shares;

•	347,000 ordinary shares issuable upon the exercise of share options granted between January 1, 2014 and March 12, 2014 with a per share weighted-average exercise price of $9.87;

•

7,422,180 ordinary shares issuable upon the exercise of share options linked to D3 ordinary shares granted between January 1, 2014 and March 12, 2014 with a per share weighted-average exercise price of $31.37;

•	170,000 ordinary shares issued between January 1, 2014 and March 12, 2014;

•

80,000 ordinary shares issuable upon the exercise of vested shadow options outstanding as of the date of this prospectus with a per share exercise price of $0.00008 (an additional 143,750 previously outstanding and unvested shadow options will automatically lapse and be cancelled as of the date of this prospectus);

•	17,504,347 shares that were repurchased by us in January 2014; and

•

15,000,000 ordinary shares that may be issued under our 2014 Equity Incentive Plan (2014 Plan), which will be reduced by the 869,528 restricted stock units (RSUs) to be issued in connection with the completion of this offering, based on an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. Our 2014 Plan will provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Management—Share Incentive Arrangements—Post-offering Share Incentive Arrangements.”

Except as otherwise indicated, the information in this prospectus reflects and assumes:

•	the adoption of our amended and restated memorandum and articles of association, which will be in effect prior to the completion of this offering;

•	unless otherwise indicated, our 1,000-for-1 forward share split effected in November 2011;

•

the completion on March 25, 2014 of the share-for-share exchange at a 5-for-2 forward exchange ratio with our predecessor Midasplayer International Holding Company p.l.c., as more fully described in “Corporate Structure”;

•

the conversion of all of our outstanding A, B, C, D1 and D2 ordinary shares and A and B preference shares into 299,338,370 ordinary shares and the acquisition by us and cancellation of our deferred shares to be completed prior to the completion of this offering; and

•	no exercise by the underwriters of their option to acquire up to an additional 3,330,000 ordinary shares from the selling shareholders.

Summary Consolidated Financial Data

The following tables summarize certain consolidated financial and other data for our business. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have historically conducted our business through Midasplayer International Holding Company p.l.c. (formerly Midasplayer International Holding Company Limited) and its subsidiaries. On March 25, 2014, King Digital Entertainment plc, a company incorporated under the laws of Ireland and created for the purpose of facilitating the public offering contemplated hereby, became our holding company by way of a share-for-share exchange in which the shareholders of Midasplayer International Holding Company p.l.c. exchanged their shares in Midasplayer International Holding Company p.l.c. for shares having substantially the same rights in King Digital Entertainment plc, which had nominal assets and liabilities prior to the share-for-share exchange and will not have conducted any operations prior to the completion of this offering. Upon the exchange, the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical consolidated financial statements of King Digital Entertainment plc. The corporate reorganization is reflected in the calculation of King Digital Entertainment plc’s earnings (loss) per share calculations attributable to the equity holders of the company during the year. See “Corporate Structure.”

The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated statement of financial position data as of December 31, 2013 are derived from our annual consolidated financial statements included elsewhere in this prospectus. Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our historical results are not necessarily indicative of the results that should be expected in any future period.

	Year Ended December 31,
	2011	2012	2013
Consolidated Statements of Operations Data:
(in thousands, except per share data)
Revenue	$63,901	$164,412	$1,884,301
Costs and expenses (1):
Cost of revenue	25,915	54,713	584,358
Research and development	12,373	28,600	110,502
Sales and marketing	18,402	55,188	376,898
General and administrative	7,958	14,846	96,537

Total costs and expenses	64,648	153,347	1,168,295

Total revenue less expenses	(747)	11,065	716,006
Net finance income (costs)	49	52	(1,731)

Profit (loss) before tax	(698)	11,117	714,275
Tax expense	617	3,272	146,681

Profit (loss)	$(1,315)	$7,845	$567,594

Earnings (loss) per share attributable to the equity holders of the company (2):
Basic	$(0.00)	$0.03	$1.86

Diluted	$(0.00)	$0.02	$1.75

(footnotes appear on following page)

	Year Ended December 31,
	2011	2012	2013

Other Financial Data:
(in thousands, except percentage data)
Gross bookings (3)	$77,706	$181,570	$1,979,821
Adjusted EBITDA (4)	$4,442	$28,478	$824,742
Adjusted EBITDA margin (5)	7%	17%	44%

(1)	Costs and expenses include share-based and other equity-related compensation expense as follows (in thousands):

	Year Ended December 31,
	2011	2012	2013
Share-based and other equity-related compensation:
Cost of revenue	$—	$820	$4,583
Research and development	807	6,576	62,493
Sales and marketing	67	2,033	3,617
General and administrative	770	1,704	25,373

Total share-based and other equity-related compensation expense	$1,644	$11,133	$96,066

(2)	See Note 10 to our consolidated financial statements for further details on the calculation of basic and diluted earnings (loss) per share attributable to equity holders of the company during the year.
(3)	Gross bookings is defined as the total amount paid by our users for virtual items and for access to skill tournaments. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Gross Bookings” for a description of how we calculate gross bookings and for a reconciliation between gross bookings and revenue.
(4)	Adjusted EBITDA is profit (loss), adjusted for provision for income taxes, other income (expense), net finance income (cost), depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith), and changes in deferred revenue. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for a description of how we calculate adjusted EBITDA and for a reconciliation between adjusted EBITDA and profit (loss).
(5)	Adjusted EBITDA margin is adjusted EBITDA as a percentage of adjusted revenue. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for a description of how we calculate adjusted EBITDA margin and for a reconciliation between adjusted EBITDA margin and profit (loss) and see “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Adjusted Revenue” for a reconciliation between adjusted revenue and revenue.

The following consolidated financial position data as of December 31, 2013 is presented:

•	on an actual basis;

•

on a pro forma basis to give effect to the repurchase by us of all of our outstanding E ordinary shares in January 2014, the acquisition by us and cancellation of our deferred shares and A deferred shares, and the declaration and payment of a dividend to shareholders of $217 million in the aggregate in February 2014; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale by us of 15,533,334 ordinary shares in this offering at an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2013
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Consolidated Statement of Financial Position Data:
(in thousands)
Cash and cash equivalents	$408,695	$190,355	$516,529
Trade and other receivables	216,881	216,881	216,881
Total assets	806,863	588,523	914,697
Trade and other payables	172,107	172,107	172,107
Deferred revenue	10,942	10,942	10,942
Total liabilities	439,476	439,476	439,476
Share capital	65	24	25
Total shareholders’ equity	367,387	149,047	475,221

(1)	The pro forma consolidated statement of financial position as of December 31, 2013 included in our annual consolidated financial statements has been presented to reflect the payment of a dividend to shareholders of $217 million in the aggregate in February 2014. The pro forma information above differs from the pro forma consolidated statement of position included in our annual consolidated financial statements as of December 31, 2013.
(2)	The pro forma as adjusted cash and cash equivalents, total assets and total shareholders’ equity include the expenses related to this offering not yet recognized in our historical consolidated financial statements.

Non-GAAP Financial Measures

For more information about gross bookings, adjusted revenue, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures that are not prepared in accordance with IFRS, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Exchange Rate Information

Certain information contained in this prospectus is expressed in euro, such as the nominal value of certain of our ordinary shares, share option exercise prices and transactions values in “Related Party Transactions,” among others. The exchange rate between the U.S. dollar and the euro as of December 31, 2011, December 31, 2012, and December 31, 2013 was $1.2939, $1.3215, and $1.3767 respectively, per €1.00 according to the exchange rate according to the European Central Bank and OANDA Corporation.

Presentation of Financial Information

We report under IFRS as issued by the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). We have historically conducted our business through Midasplayer International Holding Company p.l.c. (formerly Midasplayer International Holding Company Limited) and its subsidiaries. On March 25, 2014, we completed a corporate reorganization and share-for-share exchange as described in “Corporate Structure” pursuant to which Midasplayer International Holding Company p.l.c. became a wholly-owned subsidiary of King Digital Entertainment plc, a company created for the purpose of facilitating the public offering contemplated hereby. The consolidated financial statements included in this prospectus are those of King Digital Entertainment plc, which are the historical financial statements of Midasplayer International Holding Company p.l.c. reflected retrospectively for the corporate reorganization and share-for-share exchange described in “Corporate Structure.” Upon the exchange, the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical consolidated financial statements of King Digital Entertainment plc.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before you invest in our ordinary shares, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our ordinary shares to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

We have experienced significant rapid growth in our operations, and we cannot assure you that we will effectively manage our growth.

We have experienced a period of significant rapid growth and expansion in our operations that has placed, and continues to place, significant strain on our management and resources. For example, our staff headcount and the scope and complexity of our business have increased significantly, with the number of employees increasing from 144 as of December 31, 2011 to 665 as of December 31, 2013, and we expect headcount growth to continue for the foreseeable future. Since October 2011, we have also opened five more game studios in Europe to support our growth and game development. The growth and expansion of our business and headcount create significant challenges for our management and operational resources. We cannot assure you that this level of significant growth will be sustainable in the future. In the event of continued growth of our operations, our information technology systems or our internal controls and procedures will need to be scaled to support our operations. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. We also recently hired our Chief Financial Officer in October 2013. To effectively manage our growth, we must continue to improve our operational and management processes and systems, and identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to do so, our ability to grow our business could be harmed. As our organization continues to grow, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new games. This could negatively affect our business performance.

A small number of games currently generate a substantial majority of our revenue.

In the fourth quarter of 2013, our top three games Candy Crush Saga, Pet Rescue Saga and Farm Heroes Saga accounted for 95% of our total gross bookings (across the web and mobile channels in the aggregate), with Candy Crush Saga accounting for 78% of our total gross bookings (across the web and mobile channels in the aggregate) or 86% and 58% of our mobile channel and web channel gross bookings, respectively. During 2013, we had fewer games launched on the mobile channel than on the web channel. In future periods, we expect Candy Crush Saga to represent a smaller percentage of our total mobile channel gross bookings as we diversify our mobile game portfolio. If the gross bookings of our top games, including Candy Crush Saga are lower than anticipated and we are unable to broaden our portfolio of games or increase gross bookings from those games, we will not be able to maintain or grow our revenue and our financial results could be adversely affected.

We must develop new games and enhance our existing games so that our players will continue to play our games and make purchases of virtual items within our games.

Our continued growth will depend on our ability to regularly develop new games and enhance our existing games in ways that improve the gaming experience for both paying and non-paying players while encouraging the purchase of virtual items within our games. In the event our current game development model ceases to be effective so that a game IP that is popular with VIPs fails to be successful when adapted for mobile and social platforms, our current development costs would increase and our operating results would suffer. It is possible that only a small number of our games, if any, become successful and generate significant purchases of virtual items.

Our ability to successfully develop new games and enhance existing games and their ability to achieve commercial success are subject to a number of challenges, including:

•	our need to continually anticipate and respond to changes in the game industry, particularly in the mobile and social platforms;

•	our ability to compete successfully against a large and growing number of industry participants;

•	our ability to develop and launch new game IP and games on time and on budget;

•	our ability to develop new game formats that drive engagement and monetization;

•	our ability to adapt to changing player preferences;

•	our ability to enhance existing games by adding features and functionality that will encourage continued engagement with the game;

•	our ability to hire and retain skilled personnel as we seek to expand our development capabilities;

•	our ability to achieve a positive return on our advertising investments and continue to experience success with organic viral growth; and

•	the need to minimize and quickly resolve bugs or outages.

If we are unable to develop new and enhance existing games that generate meaningful revenue, our business and financial results could be harmed.

We face significant competition, there are low barriers to entry in the digital gaming industry, and competition is intense.

The digital gaming industry is highly competitive, and we expect more competitors to emerge and a wider range of games, including in the casual category, to be introduced. We face competition from a number of competitors who develop games on social networks, mobile, PC and consoles, some of which include features that compete with our casual games and have community functions where game developers can engage with their players. These competitors include companies such as Electronic Arts Inc., Zynga Inc. and numerous smaller privately-held companies. In addition, we face competition from online game developers and distributors who are primarily focused on specific international markets, such as Tencent Holdings Limited in Asia. Many new developers enter the gaming market on a regular basis, some of which see significant success in a short period of time. We could also face increased competition if large companies with significant online presences such as Amazon.com, Inc., Apple, Inc., Facebook, Inc., Google Inc., The Walt Disney Company or Yahoo! Inc., choose to enter or expand in the games space or develop competing games. Some of these current, emerging and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games or distribution of their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the casual game industry.

As there are relatively low barriers to entry to develop a mobile or online casual game, we expect new game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications. We also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. Increased competition could result in loss of players or our ability to acquire new players cost-effectively, both of which could harm our business.

Our players may decide to select competing forms of entertainment instead of playing our games.

We also face competition for the leisure time, attention and discretionary spending of our players. Other forms of leisure time activities, such as offline, traditional online, personal computer and console games, television, movies, sports, and the Internet, are much larger and more well-established options for consumers. If our players do not find our games to be compelling or if other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

If players do not find our casual game formats compelling and engaging, we could lose players and our revenue could decline.

Our most successful games to date have been our games that are in the casual game genre and we intend to continue to develop new games in this genre. In addition, we launch our casual games in our Saga format, which involves the progression of the game through numerous levels and through a background story. It is possible that players could lose interest in this format over time due to a variety of reasons, including the emergence of new formats that players find more engaging, increased popularity of other game titles, or lack of sustained interest or loss of interest in particular games or the genre of games. If large numbers of players were to lose interest in the casual game genre or in our Saga format or if we are not able to develop games in new casual sub-genres or if we cannot develop new game formats, we could lose players, and our revenue and business could be harmed.

Frequent and unpredictable changes in consumer preferences may cause player interest in the casual game format to decline.

Our most successful games to date are in the casual game genre and our future success will depend on the continued popularity of casual games with consumers. Consumer tastes and preferences are subject to frequent changes, and it is possible that new gaming formats could replace casual games in popularity. We may not be able to predict future shifts in gaming formats and may not take timely action to adapt our products to new gaming formats or to develop games that consumers continue to enjoy. If player interest in the casual game format declines, and we are unable to anticipate future consumer preferences in gaming formats, then our business, financial performance and results of operations may be adversely and substantially affected.

We have a relatively short history offering our games on mobile and social platforms on a free-to-play basis. This model and these platforms are relatively new and evolving. These factors make it difficult to evaluate our future prospects and financial results.

Prior to 2010, we primarily generated revenue from online casual skills games with an emphasis on tournament play and from sales of advertising inventory available on our website. With the emergence of mobile and social platforms as a means for broad digital distribution, we began offering some of our games through Facebook beginning in late 2010, on mobile platforms through the Apple App Store and the Google Play Store in 2011 and through the Amazon Appstore and on KakaoTalk in 2013. Accordingly, we have had limited experience offering games using these new distribution platforms, which makes it difficult to effectively assess their long-term prospects. In addition, mobile platforms and social networks have only recently become significant distribution platforms. As a result, we have limited experience with our model and we also have limited information operating in these markets. Thus, it is difficult for us to forecast our future revenue growth, if any, and to plan our operating expenses appropriately, which in turn makes it difficult to predict our future operating results.

If the use of mobile devices as game platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.

While the number of people using mobile Internet-enabled devices, such as smartphones and handheld tablets, has increased dramatically in the past few years, the mobile market, particularly the market for mobile games, is still emerging and it may not grow as we anticipate. Our future success is substantially dependent upon the continued growth of use of mobile devices for games. The proliferation of mobile devices may not continue to develop at historical rates and consumers may not continue to use mobile Internet-enabled devices as a platform for games. In addition, we do not yet offer our games on all mobile devices. Therefore, if the mobile devices on which our games are available decline in popularity, we could experience a decline or a slow in growth in revenue until we are able to develop versions of our games for other mobile devices or platforms. Any decline in the usage of mobile devices for games could harm our business.

If we are able to develop new games that achieve success, it is possible that these games could divert players of our other games without growing the overall size of our network, which could harm our operating results.

Although it is important to our future success that we develop new games that become popular with players, it is possible that these games could cause players to reduce their playing time and purchases of virtual items in our existing games but without the new games making up the difference. In addition, we also plan to cross-promote our new games in our other games, which could further encourage players of existing games to divert some of their playing time and spend on existing games. If new games do not grow the size of our network or generate sufficient additional purchases of virtual items to offset any declines in purchases from our other games, our revenue could be materially and adversely affected.

Our free-to-play business model depends on purchases of virtual items within our games, and our business, financial condition and results of operations will be materially and adversely affected if we do not continue to successfully implement this model.

We derived nearly all of our revenue from the sale of virtual items in our games during the year ended December 31, 2013. Our games are available to players for free, and we generally generate revenue from them only if they purchase in-game virtual items, such as “boosters” that enhance their skills to help players progress, “extra lives” or “level unlocks” to progress further in the game. If we fail to offer popular virtual items, make unpopular changes to existing virtual items or offer games that do not attract purchases of virtual items, or if our distribution partners make it more difficult or expensive for players to purchase in-game virtual items, our business, financial condition and results of operations will be materially and adversely affected.

A relatively small percentage of our player network accounts for a large portion of our revenue and if we are unable to continue to retain players or if they decrease their spending, our revenue could be harmed.

A relatively small portion of our player network accounts for a large portion of our revenue. For example, during the month of December 2013, approximately 4% of our monthly unique users (MUUs), or approximately 12 million monthly unique payers (MUPs), purchased virtual items from us. If we are unable to continue to offer games that encourage these customers to purchase virtual items, if these players do not continue to play our games, or if we cannot encourage significant additional players to purchase virtual items in our games, we would not be able to sustain our revenue growth rate, and our business would be harmed.

As we achieve greater market penetration, the rate at which we acquire new players will decline, we may fail to retain existing customers, and the number of customers we have will fluctuate, any of which will materially and adversely affect our results of operations and financial condition.

For the quarter ended December 31, 2013, we had 408 million average monthly average users (MAUs), an increase of 341 million from 67 million for the quarter ended December 31, 2012, or 509%, and an increase of 47 million, or 13%, from 361 million for the quarter ended September 30, 2013. As we achieve greater market penetration, we do not expect to attract new players at a similar rate in the future. Accordingly the growth rates of our MAUs, DAUs and other key operating metrics may decline as compared to the growth rates from historic periods. In order to sustain our revenue, we must attract new players and retain existing players that purchase virtual items. To retain players, we must devote significant resources so that the games they play retain their interest, encourage them to purchase virtual items and attract them to our other games. If the number of our players, the rates at which we attract and retain players, the rate at which players purchase virtual items from us, or the volume and/or price of their purchases declines, our results of operations and financial condition will be adversely affected.

In order to acquire new players, we utilize a variety of marketing channels, including advertising online through mobile and social networks, and on television. Acquiring players can be costly and the effectiveness of such efforts can vary widely by game, geography and platform. Furthermore, the success of our business depends in large part on our ability to retain our players, generate revenue from new players and migrate our existing players to new games and new platforms. In 2012 and 2013, we incurred $55 million and $377 million, respectively, in sales and marketing expenses to promote our games. We also encourage our existing players to play our new games and use new platforms through cross-promotions. As our player network continues to evolve, it is possible that the composition of our player network may change in a manner that makes it more difficult to generate sufficient revenue to offset the costs associated with acquiring new players and retaining our current players. Additionally, our cross-promotions may be ineffective or could be restricted by platforms thereby reducing retention of our existing players. If the cost to acquire players is greater than the revenue we generate over time from those players and if we cannot successfully migrate our current players to new games and new platforms as we have historically done so, our business and operating results will be harmed.

We will not maintain our recent annual revenue and gross bookings growth rates.

Our recent annual revenue and gross bookings growth rates should not be considered indicative of our future performance. As we grow our business, we expect these annual growth rates to slow in future periods as the size of our player network increases and as we achieve higher market penetration rates. As these growth rates decline, investors’ perceptions of our business may be adversely affected and the market price of our ordinary shares could decline. For a discussion of movements in gross bookings and revenue, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Key Financial Metrics.”

We may not maintain profitability in the future.

Although we were profitable in the past, we expect to make significant investments in growing our business and significantly increase our employee headcount, which could reduce our profitability compared to past periods. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. As a result of these increased expenditures, our profitability could decline in future periods. While our revenue has grown substantially from 2011, this growth may not be sustainable, and we may not achieve sufficient revenue growth in future periods to maintain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors. Accordingly, we may not be able to maintain profitability, and we may incur losses in the future.

We may experience fluctuations in our quarterly operating results due to a number of factors, which make our future results difficult to predict.

Our revenue and other operating results could vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. In addition, we may not be able to accurately predict our future revenue or results of operations. We base our current and future expense levels on our internal operating plans and forecasts, and some of our operating costs are to a large extent fixed in the near term. As a result, we may not be able to reduce our costs quickly enough to compensate for an unexpected shortfall in revenue, and even a small shortfall in revenue could adversely affect financial results for that quarter.

Factors that may contribute to the variability of our quarterly results include:

•

the ability of games released in prior periods to sustain their popularity and monetization rates and the popularity and monetization rates of new games or enhancements to existing games released during the quarter;

•	a loss of popularity of the casual sub-genres of our games or our Saga game format;

•	our ability to maintain and increase the number of our players who purchase virtual items and the volume of their purchases;

•	delays in launching our games on mobile or social platforms;

•	changes to the terms and conditions offered by our platform partners and our ability to effectively use those platforms for distribution and marketing;

•	the timing of new games released by our competitors;

•	fluctuations in the size and rate of growth of overall consumer demand for games on mobile devices and social media or mobile platforms;

•	increases in marketing and other operating expenses that we may incur to grow and expand our operations;

•	system failures or breaches of data security;

•	changes in privacy laws affecting how we may market to our players or use the personal information we collect;

•	regulatory changes such as in consumer protection;

•	inaccessibility of the distribution platforms for our games;

•	changes in accounting rules;

•	fluctuations in foreign currency exchange rates; and

•	macro-economic conditions and their effect on discretionary consumer spending.

Our core value of putting our players first may conflict with the short-term interests of our business.

One of our core values is that the player comes first in everything we do, which we believe is essential to our success in increasing our growth and engagement and in serving the best, long-term interests of the company and our shareholders. Therefore, we may forgo certain expansion or short-term revenue opportunities that we do not believe will enhance the experience of our players, even if our decision negatively impacts our operating results in the short term. It is possible that our decisions may not result in the long-term benefits that we expect, in which case our business and operating results could be harmed.

If we fail to anticipate or successfully develop games for new technologies, platforms and devices, the quality, timeliness and competitiveness of our games could suffer.

The casual category is characterized by rapid technological changes that can be difficult to anticipate. New technologies, including distribution platforms and gaming devices, such as consoles, connected TVs or a combination of existing and new devices, may force us to adapt our current game development processes or adopt new processes. If consumers shift their time to platforms other than the mobile and social platforms where our games are currently distributed, the size of our audience could decline and our performance could be impacted. It may take significant time and resources to shift our focus to such technologies, platforms and devices, putting us at a competitive disadvantage. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development to adapt to these new technologies, distribution platforms and devices, either to preserve our games or a game launch schedule or to keep up with our competition, which would increase our development expenses. We could also devote significant resources to updating developing games to work with such technologies, platforms or devices, and these new technologies, platforms or devices may not experience sustained, widespread consumer acceptance. The occurrence of any of these events could adversely affect the quality, timeliness and competitiveness of our games, or cause us to incur significantly increased costs, which could harm our operating results.

We rely on third-party platforms such as the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook to distribute our games and collect revenue. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing changed to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms were unavailable for a prolonged period of time, our business will suffer.

In 2012 and 2013, we derived a majority of our revenue from distribution of our games on the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook, and most of the virtual items we sell are purchased using the payments processing systems of these platform providers. These platforms also serve as significant online distribution platforms for our games. We are subject to their standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms. In addition, if we violate, or if a platform provider believes that we have violated, its terms and conditions, the particular platform provider may discontinue or limit our access to that platform, which would harm our business. Our business would be harmed if they discontinue or limit our access to their platforms, if their platforms decline in popularity, if they modify their current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees, or change how the personal information of players is made available to developers or develop their own competitive offerings.

We also rely on the continued operation of third-party platforms such as the Apple App Store, the Google Play Store, Facebook, the Amazon Appstore and KakaoTalk. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged, or even short-term, basis or other similar issues arise that impact players’ ability to download our games, access social features or purchase virtual items, it would have a material adverse effect on our revenue, operating results and brand. Furthermore, any change or deterioration in our relationship with these platform providers could materially harm our business and likely cause our share price to decline.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), or the other rules and regulations of the Securities and Exchange Commission (SEC), or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend on the continued services and performance of our key personnel, including Riccardo Zacconi, our Chief Executive Officer, and John Sebastian Knutsson, our Chief Creative Officer, and our other executive officers and senior development personnel. Although we have entered into employment agreements with Messrs. Zacconi and Knutsson, the agreements have no specific duration and these employees can terminate their employment at any time, subject to the agreed notice periods and post-termination restrictive covenants. In addition, our games are created, developed, enhanced and supported in our in-house game studios. The loss of key game studio personnel, including members of management as well as key engineering, game development, artists, product, marketing and sales personnel, could disrupt our current games, delay new game development, and decrease player retention, which would have an adverse effect on our business.

As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. In particular, we intend to hire a significant number of engineering, development, operations and design personnel in 2014, and we expect to face significant competition from other companies in hiring such personnel as well as recruiting well-qualified staff in multiple international jurisdictions. As we mature, the incentives to attract, retain and motivate our staff provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

We currently operate in multiple jurisdictions and plan to continue expanding to jurisdictions where we have limited operating experience and may be subject to increased business and economic risks that could affect our financial results.

We plan to continue the expansion of our game offerings to various other jurisdictions, where we have limited or no experience in marketing, developing and deploying our games. For example, we intend to expand our operations in Asia, and some Asian markets have substantial legal and regulatory complexities. We are subject to a variety of risks inherent in doing business internationally, including:

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risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, and unexpected changes in laws, regulatory requirements and enforcement;

•	burdens of complying with a variety of foreign laws in multiple jurisdictions;

•	potential damage to our brand and reputation due to compliance with local laws, including requirements to provide player information to local authorities;

•	fluctuations in currency exchange rates;

•	political, social or economic instability;

•	the potential need to recruit and work through local partners;

•	cultural differences which may affect market acceptance of our games;

•	reduced protection for or increased violation of intellectual property rights in some countries;

•	difficulties in managing global operations and legal compliance costs associated with multiple international locations;

•	compliance with the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar laws in other jurisdictions;

•	natural disasters, including earthquakes, tsunamis and floods;

•	inadequate local infrastructure; and

•	exposure to local banking, currency control and other financial-related risks.

If we are unable to manage our global operations successfully, our financial results could be adversely affected.

We are dependent on a small number of data center providers and any failure or significant interruption in our network could impact our operations and harm our business.

We host the backend systems that our games use from a primary data center located in Stockholm, Sweden. We have a back-up system also hosted at a separate data center in Stockholm, Sweden. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our players. Our third-party data center operators could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our games could adversely affect our reputation and adversely affect the game playing experience. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Interruptions in our services might reduce our revenue, subject us to potential liability, or adversely affect our renewal rates.

To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. Our insurance may be insufficient to compensate us for any losses.

We will need to continue to expand and enhance our network infrastructure to accommodate the growth of our business.

We rely on our internal network infrastructure to manage our operations and to provide us with the data we need to analyze the performance of our business and to report our operational and financial performance accurately. With our recent growth, we have had to invest in expanding and enhancing our network systems and we plan to continue to invest in our network systems, which could involve additional purchases of computer hardware and software as well as the hiring of additional operations personnel. We may not be able to successfully install and implement any new computer hardware and software needed to enhance our operational systems and we may not be able to attract a sufficient number of additional qualified operations personnel. If we are unable to successfully expand and enhance our network infrastructure and operational systems, or experience difficulties in implementing such systems, our business could be harmed.

Catastrophic events may disrupt our business.

Our systems and operations are vulnerable to damage or interruption from fires, floods, power losses, telecommunications failures, cyber attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. Additionally, we rely on our network, data centers and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing and operational support activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Unforeseen “bugs” or errors in our games could harm our brand, which could harm our operating results.

Our games have in the past contained and may in the future contain errors or “bugs” that are not detected until after they are broadly released. Any such errors could harm the overall game playing experience for our players, which could cause players to reduce their playing time or in game purchases, discontinue playing our games altogether, or not recommend our games. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other projects, or harm our operating results.

Security breaches could harm our business.

Security breaches have become more prevalent in the technology and gaming industries. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we have in the past experienced and we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers and/or suffer other negative consequences to our business. A security breach could adversely affect the game playing experience and cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage. Further, certain incidents that we can experience may not be covered by the insurance that we carry.

Moreover, if a high profile security breach occurs with respect to us or another digital entertainment company, our customers and potential customers may lose trust in the security of our business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

The laws and regulations concerning data privacy and data security are continually evolving; our or our platform providers’ actual or perceived failure to comply with these laws and regulations could harm our business.

Players can play our games online, using third-party platforms and networks and on mobile devices. We collect and store significant amounts of information about our players—both personally identifying and non-personally identifying information. We are subject to laws from a variety of jurisdictions regarding privacy and the protection of this player information. For example, the European Union (EU) has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy regulations. The U.S. Children’s Online Privacy Protection Act (COPPA) also regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future. The U.S. government, including the Federal Trade Commission and the Department of Commerce, is continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices and the EU has proposed reforms to its existing data protection legal framework. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player confidence in our products and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. This could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquries and investigations, and an inability to conduct our business.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. Parts of our business require us to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards (PCI DSS). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, civil liability and loss of certification and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we currently comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our business, operating results and financial condition. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our customers, which would adversely affect our business, operating results and financial condition.

Cheating programs or guides could affect the player experience and may lead players to stop purchasing virtual items.

Unrelated third parties have developed, and may continue to develop, “cheating” programs or guides that enable players to advance in our games, which could reduce the demand for virtual items. In addition, unrelated third parties could attempt to scam our players with fake offers for virtual items. In addition, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release, which may result in lost revenue opportunities. This may lead to lost revenue from paying players or increased cost of developing technological measures to respond to these, either of which could harm our business.

If we fail to maintain our brand or further develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our games and attracting new players. Brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. In addition, our brand can be harmed if we experience adverse publicity for our games for any reason, including due to “bugs,” outages, security breaches or violations of laws. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications.

If we are unable to maintain and nurture our company culture, our business may be harmed.

We believe that building and maintaining a unique culture benefits our players and staff. As we transition to being a public company and continue staff headcount growth and expand our operations, it will be more challenging to maintain our company culture. If we fail to maintain our culture, we may not be able to recruit and retain talented staff that develop and support highly engaging games for our players and our business may be harmed.

Our business is subject to a variety of laws worldwide, many of which are untested and still developing and which could subject us to further regulation, claims or otherwise harm our business.

We are subject to a variety of laws in Europe, the United States and other non-U.S. jurisdictions, including laws regarding consumer protection (including with respect to the use of email, telephonic, text messaging and other forms of electronic marketing), intellectual property, virtual items and currency, export and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in Ireland, the United States, Europe and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, gaming, payments, copyright, distribution and antitrust, among others. Furthermore, the growth and development of electronic commerce and virtual items and currency may prompt calls for more stringent consumer protection laws that may impose additional burdens on or limitations on operations of companies such as ours conducting business through the Internet and mobile devices. For example, the EU has recently stated that it intends to meet with the industry and consumer-protection groups to discuss certain aspects of free-to-play games. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency, banking institutions, unclaimed property and money laundering may be interpreted to cover virtual currency or goods, or laws regarding the regulation of gambling may be interpreted to encompass our games. We have structured and operate our skill tournaments with gambling laws in mind and believe that playing these games does not constitute gambling. However, our skill tournaments could in the future become subject to gambling-related rules and regulations and expose us to civil and criminal penalties. We also sometimes offer our players various types of contests and promotion opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. If these were to occur we might be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States, Europe or elsewhere regarding these activities may lessen the growth of casual game services and impair our business.

Changes in the tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our services and our financial results.

Due to the global nature of the Internet, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our activities, or impose obligations on us to collect such taxes. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the sale of virtual items and the provision of online services. The imposition of new or revised non-U.S. or U.S. federal, state or local tax laws or regulations may subject us or our players to additional sales, income, consumption, use or other taxes. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling virtual items over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

The intended tax benefits of our corporate structure and intercompany arrangements may not be realized, which could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to provide us worldwide tax efficiencies. The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. As a result, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, domain names and other intellectual property rights as critical to our success and we rely on trademark and patent law, trade secret protection, copyright law and confidentiality and license agreements to protect our proprietary rights.

We pursue the registration of our domain names, trademarks and service marks in Europe, the United States and in certain additional jurisdictions. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced.

We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to confirm our ownership of intellectual property and to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Further, our corporate structure includes several different subsidiaries in many countries, which increases our burden with respect to policing our employees’ compliance with their confidentiality obligations. Finally, in some instances we may be required to obtain licenses to intellectual property in lieu of ownership. Such licenses may be limited in scope and require us to renegotiate on a frequent basis for additional use rights. Moreover, to the extent we only have a license to any intellectual property used in any of our games, there may be no guarantee of continued access to such intellectual property, including on commercially reasonable terms.

Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology and games. For example, some companies have released games that are very similar to other successful games in an effort to confuse the market and divert players from their competitor’s games to their copycat games. To the extent that these tactics are employed with respect to any of our games, it could reduce our revenue that we generate from these games. Monitoring unauthorized use of our games is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly in certain non-U.S. jurisdictions, such as certain Asian jurisdictions, where the laws may not protect our intellectual property rights as fully as in Europe and the United States. To the extent we expand our activities worldwide, our exposure to unauthorized copying and use of our games and proprietary information may increase. In the future, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets to determine the validity and scope of proprietary rights claimed by others or to defend against claims of infringement or invalidity. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or games. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.

We could be required to cease certain activities and/or incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

Some of our competitors may own technology patents, copyrights, trademarks, trade secrets and website content, which they may use to assert claims against us. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. As we face increasing competition and as litigation becomes a more common way to resolve disputes, we face a higher risk of being the subject of intellectual property infringement claims. Although we have not been subject to successful claims or lawsuits against us in the past, we cannot assure you that we will not become in the future, subject to claims that we have misappropriated or misused other parties’ intellectual property rights. If we are sued by a third party that claims that our technology infringes its rights, the litigation (with or without merit) could be expensive and could divert our management resources.

The results of any intellectual property litigation to which we might become a party may require us to do one or more of the following:

•	cease making, selling, offering for sale or using technologies that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, such payments or costs could have a material adverse effect upon our business and financial results.

We use open source software in our games that may subject our software code to general release or require us to re-engineer such code, which may cause harm to our business.

We use open source software in our game development. Some open source software licenses require developers who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our games. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our game development efforts, any of which could harm our reputation, result in player losses, increase our costs or otherwise adversely affect our business and operating results.

Risks Related to Investing in a Foreign Private Issuer or an Irish Company

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.

As a foreign private issuer whose ordinary shares are listed on the New York Stock Exchange, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the New York Stock Exchange listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in Ireland may afford less protection to holders of our ordinary shares. For example, under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange listing standards. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. We may rely on exemptions available under the New York Stock Exchange listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange listing standards.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.

Upon consummation of this offering, we will report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to provide as detailed disclosure as a U.S. registrant, particularly in the area of executive compensation. It is possible that some investors may not be as interested in investing in our ordinary shares as the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas, which could adversely affect our share price.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the New York Stock Exchange listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Judgments of U.S. courts may be difficult to enforce in Ireland.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Summary judgment against us or our directors or officers, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. litigation to be reopened on the basis that those matters have already been decided by the U.S. court provided that the Irish court is satisfied that:

•	the judgment is final and conclusive;

•	the U.S. court had jurisdiction to determine the claim(s) (which is a matter of Irish law);

•	the U.S. judgment is not impeachable for fraud and is not contrary to Irish rules of natural or substantial justice;

•	the enforcement of the judgment will not be contrary to public policy or statute in Ireland;

•	the judgment is for a definite sum of money;

•	the Irish proceedings were commenced within the relevant limitation period;

•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

•

before the date on which the U.S. court gave judgment, the issues in question had not been the subject of a final judgment of an Irish court or of a court of another jurisdiction whose judgment is enforceable in Ireland.

Irish Law may afford less protection to holders of our securities.

As an Irish company, we are governed by the Irish Companies Acts 1963-2013 (Irish Companies Acts), which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. The rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under Irish law than the civil liability provisions of the U.S. securities laws. You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in U.S. courts. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

Our board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Following the listing of our ordinary shares on the New York Stock Exchange, we will become subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (Irish Takeover Rules), under which we will not be permitted to take certain actions that might “frustrate” an offer for our ordinary shares once our board of directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of our board of directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.

Under the Irish Takeover Rules if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in the company if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12 month period. Following the listing of our ordinary shares on the New York Stock Exchange, under the Irish Takeover Rules, certain separate concert parties (including, among others, our shareholder Apax WW Nominees Ltd. and its affiliates and all of the members of our board of directors) will be presumed to be acting in concert.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements. Following the listing of our ordinary shares on the New York Stock Exchange, we may consult with the Irish Takeover Panel with respect to the application of this presumption and the restrictions on the ability to acquire further securities although, we are unable to provide any assurance as to whether the Irish Takeover Panel will overrule this presumption. For a description of certain takeover provisions applicable to us, see “Description of Share Capital—Irish Takeover Rules and Substantial Acquisition Rules.” Accordingly the application of the Irish Takeover Rules may frustrate the ability of certain of our shareholders and directors to acquire our ordinary shares.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Acts, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following:

•	under Irish law, dividends may only be declared by us if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Acts;

•	under Irish law, each shareholder present at a meeting has only one vote unless a poll is called, in which case each shareholder gets one vote per share owned;

•

under Irish law, unless disapplied in accordance with Irish law in the articles of association of a company or a special resolution of the shareholders, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares, whereas under typical U.S. state law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•

under Irish law, certain matters require the approval of 75% of the votes cast at a general meeting of our shareholders, including amendments to our articles of association, which may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. state law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•

under Irish law, a bidder seeking to acquire us would need, on a tender offer, to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, a tender of 80% of our outstanding ordinary shares will likely be a condition to a tender offer to acquire us, not more than 50% as is becoming more common in tender offers for corporations organized under U.S. state law; and

•

under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments.

Following the completion of the transaction, a future transfer of your ordinary shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company (DTC) will not be subject to Irish stamp duty. It is anticipated that the majority of our shares will be traded through DTC by brokers who hold such shares on behalf of customers. The exemption for transfers of book-entry interests in DTC is available because our shares will be traded on a recognized stock exchange in the United States. However, if you hold ordinary shares directly rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired, which must be paid prior to the registration of the transfer on our official Irish share register). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares. For further discussion, see “Material U.S. Federal Income Tax Consequences to U.S. Holders—Passive Foreign Investment Company.”

Risks Related to Offering and Ownership of Ordinary Shares

In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 12 months and beyond, we may need or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our games;

•	continue to expand our development, sales and marketing teams;

•	acquire complementary technologies, products or businesses;

•	expand our global operations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	continue our operations.

Our share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.

Market prices for securities of newly-public companies have historically been particularly volatile in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price in this offering. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	loss of existing players due to declining popularity of existing games or lack of new highly successful games;

•	actual or anticipated changes in our growth rate;

•	competitors developing more compelling games attracting our players;

•	our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	the loss of, or changes to, one of our other distribution platforms such as the Apple App Store, the Google Play Store, the Amazon Appstore or Facebook;

•	changes in market valuations of similar companies;

•	success of competitive games or products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products or services, contracts, acquisitions or strategic alliances;

•	regulatory developments in Europe, the United States or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	general trends in the gaming industry as a whole;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	further issuances of ordinary shares by us;

•	sales or ordinary shares by our shareholders;

•	repurchases of ordinary shares; and

•	changes in general economic, industry and market conditions.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our shares shortly following this offering. If the market price of our ordinary shares after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds.

Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

The price of our ordinary shares could decline if there are substantial sales of our ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or if there is a large number of shares of our ordinary shares available for sale. All of the ordinary shares sold in this offering will be available for sale in the public market. Substantially all of our remaining outstanding ordinary shares are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (Securities Act), and various vesting restrictions.

Following the completion of this offering, certain of our shareholders will have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our shareholders. All of these shares are subject to market standoff or lock-up agreements restricting their sale until 181 days after the date of this prospectus. We also intend to register the ordinary shares that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance subject to the shareholder completing the applicable vesting period in the case of some shares issued under our existing share incentive arrangements, and subject to existing market standoff or lock-up agreements.

J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC may, at their discretion, permit our shareholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of our ordinary shares could decline as a result of the sale of a substantial number of ordinary shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Purchasers of ordinary shares in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will incur immediate dilution of $21.05 in the net tangible book value per share from the price you paid based on an assumed initial public offering price of $22.50, the midpoint of the price range set forth on the cover page of this prospectus.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of share capital and may impair our ability to acquire other companies by using our ordinary shares as consideration.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our company, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our directors, executive officers and holders of more than 5% of our ordinary shares prior to this offering together with their affiliates, will continue to have substantial control over us after this offering and will beneficially own, in the aggregate, approximately 81.7% of our outstanding ordinary shares, which could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our ordinary shares prior to this offering, together with their affiliates, will beneficially own, in the aggregate, approximately 81.7% of our outstanding ordinary shares, including 44.8% held by entities affiliated with Apax WW Nominees Ltd. and 7.8% held by entities affiliated with Index Ventures, assuming no exercise of the underwriters’ option to acquire additional ordinary shares in this offering. As a result, these shareholders, acting together, may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger or consolidation. In addition, these shareholders, acting together, may have the ability to control or influence the management of our affairs. These holders acquired their shares for substantially less than the price of the shares being acquired in this offering, and these holders may have interests, with respect to their shares, that are different from those of investors in this offering and the concentration of voting power among these holders may have an adverse effect on our share price.

We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We may not pay any cash dividends on our ordinary shares in the future. As a matter of Irish law, we can only pay dividends to the extent that we have distributable reserves and, in the case of cash dividends, cash resources available for this purpose. Any future determination to declare cash dividends will be made at the discretion of our board of directors. In the short term, the distributable reserves will depend on the Irish High Court approval of our resolution to cancel our share premium account (and it is expected that such a cancellation will convert our entire current share premium account that arises from the share-for-share exchange into distributable profits). The ability to pay cash dividends will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts which require Irish companies to have profits available for distribution before they can pay dividends, and covenants under our current or any future credit facilities, which may restrict or limit our ability to pay dividends and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. More specifically, our current credit facility contains restrictions on our ability to pay cash dividends. As a result, a return on your investment may only occur if our share price appreciates.

We will seek Irish High Court approval of the creation of distributable reserves. While we expect to receive this approval, it is not guaranteed.

Under Irish law, dividends may only be paid, and share repurchases and redemptions must generally be funded, out of distributable reserves, which we will not have immediately following this offering. The creation of our distributable reserves requires Irish High Court approval, which we expect to receive in the second half of

2014. While we are not currently aware of any reason why the Irish High Court would not approve the creation of our distributable reserves, this matter is solely within the discretion of the Irish High Court. In the event that our distributable reserves are not created, no distributions by way of dividends, share repurchases, redemptions or otherwise will be permitted under Irish law until such time as the group has created sufficient distributable reserves from its trading activities.

Our existing shareholders may be entitled to pre-emptive rights under Irish law, which could limit our ability to raise funds through future issuances of our ordinary shares.

Subject to specified exceptions, including the opt-out described in our articles of association, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares in exchange for cash. The opt-out described in our articles of association must be renewed every five years by a resolution approved by not less than 75% of the votes cast by our shareholders at a general meeting. We expect that we will seek renewal of the opt-out at an annual general meeting within five years from the adoption date of our articles of association. However, we cannot guarantee that the pre-emptive rights opt-out will always be approved. If this opt-out is not renewed, it can make any future equity fundraising more cumbersome, costly and time consuming.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

In certain limited circumstances, dividends paid by us may be subject to Irish dividend withholding tax.

In certain limited circumstances, dividend withholding tax (DWT), which is currently at a rate of 20%, may arise in respect of dividends, if any, paid on our ordinary shares. A number of exemptions from DWT exist such that certain shareholders resident in the United States and shareholders resident in certain other countries (the “relevant territories”) may be entitled to exemptions from DWT. For a list of these “relevant territories,” and a discussion of the requirement to complete certain Irish DWT declaration forms to qualify for many of the exemptions, see “Taxation—Taxation in Ireland—Dividend Withholding Tax.”

Shareholders resident in the United States that hold their shares through DTC will not be subject to DWT provided the addresses of the beneficial owners is recorded as being within the United States in the particular broker’s records (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by (1) residents of the United States and held outside of DTC and (2) shareholders resident in “relevant territories” will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. However, other shareholders may be subject to DWT, which could adversely affect the price of your shares.

After the transaction, dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT generally has no liability for Irish income tax or income charges on a dividend from an

Irish resident company unless that shareholder holds the shares through a branch or agency that carries on a trade in Ireland. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT generally has no additional liability for Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. A shareholder’s liability for Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preference shares. For more information, see “Taxation—Income Tax on Dividends.”

Ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (CAT) could apply to a gift or inheritance of our ordinary shares irrespective of the place of residence, ordinary residence, or domicile of the parties. This is because our ordinary shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. See “Taxation—Capital Acquisitions Tax.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Words such as “believe,” “project,” “plan,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may,” “potential,” “continue” or the negative of these terms, and similar expressions intended to identify future events or outcomes indicate such forward-looking statements. Not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus may include statements about:

•	our growth strategies;

•	launching new games and additional functionality to games that are commercially successful;

•	updating, supporting and sustaining our global franchise games;

•	our ability to retain and increase our player base and increase in-game microtransactions;

•	our player acquisition costs;

•	competition from companies in a number of industries, including other casual game developers and publishers and both large and small, public and private Internet companies;

•	our relationships with Apple, Google, Amazon, Facebook and other platforms;

•	protecting and developing our brand and intellectual property portfolio;

•	our ability to successfully enter new markets and manage our international expansion;

•	costs associated with defending intellectual property infringement and other claims;

•	attracting and retaining qualified employees and key personnel;

•	our future business development, results of operations and financial condition;

•	descriptions of tax laws;

•	rulings by courts or other governmental authorities;

•	the use of proceeds from this offering; and

•	assumptions underlying any of the foregoing.

The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA AND USER METRICS

Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position and market opportunity, is based on information from various sources, including independent industry publications by App Annie Limited (App Annie), AppData, a division of Mediabistro Inc. (AppData), comScore, Inc. (comScore), eMarketer Inc. (eMarketer), Flurry, Inc. (Flurry Analytics), Gartner, Inc. (Gartner), International Data Corporation (IDC) and Strategy Analytics Inc. (Strategy Analytics). These industry publications, reports, surveys and forecasts generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of the information contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications, reports, surveys and forecasts.

The Gartner report described herein (Gartner Report), represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. Certain information in the text of the prospectus is contained in independent industry publications. This information is identified with a superscript number. The source of, and selected additional information contained in, these independent industry publications are provided below:

1.	Strategy Analytics, Inc., Global Smartphone Installed Base Forecast by Operating System for 88 Countries: 2007 to 2018, January 2014.

2.	Strategy Analytics, Inc., Tablet Operating Systems Installed Base Forecast by Country: 2010-2018, March 2014.

3.	IDC, Worldwide New Media Market Model, July 2013.

4.	eMarketer Inc., Social Networking Reaches Nearly One in Four Around the World, June 18, 2013.

5.	Gartner, Inc., Forecast: Mobile App Stores, Worldwide, 2013 Update, September 5, 2013.

6.	IDC, Worldwide Gaming-Optimized Handheld, Smartphone, and Tablet Gaming 2013-2017 Forecast, April 2013.

7.	comScore, Inc., Worldwide Online Gaming Community Reaches 127 Million People, July 10, 2007.

User Metrics

In this prospectus, when we refer to MAUs, MUUs, MUPs, DAUs, MGABPPU and GABPU, unless otherwise indicated, we are referring to information we have compiled based on our internal analytics system. For information concerning these internally-measured metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Key Operating Metrics.” We also refer in this prospectus to DAUs and MAUs as measured and published by AppData, an independent service that publicly reports traffic data for games and other applications on third-party platforms such as the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook. We rely on AppData information whenever we refer to the ranking of our games on the third-party platforms. Each of these references is identified by the phrase “according to AppData” or a similar phrase. We base our DAU and MAU data on our own internal analytics system, which may differ from the corresponding information published by AppData.

For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period, would be counted as two users. For our calculation of unique user metrics, we did not de-duplicate user data, so that a user who plays our games on multiple platforms or devices in the relevant period will be counted as a unique user for each platform or device on which the user played during the period.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $326 million, based upon an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (which expenses do not include approximately $7 million of offering expenses that were already recognized as of December 31, 2013).

A $1.00 increase (decrease) in the assumed initial public offering price of $22.50 per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $15 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $21 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to create a public market for our ordinary shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include acquisitions. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. Pending these uses, we intend to invest the net proceeds to us from the offering in short-term, investment-grade, interest-bearing instruments. We will not receive any of the proceeds from sales of ordinary shares by the selling shareholders.

DIVIDEND POLICY

On October 21, 2013, our board of directors declared a dividend of $1.050 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $287 million in aggregate, which was paid on October 24, 2013. On January 31, 2014, our board of directors declared a dividend of $0.795 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in the aggregate, which was paid on February 6, 2014.

Our ability to pay dividends on our ordinary shares in the future is limited by restrictions, including under Irish law and under our asset-based loan facility (ABL Credit Facility). Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Furthermore, as a matter of Irish law, the ability to pay dividends will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts, which require Irish companies to have profits available for distribution before they can pay dividends and, in the case of cash dividends, cash resources available for this purpose. In the short term, the distributable reserves will depend on the Irish High Court approval of our resolution to cancel our share premium account (and it is expected that such a cancellation will convert our entire current share premium account that arises from the share-for-share exchange into distributable profits).

Cash dividends on our ordinary shares, if any, are expected to be paid in U.S. dollars. As we are an Irish company, dividend withholding tax (DWT), currently at a rate of 20%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. Where DWT does arise, we are responsible for deducting DWT at source and accounting for the relevant amount to the Irish Revenue Commissioners. For additional information on Irish tax considerations and limits on our ability to pay dividends, see “Taxation—Taxation in Ireland—Dividend Withholding Tax” and “Description of Share Capital—Dividends.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of all of our outstanding A and B preference shares into ordinary shares prior to the completion of this offering, the repurchase by us of all of our outstanding E ordinary shares in January 2014, the acquisition by us and cancellation of our deferred shares and A deferred shares, and the declaration and payment of a dividend to shareholders of $217 million in the aggregate in February 2014; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale by us of 15,533,334 ordinary shares in this offering at an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 60,617 ordinary shares upon the exercise of share options in connection with this offering.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)(3)
(in thousands, except share and per share data)
Cash and cash equivalents	$408,695	$190,355	$516,529

Shareholders’ equity:
Share capital:
Ordinary shares, $0.00008 nominal value, 3,330,101,138 shares authorized, 641,620,917 shares issued and outstanding, actual; ordinary shares, $0.00008 nominal value, 1,000,000,000 shares authorized, 299,338,370 shares issued and outstanding, pro forma; ordinary shares, $0.00008 nominal value, 1,000,000,000 shares authorized, 314,932,321 shares issued and outstanding, pro forma as adjusted	65	24	25
Preference shares, $0.00008 nominal value, 190,607,500 shares authorized, 178,577,500 issued and outstanding, actual; preference shares, $0.00008 nominal value, 12,500,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Other reserves	65,995	64,796	390,969
Retained earnings	301,327	84,227	84,227

Total shareholders’ equity	367,387	149,047	475,221

Total capitalization	$367,387	$149,047	$475,221

(1)	The pro forma consolidated statement of financial position as of December 31, 2013 included in our annual consolidated financial statements has been presented to reflect the payment of a dividend to shareholders of $217 million in the aggregate in February 2014. The pro forma information above differs from the pro forma consolidated statement of position included in our annual consolidated financial statements as of December 31, 2013.
(2)	The pro forma as adjusted cash and cash equivalents, total assets and total shareholders’ equity includes the expenses related to this offering not yet recognized in our historical consolidated financial statements.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $22.50 per share would increase (decrease) each of cash and cash equivalents, other reserves, total shareholders’ equity, and total capitalization by approximately $15 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

Except as otherwise indicated, the table above excludes:

•

15,554,987 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013 with a per share weighted-average exercise price of $4.54, a portion of which are linked to D3 ordinary shares, and 60,617 of which will be issued upon exercise of share options in connection with this offering;

•

1,166,666, 1,166,666 and 1,166,668 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013, which are subject to market-based vesting conditions based on our achievement of an average target price per share of $26.00, $32.00 and $38.00, respectively, over a specified time period, with a per share weighted-average exercise price of $7.46 and subsequently linked to D3 ordinary shares;

•	347,000 ordinary shares issuable upon the exercise of share options granted between January 1, 2014 and March 12, 2014 with a per share weighted-average exercise price of $9.87;

•

7,422,180 ordinary shares issuable upon the exercise of share options linked to D3 ordinary shares granted between January 1, 2014 and March 12, 2014 with a per share weighted-average exercise price of $31.37;

•	170,000 ordinary shares issued between January 1, 2014 and March 12, 2014;

•

80,000 ordinary shares issuable upon the exercise of vested shadow options outstanding as of the date of this prospectus with a per share exercise price of $0.00008 (an additional 143,750 previously outstanding and unvested shadow options will automatically lapse and be cancelled as of the date of this prospectus); and

•

15,000,000 ordinary shares that may be issued under our 2014 Plan, which will be reduced by the 869,528 RSUs to be issued in connection with the completion of this offering, based on an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. Our 2014 Plan will provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Management—Share Incentive Arrangements—Post-offering Share Incentive Arrangements.”

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately following the completion of this offering.

Our pro forma net tangible book value as of December 31, 2013 was $140 million, or $0.47 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our ordinary shares outstanding as of December 31, 2013, after giving effect to the repurchase by us of all of our outstanding E ordinary shares in January 2014, the acquisition by us and cancellation of our deferred shares and A deferred shares, and the declaration and payment of a dividend to shareholders of $217 million in the aggregate in February 2014.

After giving effect to the issuance and sale by us of 15,533,334 ordinary shares in this offering at an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (which expenses do not include approximately $7 million of offering expenses that were already recognized as of December 31, 2013), our pro forma as adjusted net tangible book value as of December 31, 2013, would have been $466 million, or $1.48 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.01 per share to our existing shareholders and an immediate dilution of $21.02 per share, or 93.4%, to new investors purchasing ordinary shares in this offering.

Assumed initial public offering price per share		$22.50
Pro forma net tangible book value per share as of December 31, 2013	$0.47
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	1.01

Pro forma as adjusted net tangible book value per share		1.48

Dilution in pro forma net tangible book value per share to new investors in this offering		$21.02

A $1.00 increase (decrease) in the assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.05 per share and increase (decrease) the dilution to new investors by approximately $0.95 per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

The following table summarizes, as of December 31, 2013, on the pro forma as adjusted basis described above, the number of our ordinary shares, the total consideration and the average price per share (1) paid to us by existing shareholders and (2) to be paid by new investors purchasing our ordinary shares in this offering at an assumed initial public offering price of $22.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	299,398,987	95.1%	$8,972,666	2.5%	$0.03
New investors	15,533,334	4.9	349,500,015	97.5	$22.50

Total	314,932,321	100%	$358,472,681	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $22.50 per share would increase (decrease) total consideration paid by new investors by approximately $16 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions.

The total number of shares reflected in the discussion and tables above is based on 299,338,370 ordinary shares outstanding as of December 31, 2013 and does not reflect the shares purchased by new investors from the selling shareholders. The discussion and tables above assume no exercise of any outstanding share options or shadow options. To the extent that any of these events occur, there will be further dilution to new investors.

Sales by the selling shareholders in this offering will cause the number of ordinary shares held by existing shareholders to be reduced to 292,671,704 shares, or 92.9% of the total number of our ordinary shares outstanding following the completion of this offering, and will increase the number of shares held by new investors to 22,200,000 shares, or 7.1% of the total number of shares outstanding following the completion of this offering.

In addition, if the underwriters’ option to acquire additional ordinary shares from the selling shareholders is exercised in full, the number of shares held by the existing shareholders following the completion of this offering would be reduced to 289,341,704 shares or 91.9% of the total number of shares outstanding after this offering, and the number of shares held by new investors would be increased to 25,530,000 shares, or 8.1% of the total number of shares outstanding following the completion of this offering.

The number of ordinary shares to be outstanding after this offering (i) is based on 299,338,370 ordinary shares outstanding as of December 31, 2013 and (ii) assumes the issuance of 60,617 ordinary shares upon the exercise of share options in connection with this offering and excludes:

•

15,494,370 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013 with a weighted-average exercise price of $4.55 per share, a portion of which are linked to D3 ordinary shares;

•

1,166,666, 1,166,666 and 1,166,668 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013, which are subject to market-based vesting conditions based on our achievement of an average target price per share of $26.00, $32.00 and $38.00, respectively, over a specified time period, with a per share weighted-average exercise price of $7.46 and subsequently linked to D3 ordinary shares;

•	347,000 ordinary shares issuable upon the exercise of share options granted between January 1, 2014 and March 12, 2014 with a per share weighted-average exercise price of $9.87;

•

7,422,180 ordinary shares issuable upon the exercise of share options linked to D3 ordinary shares granted between January 1, 2014 and March 12, 2014 with a per share weighted-average exercise price of $31.37;

•	170,000 ordinary shares issued between January 1, 2014 and March 12, 2014;

•

80,000 ordinary shares issuable upon the exercise of vested shadow options outstanding as of the date of this prospectus with a per share exercise price of $0.00008 (an additional 143,750 previously outstanding and unvested shadow options will automatically lapse and be cancelled as of the date of this prospectus);

•	17,504,347 shares that were repurchased by us in January 2014; and

•

15,000,000 ordinary shares that may be issued under our 2014 Plan, which will be reduced by the 869,528 RSUs to be issued in connection with the completion of this offering, based on an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. Our 2014 Plan will provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Management—Share Incentive Arrangements—Post-offering Share Incentive Arrangements.”

CORPORATE STRUCTURE

We were originally incorporated as Midasplayer.com Limited in September 2002, a company organized under the laws of England and Wales. In December 2006, we established Midasplayer International Holding Company Limited, a limited liability company incorporated under the laws of Malta, which became the holding company of Midasplayer.com Limited and our other wholly-owned subsidiaries. The status of Midasplayer International Holding Company Limited changed to a public limited liability company in November 2013 and its name changed to Midasplayer International Holding Company p.l.c. On March 25, 2014, King Digital Entertainment plc, a company incorporated under the laws of Ireland and created for the purpose of facilitating the initial public offering contemplated hereby, became our holding company by way of a share-for-share exchange in which the shareholders of Midasplayer International Holding Company p.l.c. exchanged their shares in Midasplayer International Holding Company p.l.c. for shares having substantially the same rights in King Digital Entertainment plc at a ratio of five shares of King Digital Entertainment plc for every two shares of Midasplayer International Holding Company p.l.c. Upon the exchange, the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical consolidated financial statements of King Digital Entertainment plc. Our registered office is located at Fitzwilton House, Wilton Place, Dublin 2, Ireland and our telephone number is +44 (0) 20 3451 5464. We have additional offices in Stockholm and Malmö, Sweden; Barcelona, Spain; Bucharest, Romania; London, United Kingdom; St. Julians, Malta; and San Francisco, California.

All of our operations are conducted through various subsidiaries, which are organized and operated according to the laws of their country of incorporation.

The following chart shows our corporate structure after giving effect to the reorganization described above:

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

We have historically conducted our business through Midasplayer International Holding Company p.l.c. (formerly Midasplayer International Holding Company Limited) and its subsidiaries. On March 25, 2014, King Digital Entertainment plc, a company incorporated under the laws of Ireland and created for the purpose of facilitating the public offering contemplated hereby, became our holding company by way of a share-for-share exchange in which the shareholders of Midasplayer International Holding Company p.l.c. exchanged their shares in Midasplayer International Holding Company p.l.c. for shares having substantially the same rights in King Digital Entertainment plc, which had nominal assets and liabilities prior to the share-for-share exchange and will not have conducted any operations prior to the completion of this offering. The historical consolidated financial statements included in this prospectus are those of King Digital Entertainment plc, which are the historical financial statements of Midasplayer International Holding Company p.l.c. reflected retrospectively for the corporate reorganization and share-for-share exchange. Upon the exchange, the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical consolidated financial statements of King Digital Entertainment plc. See “Corporate Structure.”

The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated statements of financial position data as of December 31, 2012 and 2013 are derived from our annual consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2010 and the consolidated statements of financial position data as of December 31, 2010 and 2011 are derived from our consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the year ended December 31, 2009 and the consolidated statements of financial position data as of December 31, 2009 are derived from our unaudited consolidated financial statements not included in this prospectus. Our financial statements are prepared in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected in any future period.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Consolidated Statements of Operations Data:
(in thousands, except per share data)
Revenue	$59,722	$58,448	$63,901	$164,412	$1,884,301
Costs and expenses (1):
Cost of revenue	25,065	29,655	25,915	54,713	584,358
Research and development	5,758	8,156	12,373	28,600	110,502
Sales and marketing	14,601	13,042	18,402	55,188	376,898
General and administrative	7,116	6,049	7,958	14,846	96,537

Total costs and expenses	52,540	56,902	64,648	153,347	1,168,295

Total revenue less expenses	7,182	1,546	(747)	11,065	716,006
Net finance income (costs)	160	76	49	52	(1,731)

Profit (loss) before tax	7,342	1,622	(698)	11,117	714,275
Tax expense (credit)	1,563	(122)	617	3,272	146,681

Profit (loss)	$5,779	$1,744	$(1,315)	$7,845	$567,594

Earnings (loss) per share attributable to the equity holders of the company (2):
Basic	$0.02	$0.00	$(0.00)	$0.03	$1.86

Diluted	$0.02	$0.00	$(0.00)	$0.02	$1.75

(footnotes appear on following page)

	Year Ended December 31,
	2011	2012	2013
Other Financial Data:
(in thousands, except percentage data)
Gross bookings (3)	$77,706	$181,570	$1,979,821
Adjusted EBITDA (4)	$4,442	$28,478	$824,742
Adjusted EBITDA margin (5)	7%	17%	44%

(1)	Costs and expenses include share-based and other equity-related compensation expense as follows (in thousands):

	Year Ended December 31,
	2009	2010	2011	2012	2013
Share-based and other equity-related compensation:
Cost of revenue	$—	$—	$—	$820	$4,583
Research and development	—	—	807	6,576	62,493
Sales and marketing	—	—	67	2,033	3,617
General and administrative	77	17	770	1,704	25,373

Total share-based and other equity-related compensation expense	$77	$17	$1,644	$11,133	$96,066

(2)	See Note 10 to our consolidated financial statements for further details on the calculation of basic and diluted earnings (loss) per share attributable to equity holders of the company during the year.
(3)	Gross bookings is defined as the total amount paid by our users for virtual items and for access to skill tournaments. See “—Non-GAAP Financial Measures—Gross Bookings” for a description of how we calculate gross bookings and for a reconciliation between gross bookings and revenue.
(4)	Adjusted EBITDA is profit (loss), adjusted for provision for income taxes, other income (expense), net finance income (cost), depreciation, amortization, share-based and other-equity related compensation (including social security charges associated therewith), and changes in deferred revenue. See “—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for a description of how we calculate adjusted EBITDA and for a reconciliation between adjusted EBITDA and profit (loss).
(5)	Adjusted EBITDA margin is adjusted EBITDA as a percentage of adjusted revenue. See “—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for a description of how we calculate adjusted EBITDA margin and for a reconciliation between adjusted EBITDA margin and profit (loss) and see “—Non-GAAP Financial Measures—Adjusted Revenue” for a reconciliation between adjusted revenue and revenue.

	As of December 31,
	2009	2010	2011	2012	2013
Consolidated Statements of Financial Position Data:
(in thousands)
Cash and cash equivalents	$27,101	$25,611	$21,658	$27,912	$408,695
Trade and other receivables	5,718	5,585	7,292	33,401	216,881
Total assets	38,150	36,682	35,804	75,223	806,863
Trade and other payables	13,171	13,589	15,467	31,948	172,107
Deferred revenue	—	—	2,326	5,681	10,942
Total liabilities	15,496	13,473	18,923	41,692	439,476
Share capital	27	27	24	25	65
Total shareholders’ equity	22,654	23,209	16,881	33,531	367,387

The following unaudited quarterly consolidated statements of operations data for each of the quarters indicated have been prepared on a basis consistent with our annual consolidated financial statements. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Quarter Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013
Quarterly Consolidated Statements of Operations Data: (in thousands)
Revenue	$21,626	$31,903	$41,274	$69,609	$205,918	$455,472	$621,196	$601,715
Costs and expenses (1)
Cost of revenue	9,473	10,974	13,084	21,182	64,014	142,421	188,716	189,207
Research and development	4,170	5,220	6,091	13,119	22,183	28,761	11,039	48,519
Sales and marketing	6,220	14,266	12,339	22,363	47,629	112,843	110,164	106,262
General and administrative	2,217	2,954	4,351	5,324	6,514	16,285	22,786	50,952

Total costs and expenses	22,080	33,414	35,865	61,988	140,340	300,310	332,705	394,940

Total revenue less expenses	(454)	(1,511)	5,409	7,621	65,578	155,162	288,491	206,775
Net finance income (costs)	8	21	12	11	3	7	(1,795)	54

Profit (loss) before tax	(446)	(1,490)	5,421	7,632	65,581	155,169	286,696	206,829
Tax expense	258	490	974	1,550	12,930	29,254	56,914	47,583

Profit (loss)	$(704)	$(1,980)	$4,447	$6,082	$52,651	$125,915	$229,782	$159,246

Other Data:
Capital expenditures (2)	$966	$1,529	$939	$1,823	$3,486	$4,163	$6,867	$8,442

(1)	Costs and expenses include share-based and other equity-related compensation expense (credit) as follows (in thousands):

	Quarter Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013
Share-based and other equity-related compensation
Cost of revenue	$58	$70	$109	$583	$1,123	$1,647	$275	$1,538
Research and development	477	928	1,102	4,069	13,271	18,554	(1,963)	32,631
Sales and marketing	23	1,533	218	259	453	365	296	2,503
General and administrative	199	993	233	279	451	1,088	907	22,927

Total share-based and other equity-related compensation expense (credit)	$757	$3,524	$1,662	$5,190	$15,298	$21,654	$(485)	$59,599

(2)	Includes purchases of intangible assets.

Non-GAAP Financial Measures

In this prospectus, we use gross bookings, adjusted revenue, adjusted EBITDA and adjusted EBITDA margin. These measures are not calculated in accordance with IFRS or U.S. GAAP and we collectively refer to these as non-GAAP financial measures.

Gross Bookings

Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is equal to the total amount paid by our users for virtual items and for access to skill tournaments. In these periods, gross bookings included amounts paid for advertising space, which have become immaterial in recent periods.

We use gross bookings to evaluate the results of our operations, generate future operating plans and assess our performance. While we believe that this non-GAAP financial measure provides a meaningful measurement of our business performance during a particular period because it measures the total cash spend by our players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure.

The following table reflects the reconciliation of revenue to gross bookings for each of the periods indicated (in thousands):

	Year Ended			Quarter Ended
	December 31,			Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013
	2011	2012	2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$63,901	$164,412	$1,884,301	$21,626	$31,903	$41,274	$69,609	$205,918	$455,472	$621,196	$601,715
Sales tax	7,277	11,891	99,688	2,209	2,566	2,700	4,416	14,735	23,338	30,085	31,530
Other income(1)	(1,870)	(3,181)	(14,917)	(549)	(620)	(606)	(1,406)	(3,497)	(4,825)	(4,153)	(2,442)
Movement in player wallet and other adjustments(2)	6,052	5,106	5,483	1,229	1,438	1,092	1,347	1,339	1,208	1,337	1,599
Change in deferred revenue	2,346	3,342	5,266	4,625	2,272	(1,005)	(2,550)	101	5,726	(285)	(276)

Gross bookings	$77,706	$181,570	$1,979,821	$29,140	$37,559	$43,455	$71,416	$218,596	$480,919	$648,180	$632,126

(1)	Other income includes other marketing-related rebates from platform providers, European Union sales tax rebates from platform providers and other immaterial and minor elements of income related to skill tournaments.
(2)	Calculated as the change of the net withdrawable cash balance in skill tournament players’ accounts after adjustments for tournament fees, deposits, withdrawals, chargebacks and confiscated funds.

Adjusted Revenue

Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. We define adjusted revenue as revenue adjusted for changes in deferred revenue. We believe that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

The following table reflects the reconciliation of revenue to adjusted revenue for each of the periods indicated (in thousands):

	Year Ended			Quarter Ended
	December 31,			Mar. 31, 2012	Jun. 30 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013
	2011	2012	2013
Reconciliation of Revenue to Adjusted Revenue:
Revenue	$63,901	$164,412	$1,884,301	$21,626	$31,903	$41,274	$69,609	$205,918	$455,472	$621,196	$601,715
Change in deferred revenue	2,346	3,342	5,266	4,625	2,272	(1,005)	(2,550)	101	5,726	(285)	(276)

Adjusted revenue	$66,247	$167,754	$1,889,567	$26,251	$34,175	$40,269	$67,059	$206,019	$461,198	$620,911	$601,439

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. We define adjusted EBITDA as profit (loss), adjusted for income tax expense, other income (expense), net finance income (costs), depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. We believe that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. We also use these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance.

Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. These limitations include:

•	adjusted EBITDA does not include change in deferred revenue, other income (expense), which includes foreign exchange gains and losses;

•	adjusted EBITDA does not include share-based and other equity-related compensation expense (includes social security charges associated therewith) and periodic charges; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit (loss) to adjusted EBITDA for each of the periods indicated (in thousands, except percentage data):

	Year Ended			Quarter Ended
	December 31,			Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013
	2011	2012	2013
Reconciliation of Profit (Loss) to Adjusted EBITDA:
Profit (loss)	$(1,315)	$7,845	$567,594	$(704)	$(1,980)	$4,447	$6,082	$52,651	$125,915	$229,782	$159,246
Add:
Income tax expense	617	3,272	146,681	258	490	974	1,550	12,930	29,254	56,914	47,583
Other income (expense) , net	(859)	112	1,041	310	(1,170)	752	220	(589)	267	675	688
Net finance (income) costs	(49)	(52)	1,731	(8)	(21)	(12)	(11)	(3)	(7)	1,795	(54)
Share-based and other equity-related compensation(1)	1,644	11,133	96,066	757	3,524	1,662	5,190	15,298	21,654	(485)	59,599
Change in deferred revenue	2,346	3,342	5,266	4,625	2,272	(1,005)	(2,550)	101	5,726	(285)	(276)
Depreciation and amortization	2,058	2,826	6,363	548	614	715	949	1,034	1,345	1,798	2,186

Adjusted EBITDA	$4,442	$28,478	$824,742	$5,786	$3,729	$7,533	$11,430	$81,422	$184,154	$290,194	$268,972

Adjusted EBITDA margin	7%	17%	44%	22%	11%	19%	17%	40%	40%	47%	45%

(1)	Includes the vested portion of a special grant of $24 million, for the quarter ended December 31, 2013, to be paid in cash at the completion of this offering on a per share or per award basis to our current personnel and directors that hold equity securities or other share-based incentive awards. A second special grant was made in early 2014 and the vested portion is to be paid in cash at the completion of this offering. Any unvested portion is paid, subsequently over the remaining vesting period. No such future grants are expected. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends and Other Payments.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements included elsewhere in this prospectus, which are the subject of the following discussion and analysis, are those of King Digital Entertainment plc and its consolidated subsidiaries. We have historically conducted our business through Midasplayer International Holding Company p.l.c. (formerly Midasplayer International Holding Company Limited) and its subsidiaries, and, upon completion of the share-for-share exchange, Midasplayer International Holding Company p.l.c. became our wholly-owned subsidiary whereby the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical financial statements of King Digital Entertainment plc. See “Corporate Structure.”

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with the consolidated financial statements and related notes of King Digital Entertainment plc included elsewhere in this prospectus for each of the years ended December 31, 2011, 2012 and 2013. Our financial statements are prepared in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected in the future. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading interactive entertainment company for the mobile world. In December 2013, an average of 128 million DAUs played our games more than 1.2 billion times per day and, in February 2014, an average of 144 million DAUs played our games more than 1.4 billion times per day. We make casual games, which appeal to a wide and growing audience. Users access our games for free anywhere and anytime they wish to, either on their mobile devices, through social networks or via our website, king.com. The combination of wide game appeal, accessibility, and our multi-platform capabilities enables us to attract a broad user base, foster viral growth, and create a compelling, fun and social experience. We generate revenue primarily through sales of virtual items by means of microtransactions, where certain of our users pay for items and features that enhance their entertainment experience, such as extra lives, boosters and additional game content.

We have been developing and publishing online casual games since 2003. Following our formation, we became a leading game portal, developing and publishing proprietary games in a tournament format through our website, as well as distributing our content on other leading web portals of the time, such as AOL, MSN and Yahoo!. In recent years, as the market has shifted materially to mobile and social platforms, we have embraced new distribution channels for our games such as the Apple App Store, the Google Play Store, Facebook, the Amazon Appstore and KakaoTalk and by doing so have significantly expanded our reach and market opportunity. Today, the majority of our users now access our content through their mobile devices, a trend that continues to grow.

During the last decade, we have developed a proprietary catalog of more than 180 game IPs across a wide range of casual sub-genres, which we continue to grow. We use a well-practiced, low-cost, low risk process for game development where we have typically developed a new game IP with a team of three people in 20 weeks. We launch new game IPs on our royalgames.com website, where we receive rapid feedback from our core user base of VIP customers. We then identify the games that we believe have the highest potential, based on deep performance analytics and our historical experience, and enhance them with additional features and capabilities in our Saga format before releasing them on other leading distribution channels, such as the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook.

Prior to 2011, our primary source of revenue was multi-player skill tournament games, or skill tournaments, accessed on our website. In these games, users typically pay us a portion of their tournament fees to play a game, which we recognize as revenue. In the third quarter of 2011, we began launching games on Facebook. By

December 2011, revenue from the sale of virtual items through the games we offer on mobile and social platforms exceeded revenue from our skill tournaments. In the fourth quarter of 2013, revenue from these skill tournaments represented 1% of our revenue.

The launch of our games on mobile and social platforms has driven significant revenue growth. We launched Bubble Witch Saga on mobile in July 2012, followed by Candy Crush Saga in November 2012, Pet Rescue Saga in June 2013, Papa Pear Saga in November 2013 and Farm Heroes Saga in January 2014. Our mobile games were installed over 76 million times and played approximately 1 billion times a day during the month of December 2013. Our mobile games were installed over 65 million times and played over 1.4 billion times a day during the month of February 2014. From their launch until February 28, 2014, our mobile games have been installed more than 600 million times. These mobile games were the primary driver for the acceleration in our revenue growth during the fourth quarter of 2012 and 2013.

We have also achieved substantial momentum distributing our games on social networks. Our first major game launch on Facebook was Bubble Witch Saga, which launched in September 2011, and has shown significant staying power in terms of users and monetization. We subsequently launched Candy Crush Saga in April 2012, Pet Rescue Saga in November 2012, Farm Heroes Saga in April 2013 and Papa Pear Saga in May 2013. As of December 31, 2013, we had five games among Facebook’s top 15 games, as measured by DAUs, which were all leaders in their respective sub-genres.

Across all of our distribution platforms, our network of games had over 128 million average DAUs in December 2013 and 144 million average DAUs in February 2014. Our top games in terms of total average DAUs in December 2013 and February 2014, respectively, were Candy Crush Saga (93 million and 97 million average DAUs), Pet Rescue Saga (15 million and 15 million average DAUs), Farm Heroes Saga (8 million and 20 million average DAUs), Papa Pear Saga (5 million and 5 million average DAUs) and Bubble Witch Saga (3 million and 3 million average DAUs).

From 2011 to 2012, our revenue increased 156% from $64 million to $164 million, our adjusted EBITDA increased from $4 million to $28 million, and our profit (loss) before tax increased from $(0.7) million to $11 million. From 2012 to 2013, our revenue increased from $164 million to $1,884 million, an increase of 1,049%, our adjusted EBITDA increased from $28 million to $825 million, and our profit before tax increased from $11 million to $714 million. This continued growth was driven by significant increases in average DAUs and gross average bookings per user, or GABPU, for the year ended December 31, 2013, which were up 659% and 49%, respectively, as compared to the year ended December 31, 2012. For a description of how we calculate adjusted EBITDA and the limitations of this financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

Our operating philosophy can be broken down into the execution of four distinct steps: creating and distributing high quality content wherever our users want it; increasing our network size and reach by growing and sustaining the active base of users playing our games; generating strong engagement with those users and driving increased frequency of play across our portfolio of games; and monetization by converting our active users into paying customers. These critical components define our operating strategy and will underpin our financial and operational growth in the future.

Our financial focus is to grow our gross bookings and revenue and convert that growth to profitability. We believe that our business model is highly scalable and has demonstrated strong operating leverage in terms of our ability to convert incremental revenue growth into incremental growth in adjusted EBITDA and cash flow. The majority of our cost base is variable. One of our largest operating costs, performance marketing expenses, is discretionary and follows a data-centric rules-based approach aimed at maximizing aggregate ROI regardless of content, channel or advertising format. Our business generates significant cash flows from operations and requires limited capital expenditures. As of December 31, 2013, we have only raised $9 million of primary capital for our business since inception and we had net cash generated from operating activities of $680 million for the year ended December 31, 2013.

How We Generate Revenue

We generate our revenue primarily through the sale of virtual items to users. Our users can purchase virtual items, which enhance and expand their game experience. These virtual items include items such as extra lives and skill-enhancing boosters, as well as the ability to unlock additional game content. Our microtransaction model includes multiple opportunities throughout gameplay for our users to buy virtual items. A typical “consumable” virtual item is used immediately, priced at approximately $1 and revenue is recognized upon the consumption. We offer “durable” virtual items in some of our games. A player can use these items over extended periods of gameplay and they typically have a higher purchase price of $5 to $30. Revenue from these durable virtual items is recognized over the estimated life of a paying player for that specific game, which is between five and eight months for our top three games by revenue. The majority of our sales of virtual items are consumable in nature, with durable goods making up a relatively small percentage of the total mix. Durable virtual items accounted for 4%, 13% and 1% of revenue for the years ended December 31, 2011, 2012 and 2013, respectively. In the future, we intend to focus on the sale of consumable virtual items, and we therefore expect durable virtual items to represent a declining percentage of revenue.

In September 2012, we began to offer virtual currency to our players on Facebook. Our virtual currency can only be redeemed for virtual items and cannot be withdrawn. Virtual currency purchased in one of our games cannot be used in another of our games. Revenue from the sale of our virtual currency is deferred and recognized when the virtual item, purchased with the virtual currency, is used by the player.

Most of the purchases of virtual items are currently processed by the platform provider used by the individual player. Nearly all purchases of virtual items were made through Apple’s iOS, Google’s Android, Amazon’s Kindle and Facebook platforms during the year ended December 31, 2013. These platforms typically charge us approximately 30% of the after-tax payments they collect, which reflects their normal terms of trade. We recognize the gross amount of these transactions as revenue and record a corresponding cost of revenue for the amount paid to our platform partners.

We generate a portion of our revenue from skill tournaments on our royalgames.com website. On skill tournaments, we retain a portion of the amount that users pay to play as revenue. In the year ended December 31, 2013, revenue from these skill tournaments represented 1% of our revenue.

We have also historically generated a portion of our revenue from the sale of advertising space to third parties on our king.com website and in our games; however, advertising accounted for 12%, 10% and 1% of revenue in the years ended December 31, 2011, 2012 and 2013, respectively. In the second quarter of 2013, we discontinued selling such advertising space, and we do not expect to derive any significant portion of our revenue from the sale of advertising space in the foreseeable future.

Key Business Metrics

We use the following key financial and operating metrics to evaluate and manage our business on an ongoing basis, which we believe are useful for investors to compare key financial data both within and across reporting periods:

•	Financial Metrics

•	Gross Bookings

•	Revenue

•	Adjusted EBITDA

•	Adjusted EBITDA margin

•	Operating Metrics

•	Monthly Active Users (MAUs)

•	Monthly Unique Users (MUUs)

•	Monthly Unique Payers (MUPs)

•	Monthly Gross Average Bookings per Paying User (MGABPPU)

•	Daily Active Users (DAUs)

•	Gross Average Bookings per User (GABPU)

Key Financial Metrics

Gross Bookings. We define gross bookings as the total amount paid by our users for virtual items and for access to skill tournaments. We believe that this metric provides a meaningful measurement of our business performance during a particular period because it measures the total cash spend by our players in the period. Gross bookings is not computed in accordance with IFRS and, prior to June 2013, included amounts collected for advertising space sold. For a discussion of the limitations of this financial measure and a reconciliation of revenue to gross bookings, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Gross Bookings.”

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in millions)	2012	2012	2012	2012	2013	2013	2013	2013
Gross bookings	$29	$38	$43	$71	$219	$481	$648	$632
Revenue	22	32	41	70	206	455	621	602

Our top three games accounted for 94% of our gross bookings in 2013. This compares to 61% of our gross bookings in 2012. As we continue to launch new games, we anticipate that the concentration of gross bookings across our top games will decline.

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in millions)	2012	2012	2012	2012	2013	2013	2013	2013
North America	$7	$10	$14	$25	$98	$263	$375	$354
Rest of world	22	28	29	46	121	218	273	278

We also review our gross bookings by geography. Our gross bookings in North America are higher relative to all other geographies due to the size and maturity of its mobile and online markets. In 2013, 55% of our gross bookings were generated by users in North America, an increase from 31% of our gross bookings in North America in 2012, and 11% of our gross bookings were generated by users in the United Kingdom in 2013. As a result of the significant growth in North America, no other country, other than the United Kingdom, represented more than 10% of gross bookings during 2013.

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in millions)	2012	2012	2012	2012	2013	2013	2013	2013
Mobile	$—	$—	$2	$16	$126	$328	$475	$460
Web	26	34	37	49	88	147	173	172
Other	3	4	4	6	5	6	—	—

In all regions, an increasing number of our users are accessing our games through their mobile devices. In the year ended December 31, 2013, 70% of our gross bookings were generated by mobile users, an increase from 10% in the year ended December 31, 2012. We introduced Candy Crush Saga on mobile in the fourth quarter of 2012 and have seen mobile gross bookings as a percentage of total gross bookings expand from 23% in the fourth quarter of 2012 to 73% in the fourth quarter of 2013.

Gross bookings in the quarter ended December 31, 2013 slightly declined compared to the quarter ended September 30, 2013. The decline was driven by a decrease in Candy Crush Saga gross bookings, which was mostly offset by an increase in gross bookings across all of our other games. This growth in the other games was driven by a further diversification of our portfolio in the mobile channel as we released more games on that channel in the middle and later part of 2013.

In January 2014, we also released Farm Heroes Saga on the mobile channel. Following this launch, gross bookings from this game have increased and we have seen further diversification of our overall gross bookings. We believe these recent launches, in combination with new content releases, have contributed to recent gross bookings consistent with those of the fourth quarter of 2013. In future periods, as we continue to diversify our mobile game portfolio, we expect Candy Crush Saga to represent a smaller percentage of our total mobile channel and overall gross bookings.

Revenue. Revenue increased by $1,720 million from $164 million in the year ended December 31, 2012 to $1,884 million in the year ended December 31, 2013. The key drivers of this increase were consistent with those affecting gross bookings. From the fourth quarter of 2012 to the fourth quarter of 2013, deferred revenue related to in-period bookings increased from $3 million to $6 million due to an increase in total revenue but declined as a proportion of adjusted revenue. For additional detail on our revenue recognition policies, see “—Critical Accounting Policies and Estimates.”

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in millions)	2012	2012	2012	2012	2013	2013	2013	2013
Adjusted EBITDA	$6	$4	$8	$11	$81	$184	$290	$269
Profit (loss)	(1)	(2)	4	6	53	126	230	159

Adjusted EBITDA. We define adjusted EBITDA as profit (loss), adjusted for income tax expense, other income (expense), net finance income (costs), depreciation, amortization, share-based and other equity-related compensation and changes in deferred revenue. We believe that adjusted EBITDA is a useful metric for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. Adjusted EBITDA is not calculated in accordance with IFRS. For a discussion of the limitations of this non-GAAP financial measure and a reconciliation of profit (loss) to adjusted EBITDA, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

Adjusted EBITDA increased from $28 million in the year ended December 31, 2012 to $825 million in the year ended December 31, 2013. This growth was primarily driven by increases in gross bookings and revenue, and increased monetization across most platforms, partially offset by planned increases in performance marketing spend and increased investment in permanent and temporary headcount. Adjusted EBITDA and adjusted EBITDA margin decreased from $290 million and 47%, respectively, in the third quarter of 2013 to $269 million and 45%, respectively, in the fourth quarter of 2013. We believe that the reasons for this decrease are consistent with the factors driving the movement in gross bookings over the same periods. Adjusted EBITDA margin increased from 17% in the year ended December 31, 2012 to 44% in the year ended December 31, 2013 reflecting the strong economies of scale in our business model.

Key Operating Metrics

We track a variety of operating metrics to measure our ability to grow, retain and monetize our user network. These metrics are shown on a quarterly basis to be consistent with how they are tracked internally and will be reported going forward. For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period would be counted as two users. For our calculation of unique user metrics, we do not de-duplicate user data, so that a user who plays our games on multiple platforms or devices in the relevant period will be counted as a unique user for each platform or device on which the user played during the period. However, due to certain technological limitations, a user who plays on more than one platform or device will likely be counted more than once as a unique user. For additional information on these user metrics, see “Market Data and User Metrics—User Metrics.”

Monthly Active Users (MAUs). We monitor MAUs as a key measure of the overall size of our network of users and as a measure of their regular engagement with our portfolio of games. MAUs are the number of individuals who played a particular game in the 30-day period ending with the measurement date. We calculate average MAUs by adding the total number of active users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
(in millions)	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013
Average MAUs	30	49	52	67	138	265	361	408

Average MAUs increased by 341 million, or 509%, from 67 million in the quarter ended December 31, 2012 to 408 million in the quarter ended December 31, 2013. Average MAUs increased by 47 million, or 13%, from 361 million in the quarter ended September 30, 2013 to 408 million in the quarter ended December 31, 2013. We believe our growth in MAUs was driven by our focus on the introduction of additional popular games combined with the increased consumer usage of mobile devices, which has positively impacted the viral growth of our user network.

Monthly Unique Users (MUUs). We monitor MUUs as a key measure of total network reach across our games. MUUs are the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. We calculate average MUUs by adding the total number of unique users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in millions)	2012	2012	2012	2012	2013	2013	2013	2013
Average MUUs	20	28	31	43	101	194	269	304

Average MUUs increased by 261 million, or 607%, from 43 million in the quarter ended December 31, 2012 to 304 million in the quarter ended December 31, 2013. Average MUUs increased by 35 million, or 13%, from 269 million in the quarter ended September 30, 2013 to 304 million in the quarter ended December 31, 2013. We believe that the reasons for the growth in our MUUs were consistent with the factors driving the growth in our MAUs.

Monthly Unique Payers (MUPs). We monitor MUPs as a key measure of total paid network reach across our network of games. MUPs are the number of unique individuals who made a purchase of a virtual item at least once on a particular platform in the 30-day period ending with the measurement date. We calculate average MUPs by adding the total number of unique payers as of the end of each month in a period and dividing by the number of months in the period. Average MUPs for periods prior to April 2013 exclude Google’s Android payers due to technological limitations.

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in thousands)	2012	2012	2012	2012	2013	2013	2013	2013
Average MUPs	411	674	854	1,321	4,095	10,339	13,012	12,165

Average MUPs increased by 11 million, or 821%, from 1 million in the quarter ended December 31, 2012 to 12 million in the quarter ended December 31, 2013. We believe the reasons for the growth in our MUPs from December 31, 2012 were consistent with the factors driving the growth in our MAUs and MUUs, as well as improved in-game monetization. Average MUPs decreased by 0.9 million, or 7%, from 13 million in the quarter September 30, 2013 to 12 million in the quarter ended December 31, 2013. We believe the movement is as a result of less payment activity among occasional payers in our earlier Saga games, such as Bubble Witch Saga and Candy Crush Saga, in North America where we have enjoyed a rapid proliferation of network and payer growth. However, we have noted an increase in the number of payers playing in more than one game. These more engaged players are now driving an increase in average spend per paying player as discussed further below.

Daily Active Users (DAUs). We monitor DAUs as a key measure of our active player audience. DAUs are the number of individuals who played one of our games during a particular day. We calculate average DAUs by adding the total number of DAUs for each day in a period and dividing by the number of days in the period.

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in millions)	2012	2012	2012	2012	2013	2013	2013	2013
Average DAUs	7	11	12	15	36	76	109	124

Average DAUs increased by 109 million, or 727%, from 15 million in the quarter ended December 31, 2012, to 124 million in the quarter ended December 31, 2013. Average DAUs increased by 15 million, or 14%, from 109 million in the quarter ended September 30, 2013 to 124 million in the quarter ended December 31, 2013. DAUs as a percentage of MAUs were 22% and 30% in the quarter ended December 31, 2012 and 2013, respectively, which we believe was mainly driven by increased mobile usage and the introduction of additional games. We believe the ratio of DAUs to MAUs is a useful measure of the engagement of our audience with our games, and the ongoing strength of our overall network. We calculate the DAU to MAU ratio for the period by adding the DAU to MAU ratio for each individual month in a period and dividing by the number of months in the period. We believe that increases in DAUs have had a positive impact on our overall gross bookings as a larger audience creates more opportunities for monetization. We believe the reasons for the growth in our DAUs were consistent with the factors driving the growth in our MAUs and MUUs.

We expect our growth in MAUs, MUUs and DAUs to slow in future periods as the size of our player network increases and we achieve greater market penetration.

Monthly Gross Average Bookings per Paying User (MGABPPU). We monitor MGABPPU as a key measure of overall monetization across our network on a monthly basis. MGABPPU is calculated by dividing (1) our total gross bookings in a given period by (2) the number of months in that period, divided by (3) the average number of MUPs during the period.

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2012	2012	2012	2012	2013	2013	2013	2013
MGABPPU	$23.65	$18.58	$16.96	$17.64	$15.92	$15.51	$16.60	$17.32

MGABPPU decreased by $0.32, or 2%, from $17.64 in the quarter ended December 31, 2012 to $17.32 in the quarter ended December 31, 2013. The decrease from December 31, 2012 reflects an increase in the number of paying users on mobile and social platforms driven by the success of our new games, in particular Candy Crush Saga, albeit at more moderate payment levels on average than our legacy skill tournament players. MGABPPU is also positively impacted by advertising in earlier periods, as it made up a greater percentage of gross bookings and were spread over a smaller player base at that time. MGABPPU increased by $0.72, or 4%, from $16.60 in the quarter ended September 30, 2013 to $17.32 in the quarter ended December 31, 2013. We believe the increase in MGABPPU is a result of our ability to keep our loyal customer base engaged with new content on existing games and attracting them to new games within our network.

Gross Average Bookings per User (GABPU). We monitor GABPU as a key measure of overall monetization across our network on a daily basis. GABPU is calculated by dividing (1) our total gross bookings in a given period by (2) the number of days in that period, divided by (3) the average number of DAUs during the period. We believe that GABPU provides useful information to investors and others in understanding and evaluating our results given that it quantifies the daily monetization levels of our users.

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2012	2012	2012	2012	2013	2013	2013	2013
GABPU	$0.044	$0.036	$0.040	$0.052	$0.067	$0.069	$0.065	$0.056

GABPU increased by $0.004, or 8%, from $0.052 in the quarter ended December 31, 2012 to $0.056 in the quarter ended December 31, 2013. The increase from December 31, 2012 reflects improved overall monetization of our network driven by our increased presence across mobile networks and the success of our games launched during 2013, in particular Candy Crush Saga. GABPU decreased by $0.009, or 14%, from $0.065 in the quarter ended September 30, 2013 to $0.056 in the quarter ended December 31, 2013. The decrease from September 30, 2013 reflects an increase in our active player audience as we targeted a broader player base and new markets outside of our traditional markets of North America and Western Europe, which monetized more moderately.

Factors Affecting Our Performance

Studio and Game Development

We have invested in expanding our game studios across Europe as well as our technical and creative teams. We plan to continue to invest in our existing game studios while creating additional studio capacity so that we can continue to develop new game IPs, operate existing titles and release new titles on an ongoing basis. Our ability to hire quality engineering, technical and creative staff will be important for successful new game launches and to sustain our profitability.

Content Development: New Game Launches and Franchise Expansion

We have built a unique and differentiated model for developing and scaling our games. Our future revenue will depend on our ability to continue to efficiently develop and launch high-quality titles that become and remain popular, while expanding our existing successful franchises. The success and timing of our title and franchise developments could vary in the future, which may in turn impact our future financial performance on a quarterly or annual basis.

Our Technology Platform

We have developed a proprietary technology infrastructure that offers a seamlessly synchronized cross-platform gameplay for our users, creates an integrated development and service platform for our game studios, and provides scalability and efficiency across our core operations. This infrastructure has been a critical factor in support of our user growth, and has allowed us to maintain robust service levels for our users while scaling our operations with far lower levels of capital investment than many our industry peers. Our ability to expand and enhance our technology and infrastructure will determine the scale of operation we can support and the quality of service we are able to provide our users, as well as the required level of capital investment in the future, which in turn may affect our future financial performance and profitability.

Distribution Platforms and User Acquisition Channels

Our future success will depend on our ability to attract and retain users and to provide our games on the most relevant platforms. To the extent that the way users access and interact with our games changes, either through the introduction of new technologies, distribution platforms, or devices, or through changes to existing user acquisition channels, the effectiveness and engagement with our games, as well as our ability to reach customers and potential customers, may vary, which may in turn affect our financial performance and future profitability.

Sustaining and Growing Our User Network

We believe that building and sustaining a sizeable and loyal network of users is critical to our future success, as the size of our user network determines the maximum potential audience for the purchase of virtual items. While the majority of our user acquisition has been through unpaid channels, we have also built extensive capabilities and technology infrastructure around paid player acquisition. This has allowed us to achieve a return greater than twice our historical investment in paid player acquisition, which we believe demonstrates an attractive rate of return. Our ability to continue acquiring players at attractive rates of return, sustain our current base of users and maintain our network virality to enable cross-selling across our portfolio of games may change, which could in turn impact our financial performance.

Delivering User Engagement

The ability of our games to engage and maintain the interest of our users and encourage repeated play of not only a specific game, but our entire portfolio of games, on a regular basis, is critical to building a dynamic user network that creates demand for the purchase of virtual items. The enduring quality of the games we develop, and our users’ ability to access them on the most relevant platforms, may directly impact our user engagement and in turn impact our financial performance.

Monetization

While users are able to play our games for free, we generate the majority of our revenue from in-game sales of virtual items. Our ability to create engaging and relevant content and to offer virtual items, which enhance the user experience, and therefore maintain or increase their propensity to purchase more, will be critical to our financial performance. Future monetization will therefore depend on the quality of the games we develop and distribute, and our ability to convert and retain users as paying customers.

Components of Cost and Expenses

Cost of Revenue

Our cost of revenue primarily consists of direct expenses incurred in order to generate revenue from our games. This includes amounts charged by our platform distribution partners, payments for third-party licensed intellectual property usage related to audio content, fees paid to payment processing providers, salaries, bonuses, benefits and share-based payments for our customer support and infrastructure teams, as well as their related travel, occupancy and facility costs. We expect cost of revenue to increase proportionally with revenue as we enter new markets for the foreseeable future. As we expand our mobile and social platform opportunities globally this may change in the future.

Research and Development

Our research and development expenses primarily consist of salaries, bonuses, benefits and share-based compensation payments for our engineers and associated developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities and other overhead costs.

Costs associated with maintaining our computer software and associated infrastructure are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of our identifiable and unique games are recognized as intangible assets, and amortized within research and development expense over an 18-month period for our mobile and social games, and over a three-year period for our skill tournaments.

We believe continued investment in enhancing existing games and developing new games is extremely important to achieve our strategic objectives. As a result, we expect research and development expenses to increase in absolute U.S. dollars for the foreseeable future as we expand and grow our business.

Sales and Marketing

Our sales and marketing expenses primarily consist of performance marketing spend related to player acquisition across a variety of mobile and media platforms worldwide. Sales and marketing also includes salaries, bonuses, benefits and share-based compensation for our sales and marketing colleagues, as well as consulting fees. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other overhead costs. Our plan is to continue to invest in sales and marketing to retain and grow our network, and to continue building brand awareness, subject to the rigorous application of our rules-based process to achieve our required returns on investment. As a result, we expect sales and marketing expenses to increase in absolute U.S. dollars for the foreseeable future as we grow our business.

General and Administrative

Our general and administrative expenses primarily consist of salaries, bonuses, benefits and share-based compensation for our executive, finance, legal, information technology, human resources and other administrative colleagues, and outside consulting, legal and accounting services, as well as facilities and other overhead costs not allocated to other areas across the business. In addition, general and administrative expenses include all of our depreciation expenses, as well as our non-game amortization. We expect that our general and administrative expenses will increase for the foreseeable future in absolute U.S. dollars, for the foreseeable future as we grow our business, as well as to cover the additional cost and expenses associated with becoming a publicly-listed company.

Net Finance Income (Cost)

Net finance income (cost) consists primarily of arrangement and other fees incurred to secure our asset-based loan facility (ABL Credit Facility). In periods in which we have borrowings under the ABL Credit Facility, net finance income (cost) will include interest payable on outstanding borrowings and loan fees. Net finance income (cost) also includes interest income earned on our cash and cash equivalents.

Tax Expense

Tax expense consists of income taxes in the various jurisdictions where we are subject to taxation. Our historical effective tax rate has fluctuated based on our financial results, as well as the product mix and geographic breakdown of operations and sales, but is expected to be steady in the future within a range of 15%—22%, subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Results of Operations

The following table summarizes our historical consolidated statements of operations data:

	Year Ended December 31,
	2011	2012	2013
Consolidated Statements of Operations Data:
(in thousands)
Revenue	$63,901	$164,412	$1,884,301
Costs and expenses (1):
Cost of revenue	25,915	54,713	584,358
Research and development	12,373	28,600	110,502
Sales and marketing	18,402	55,188	376,898
General and administrative	7,958	14,846	96,537

Total costs and expenses	64,648	153,347	1,168,295

Total revenue less expenses	(747)	11,065	716,006
Net finance income (cost)	49	52	(1,731)

Profit (loss) before tax	(698)	11,117	714,275
Tax expense	617	3,272	146,681

Profit (loss)	$(1,315)	$7,845	$567,594

(1)	Costs and expenses include share-based and other equity-related compensation expense as follows (in thousands):

	Year Ended December 31,
	2011	2012	2013
Share-based and other equity-related compensation:
Cost of revenue	$—	$820	$4,583
Research and development	807	6,576	62,493
Sales and marketing	67	2,033	3,617
General and administrative	770	1,704	25,373

Total share-based and other equity-related compensation expense	$1,644	$11,133	96,066

The following table summarizes our historical consolidated annual statements of operations data as a percentage of revenue for the periods shown:

	Year Ended December 31,
	2011	2012	2013
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%
Costs and expenses (1):
Cost of revenue	41	33	31
Research and development	19	17	6
Sales and marketing	29	34	20
General and administrative	12	9	5

Total costs and expenses	101	93	62
Total revenue less expenses	(1)	7	38
Net finance income (cost)	—	—	—

Profit (loss) before tax	(1)	7	38
Tax expense	1	2	8

Profit (loss)	(2)%	5%	30%

(1)	Costs and expenses include the following share-based and other equity-related compensation expense as follows as a percentage of revenue:

	Year Ended December 31,
	2011	2012	2013
Share-based and other equity-related compensation:
Cost of revenue	—%	—%	—%
Research and development	1	4	3
Sales and marketing	—	1	—
General and administrative	1	1	1

Total share-based and other equity-related compensation expense	3%	7%	5%

Years Ended December 31, 2011, 2012 and 2013

Revenue

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
(dollars in thousands)
Mobile revenue	$30	$15,572	$1,324,368	NM	8,405%
Web revenue	52,042	130,766	539,918	151%	313%
Other revenue	11,829	18,074	20,015	53%	11%

Revenue	$63,901	$164,412	$1,884,301	157%	1,046%

2013 Compared to 2012. Revenue increased $1,720 million from 2012 to 2013. Mobile revenue increased by $1,309 million to $1,324 million in 2013 from $16 million in 2012. Web revenue increased by $409 million to $540 million in 2013 from $131 million in 2012. Both mobile and web revenue were positively impacted by increased mobile and social usage, largely driven, particularly in mobile, by the growth and success of Candy Crush Saga. We expect our revenue growth to slow in future periods as the size of our player network increases and we achieve higher market penetration.

2012 Compared to 2011. Revenue increased $101 million from 2011 to 2012 as a result of our continued growth on Facebook and the introduction of certain games on various mobile platforms. Mobile revenue increased from an immaterial amount in 2011 to $16 million in 2012. Web revenue, which arises from the Facebook platform and our own website, increased by $79 million to $131 million from $52 million. Other revenue primarily includes revenue from our advertising operations which were closed down in June 2013. Revenue from our mobile and web platforms comprised 9% and 80% respectively, of revenue in 2012 versus 0% and 81% in 2011. Revenue from North America increased to 33% of revenue in 2012, from 19% in 2011, primarily driven by the success of our mobile and social games, which was enabled by the prevalence of smartphone usage and high levels of social media penetration in the U.S. market.

Costs and Expenses

Cost of Revenue

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
(dollars in thousands)
Cost of revenue	$25,915	$54,713	$584,358	111%	968%
Percentage of revenue	41%	33%	31%

2013 Compared to 2012. Cost of revenue increased by $530 million from 2012 to 2013. This increase was driven by a $528 million increase in amounts charged by our mobile and social platform partners, in line with our growth in revenue. Cost of revenue as a percentage of revenue decreased to 31% for the year ended December 31, 2013, from 33% for the year ended December 31, 2012.

2012 Compared to 2011. Cost of revenue increased by $29 million from 2011 to 2012. This increase was driven by a $32 million increase in amounts charged by our mobile and social platform partners offset by a $7 million decline in skill tournament expenses. This reflects a full year impact of some of our games launched on Facebook, as well as new game launches on this platform, as well as the launch of some of our games on mobile in 2012. Cost of revenue as a percentage of revenue declined from 41% to 33% due to change in platform mix.

Research and Development

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
(dollars in thousands)
Research and development	$12,373	$28,600	$110,502	131%	286%
Percentage of revenue	19%	17%	6%

2013 Compared to 2012. Research and development expenses increased by $82 million from 2012 to 2013. This reflects a $79 million increase in headcount-related expenses, including $35 million increase in share-based compensation expense. We capitalized $5 million of game development costs during 2013, an increase of $3 million from 2012.

2012 Compared to 2011. Research and development expenses increased by $16 million from 2011 to 2012. This increase was primarily attributable to a $13 million increase in direct salary expenses, including a $5 million increase in share-based compensation expense and a $2 million increase in facilities costs. We capitalized $2 million in development costs during 2012, an increase of $1 million from 2011.

Sales and Marketing

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
(dollars in thousands)
Sales and marketing	$18,402	$55,188	$376,898	200%	583%
Percentage of revenue	29%	34%	20%

2013 Compared to 2012. Sales and marketing expenses increased by $322 million from 2012 to 2013. This increase was primarily attributable to $312 million increase in performance marketing spend focused on user acquisition. Sales and marketing expenses decreased from 34% of revenue for the year ended December 31, 2012, to 20% for the year ended December 31, 2013.

2012 Compared to 2011. Sales and marketing expenses increased by $37 million from 2011 to 2012. This increase was primarily due to a $27 million increase in social media performance marketing spend focused on user acquisition.

General and Administrative

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
(dollars in thousands)
General and administrative	$7,958	$14,846	$96,537	87%	550%
Percentage of revenue	12%	9%	5%

2013 Compared to 2012. General and administrative expenses increased by $82 million from 2012 to 2013. This increase was primarily driven by a $55 million increase in headcount-related, growth and expansion expenses, and a $27 million increase in professional and consulting fees related to our proposed corporate restructuring and preparations for our initial public offering. General and administrative expenses decreased from 9% of revenue in the year ended December 31, 2012 to 5% of revenue in the year ended December 31, 2013

2012 Compared to 2011. General and administrative expenses increased by $7 million from 2011 to 2012. This increase was primarily due to a $5 million increase in headcount-related expenses and a $1 million increase in professional fees.

Net Finance Income (Costs)

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
(dollars in thousands)
Net finance income (costs)	$49	$52	($1,731)	6%	(3,429%)

Net finance income (costs) was ($2) million in the year ended December 31, 2013, compared to an immaterial amount in the year ended December 31, 2012. This reflects the cost of arrangement and other fees incurred to secure the ABL Credit Facility in 2013.

Tax Expense

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
(dollars in thousands)
Tax expense	$617	$3,272	$146,681	430%	4,383%
Effective tax rate	NM	29%	21%

Tax expense was $147 million in 2013, $3 million in 2012 and $0.6 million in 2011, representing effective tax rates of 21%, 29% and an immaterial percentage, respectively. The differences in our effective tax rates were largely due to the transitioning mix of the business across the products and geographies in which we operate. Our 2011 tax expense of $0.6 million, despite $(0.7) million in consolidated profit (loss) before tax, was primarily caused by non-deductible operating losses at our former Italian operations.

Liquidity and Capital Resources

	Year Ended December 31,
	2011	2012	2013
Consolidated Statement of Cash Flows Data:
(in thousands)
Net cash generated from operating activities	$5,177	$11,567	$679,572
Net cash flows used in investing activities	2,359	5,926	22,958
Net cash flows used in financing activities	6,340	—	286,679

As of December 31, 2013, we had cash and cash equivalents of $409 million, which consisted of $406 million of cash and cash equivalents maintained at various financial institutions, and $3 million held on behalf of customers who maintain accounts with us for tournament play. We paid a dividend subsequent to December 31, 2013. See “—Dividends and Other Payments.”

We have funded our operations and capital expenditures primarily through cash flows from operations and have raised only $9 million of primary capital to date. Our business model has not historically required extensive outside capital investment, and we do not expect it to become capital intensive in the future.

We believe that our existing cash and cash equivalents, together with cash internally generated from ongoing operations, will be sufficient to fund our operations and capital expenditures for at least the next 12 months and beyond.

We will repatriate cash from our subsidiaries by repayment of intercompany balances. We do not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment. Accordingly, we do not expect tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries. However, any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would be subject to taxation at the Irish statutory tax rate, which is currently 12.5%.

Operating Activities

Operating activities provided $680 million of cash in 2013. The cash flow from operating activities primarily came from $714 million of profit before tax, adjusted for $26 million of non-cash items, changes in our working capital and $27 million of tax paid in the period. Changes in our working capital used $34 million of cash in 2013, primarily due to a $189 million increase in trade and other receivables, partially offset by a $150 million increase in trade and other payables.

Operating activities provided $12 million of cash in 2012. The cash flow from operating activities primarily came from $11 million of profit before tax, adjusted for $8 million of non-cash items, changes in our working capital and $2 million of tax paid in the period. Changes in our working capital used $5 million of cash in 2012, primarily due to an increase of $26 million in trade and other receivables, partially offset by a $17 million increase in trade and other payables due to higher performance marketing expenditure, in particular due to our expansion on both mobile and social platforms during the period.

Operating activities provided $5 million of cash in 2011. The cash flow generated by operating activities primarily came from $(0.7) million of profit (loss) before tax, adjusted for $4 million of non-cash items, a $2 million increase in working capital and $0.3 million of tax paid in the period.

Investing Activities

Our main capital investing activities historically have consisted of the purchases of office equipment, leasehold improvements, computer hardware, domain names, computer software and licenses, and internally developed software. We estimate that our ongoing capital requirements will scale proportionately with the overall size of the business, but will remain a small percentage of the overall cash generated by the business.

We also capitalize the cost of game development as an intangible asset prior to launch of the game and amortize those costs over the expected useful lives of the games.

We used $15 million and $3 million to purchase property, plant and equipment in 2013 and 2012, respectively. We also spent $8 million and $3 million to purchase intangible assets in 2013 and 2012, respectively. In 2012, we spent $0.7 million to purchase King Mobile AB.

Financing Activities

The only financing activities undertaken from January 1, 2010 to December 31, 2013 was the $6 million repurchase of ordinary shares from shareholders in 2011 and payment of an interim dividend of $287 million in October 2013.

Credit Facility

On October 7, 2013, Midasplayer International Holding Company p.l.c. (formerly Midasplayer International Holding Company Limited) and our wholly-owned subsidiaries, King.com Limited, a limited liability company organized under the laws of Malta (Maltese ABL Borrower), and Midasplayer Vertriebs GmbH, a limited liability company organized under the laws of Germany (German ABL Borrower and, together with the Maltese ABL Borrower, the ABL Borrowers), entered into a $150 million asset-based revolving credit facility pursuant to the terms of an ABL Credit Agreement (ABL Credit Facility) with the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender. Loans under the ABL Credit Facility accrue interest initially at London Interbank Offered Rate (LIBOR) plus 2.25% until March 31, 2014 and at LIBOR plus 2.00% to 2.50% thereafter, subject to adjustment based on average daily excess availability under the ABL Credit Facility over the preceding quarter. The maturity date of the ABL Credit Facility is October 7, 2018 unless otherwise extended.

The ABL Credit Facility will be used for working capital and other general corporate purposes. The ABL Credit Facility allows for swing line loans to the German ABL Borrower of up to $20 million and the issuance of letters of credit to the ABL Borrowers of up to $25 million. The availability of credit at any given time under the ABL Credit Facility is limited by reference to a borrowing base formula based upon numerous factors, including but not limited to, the value of eligible accounts receivable and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the ABL Credit Facility could be less than the stated amount of the ABL Credit Facility (as reduced by the actual borrowings and outstanding letters of credit under the ABL Credit Facility).

The ABL Credit Facility is secured by a first-priority security interest in all of the right, title and interest in certain accounts, payment intangibles, instruments, other general intangibles and deposit accounts of the ABL Borrowers. Obligations under the ABL Credit Facility are guaranteed by the ABL Borrowers and certain of our other subsidiaries.

The ABL Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries, subject to specified exceptions, to incur additional liens; make investments; incur additional debt; merge, dissolve, liquidate or consolidate with or into another entity; sell or dispose of assets; and engage in transactions with affiliates. We are required to maintain a consolidated fixed-charge coverage ratio of 1.00 to 1.00 if excess availability under the ABL Credit Facility is less than the greater of $10 million and 10.0% of the revolving credit commitments at any time. As of March 25, 2014, there were no outstanding loans or issued letters of credit under the ABL Credit Facility and as of January 15, 2014 we had approximately $136 million available for borrowing under the facility.

Commitments and Contingencies

Our principal commitments consist of obligations under our operating leases. The following table sets forth our principal commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
(in thousands)
Operating lease obligations	$44,739	$6,971	$16,325	$13,575	$7,868

Dividends and Other Payments

On October 21, 2013, our board of directors declared a dividend of $1.050 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $287 million in aggregate, which was paid on October 24, 2013. On January 31, 2014, our board of directors declared a dividend of $0.795 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in aggregate, which was paid on February 6, 2014. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to the restrictions described in “Dividend Policy.”

Certain of our equity securities and other share-based incentive awards are not eligible to receive dividends. On October 21, 2013 and January 31, 2014, our board of directors approved aggregate special cash grants of $28 million and $31 million, respectively, to our current personnel and directors that hold such securities and awards. These special grants are recognized in the statement of operations over the vesting period of the underlying equity securities or awards. The vested portion of this grant is paid at the earlier of the completion of this offering or December 31, 2014 with the remaining portion paid, subsequently, over the vesting period.

In addition, in connection with the completion of our offering, we will pay approximately $29 million based on an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the range set forth on the cover of this prospectus, to employees who held our discretionary bonus units, which represents 50% of the aggregate amounts payable under these non-share incentive arrangements. The remaining 50% will be payable one year after the completion of this offering, provided such employees are still employed by us at that time.

Off Balance Sheet Arrangements

As of December 31, 2013, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with IFRS requires the directors to make critical accounting estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including the expectation of future events that are believed to be reasonable under the circumstances at any particular point in time. The resulting accounting estimates will, by definition, seldom equate to the related actual results. The estimates and assumptions that are material to our financial reporting are discussed further below and are subject to a degree of subjectivity and complexity.

The impact and any associated risks related to these policies on our business operations are discussed throughout this section where such policies affect our reported and expected financial results. Note that the preparation of the financial statements included in this prospectus requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue is derived from the sale of virtual items available for purchase in-game on third-party mobile and social platforms, from the provision of online skill games accessed on our website and from advertising, though third-party advertising was closed down as a business operation in the second quarter of 2013.

We recognize revenue when it can be reliably measured, it is probable that future economic benefits will flow to us and when specific criteria have been met for each of our activities as described below. Revenue is recorded at the fair value of consideration received or receivable, net of sales tax, prizes, discounts and any the cost of any other promotions, and after eliminating intra-group sales.

Mobile and Social Platforms

We offer our games on mobile and social platforms, whereby players can play games for free, though they can purchase in-game virtual items. Virtual items provide various game enhancements such as boosting player ability or extending game play and are not transferable between different games. Virtual items are classified into two categories: consumable or durable, depending on whether the virtual item’s value is consumed immediately or if the item has an ongoing value in game play. Our data systems can differentiate between revenue generated from durable and consumable items for games offered on mobile and social platforms.

Consumable items provide a benefit to the player that is consumed by a specific player action, after which the consumable items are no longer available for reuse in future game play. Consumable goods are eliminated from the player’s game board after they have been consumed and do not provide the player with any continuing benefit following their consumption. Consumable items can be purchased in a single item format or a multiple item pack. Revenue is recognized at the time the item is consumed for single item formats and is recognized at the time the final item in a multiple item pack is consumed, which approximates its time of purchase.

Durable items are used by players from the time of purchase onward. They provide game enhancement throughout play and do not immediately expire. The enhancement or benefit ends at the earliest of a player completing or abandoning the game. We recognize revenue from the sale of durable virtual items ratably over the estimated average playing period of paying players on that specific game, which is typically between two and nine months depending on the game. The average playing period of paying players on a specific game is our best estimate of the average life of a durable item sold in that game. We reassess the estimated average life of durable items on a periodic basis, which is typically every quarter.

We determine, on a game by game basis, the estimated average playing period begins when a player makes a first purchase, and ends when a player is determined to be inactive. Based on an assessment of the historical pattern of players’ game play, we consider a paying player inactive if that player has not logged on to a game in any one month. The rate by which paying players become inactive for any given month is calculated to be the proportion of players who have purchased at least one virtual item in any previous month, who were active in the previous month and who have not logged in to the gaming environment during that given month. Through this analysis we have determined that players become inactive at a relatively consistent rate. Based on this consistent rate, we determine the estimated average playing period of a paying player by computing the average amount of time that a paying playing will remain active. If future data indicates paying players do not become inactive at a relatively consistent rate, we revise our method of calculation accordingly.

As of December 31, 2013, in all our games on social platforms and in one game on mobile platforms, players receive free virtual currency upon installing a game and subsequently can purchase additional virtual currency. The price of virtual currency can vary based on volume discounts, other discounts and occasional promotional free grants of virtual currency. Virtual currency can be redeemed for our virtual items. A player’s virtual currency balance cannot be withdrawn and virtual currency purchased or granted in one game on a particular platform can only be used in that game and on that particular platform.

We do not recognize any revenue from the sale of virtual currency. Amounts collected from the sale of virtual currency are deferred and recognized as the player uses the virtual items purchased with the virtual currency. Revenue from the sale of virtual items purchased with virtual currency are measured by multiplying the price of the virtual item denominated in the virtual currency and the cost per virtual currency unit. The cost per virtual currency unit is determined to be the maximum weighted-average unit cost a player could have paid during the period. This unit cost is reassessed quarterly. We do not recognize revenue from virtual items purchased with virtual currency when the player has never purchased virtual currency.

Customers purchase virtual items or virtual currency directly from the platform service providers who remit the payments to us net of a platform service charge. We are responsible for the operation and maintenance of our games on these platforms as well as setting the prices of our virtual items. On this basis, we have determined that we are the principal in these arrangements and recognize revenue from the sale of virtual items on a gross, as opposed to net, basis.

Online Skill Games

We generate revenue from skill games on our royalgames.com website. Skill game revenue is measured as the amount we retain from game and tournament entry fees when a player has concluded his or her participation in the tournament and after a deduction of incentives, or bonus money. Revenue is recognized on the completion of a game or tournament. An associated liability is raised for bonus money at the point in time when it becomes withdrawable, which is when bonus money is won by a player from another player within a tournament.

Internally-generated IP and Software

Costs associated with maintaining both product and application computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of our identifiable and unique games and software are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software or gaming product and to utilize or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	the expenditure attributable to the software product during its development can be reliably measured; and

•	the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

Directly attributable costs that are capitalized as part of the software or gaming product include the cost of software development staff. These costs are calculated applying an average staff daily rate to the number of days each game studio staff member has worked on a specific game.

Computer software development costs recognized as assets are amortized over their estimated useful lives of three years for skill games software and 18 months for mobile and social games software.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of operations except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for taxes. The final taxes paid are dependent on many factors, including negotiations with taxing authorities in various jurisdictions and international tax audits from time to time. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Reserves are adjusted in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of tax liabilities.

Share-based Payments

We operate several cash- and equity-settled share-based compensation plans under which we receive services from staff as consideration for equity awards. The fair value of the employees’ services received in exchange for the grant of the instruments is recognized as an expense. The table below summarizes the classes of shares and securities we have granted to employees and the methods of valuation.

Type of Award	Vesting Period	Fair Value Measure	Classification

D1 Share Options	Predominantly over a four-year period with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D1 Share Options with linked D3 Restricted Shares	Predominantly over a four-year period with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D1 Restricted Shares	Predominantly over a four-year period with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D2 Restricted Shares	Predominantly over a four-year period with quarterly vesting	Monte Carlo valuation model	Equity-settled

Shadow Options	Upon completion of a qualifying exit event	Black-Scholes option pricing model	Equity-settled

Discretionary Bonus Units	50% upon initial public offering (IPO), 50% on first anniversary of IPO	Black-Scholes option pricing model	Cash-settled

The fair value of the equity-settled awards is determined using the Monte Carlo valuation model with the exception of the Shadow Options as discussed below in “—Shadow Options.” The fair value of the cash-settled awards and Shadow Options are determined using the Black-Scholes option-pricing model. Both models require the use of the following assumptions: (1) expected volatility of ordinary shares, which is based on the volatilities of comparable public companies in a similar industry, (2) expected term of the award, which is determined based on the expected period to settlement date, (3) expected dividend yield, and (4) the risk-free interest rate, which is based on the implied yield of U.S. Treasury bonds with a term equal to the expected term.

As described further in Note 18 to the consolidated financial statements, we have D1 and D2 ordinary shares which convert to A ordinary shares upon an exit, if our enterprise value exceeds a defined hurdle price. As a result, the share price used in the models incorporates the value of the underlying share price before and after the anticipated exit event. These are not considered to be vesting conditions of the awards.

The methodology we have used to date in measuring share-based payment expense is described below. Following the completion of this offering, option pricing and values will be determined based on the quoted market price of our ordinary shares.

D1 Share Options

We have awarded options to purchase D1 ordinary shares (D1 Share Options) to executive officers and selected employees. The D1 Share Options generally vest over a service period of four years with a one-year cliff and quarterly vesting thereafter. The share-based payment expense relating to a particular award is spread over the relevant vesting period, net of forfeitures. The options expire ten years after their grant date.

The fair values of the D1 Share Options were determined using the Monte Carlo valuation model based on the probability that the expected enterprise value will exceed the hurdle price upon an exit event. The following table summarizes the per option assumptions used in the valuation of the D1 Share Options granted in 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
Weighted-average fair value ($)	0.03		0.73		10.48
Weighted average of key assumptions:
Share Price ($)	0.10		0.76		16.00
Exercise price ($)	0.00008	(1)	0.00008	(1)	7.44	(1)
Hurdle price ($)	0.26442	(2)	0.26442	(2)	0.0005	(2)
Expected term, in years	2.79		3.99		5.65
Risk-free interest rates	0.61%		0.33%		1.66%
Expected volatility	55%		55%		55%
Dividend yield	—%		—%		—%

(1)	In 2011, 2012 and for the three months ended March 31, 2013, all D1 Share Options were granted at an exercise price equal to $0.00008.

(2)	In 2011, 2012 and for the six months ended June 30, 2013, the hurdle price the underlying D1 ordinary shares was $0.26442.

Some D1 Share Options granted in the fourth quarter of 2013 and the first quarter of 2014, include a right to subscribe for a number of D3 ordinary restricted shares (D3 Restricted Shares). The number of D3 Restricted Shares available to a holder was limited to the number of D1 Share Options awarded. The subscription price of the D3 Restricted Shares is $0.93, $0.35 and $0.13 per share for the $4 billion, $5 billion and $6 billion hurdle amounts, respectively. The hurdle is subsequently reduced by any dividend paid to shareholders up to the date of the initial public offering. On the closing of our initial public offering, D3 Restricted Shares convert into ordinary shares and/or A deferred shares based on a pre-determined formula, which considers the value of the initial public offering and the hurdle. These D3 Restricted Shares include the same vesting period and share-based payment expense recognition as their linked D1 Share Option.

Of these D1 Share Options granted, an aggregate of 3,500,000 include the right to subscribe for D3 Restricted Shares, which were granted to our executive directors and will vest over the service period to the extent that certain market-based vesting conditions are satisfied. These conditions are based on (1) our achievement of an average target share price over a specified time period, which commences upon completion of this offering or, (2) in the event we are sold, achieving a sale price that exceeds the specified target. Each award has one target share price and the target share prices have been set at $26.00, $32.00 and $38.00 per share.

Restricted Stock Units

We awarded restricted stock units (RSUs) in the first quarter of 2014, effective upon the completion of this offering. The restricted stock units generally vest over a service period of four years with a one-year cliff and vest quarterly thereafter. The share-based payment expense relating to a particular award is recognized over the relevant vesting period and is measured net of forfeitures.

Restricted Shares

We have awarded D1 ordinary restricted shares (D1 Restricted Shares) and D2 ordinary restricted shares (D2 Restricted Shares, and together with D1 Restricted Shares, the Restricted Shares) to executive officers and selected employees. The Restricted Shares are issued upon grant and contain claw-back provisions which lapse in accordance with the required service period. We recognize the corresponding compensation expense of those awards, net of estimated forfeitures, similar to the approach taken for option grants as indicated above, over the requisite service period. Service periods are generally four years with a one-year cliff and quarterly vesting thereafter.

The fair values of the Restricted Shares were determined using the Monte Carlo valuation model and were based on the probability that the expected enterprise value will exceed the hurdle price upon an exit event. The following table summarizes the per share assumptions used in the valuation of the Restricted Shares granted in 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
Weighted-average fair value ($)	0.14		0.70		7.49
Weighted average of key assumptions:
Share price ($)	0.14		0.86		7.50
Subscription price ($)	0.00008	(1)	0.00008	(1)	1.90929	(1)
Hurdle price ($) D1 shares D2 shares	0.26442 0.19033	(2)	0.26442 —	(2)	0.18222 —	(2)
Expected term, in years	2.38		3.15		3.44
Risk-free interest rates	0.19%		0.26%		0.17%
Expected volatility	55%		55%		55%
Dividend yield	—%		—%		—%

(1)	In 2011, 2012 and for the three months ended March 31, 2013, all Restricted Shares were granted with a subscription price equal to $0.00008.

(2)	In 2011, 2012 and for the six months ended June 30, 2013, the hurdle price for D1 Restricted Shares was $0.26442.

Discretionary Bonus Units

We have awarded cash-settled Discretionary Bonus Units (DBUs) to selected employees. DBUs entitle the holder to receive a cash payment in the event that the enterprise value of the company exceeds a predetermined hurdle of €54.7 million at a qualifying exit event, which is defined as an IPO or company sale. Of the settlement value of the DBUs, as calculated on the date of the exit event, 50% is payable on that date and the remaining 50% is payable on the first anniversary of the exit event, provided that the employee remains in employment at the relevant payment dates. The DBUs have no expiration date.

Under the DBU scheme, we receive services from employees and incur a liability to transfer cash to the employees for amounts that are based on the value of our equity instruments. The per unit price is determined by dividing the equity value, which is the enterprise value adjusted for free cash, at each reporting period by the fully diluted outstanding shares, excluding E ordinary shares in accordance with the terms of the DBU scheme, at the end of each period.

We recognize the charge for the services received as the employees render their service. A liability is recorded with a corresponding charge to employee expenses for the fair value of the DBUs on the date of grant. The fair value is reassessed at the end of each reporting period with a mark-to-market adjustment made as required as and when the fair value changes.

We determine the fair value of DBUs using the Black-Scholes option-pricing model. The following table summarizes the per unit assumptions used in the valuation of DBUs granted in 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Weighted-average fair value ($)	0.24	3.45	20.93
Weighted average of key assumptions:
Share Price ($)	0.24	3.45	20.93
Expected term, in years	2.00	1.00	0.25
Risk-free interest rates	0.24%	0.03%	0.07%
Expected volatility	55%	55%	55%
Dividend yield	—%	—%	—%
Hurdle, in millions ($) (€54.7)	73.4	70.9	74.4

E Ordinary Shares

We have also awarded E ordinary shares to a company executive in exchange for employment services provided. The E ordinary shares only participate in proceeds of a sale of the company above a value of $9.1 billion (€7.0 billion). The award was valued using the Monte Carlo valuation model with an expected term of 2.1 years and expected volatility of 55%. As a result of the valuation, the grant date fair value of the E ordinary shares upon grant is $nil; therefore, no compensation expense was recorded. These E ordinary shares were repurchased by us on January 31, 2014.

Shadow Options

In the first quarter of 2013, our board of directors approved awards to certain employees options under a newly-created plan which entitles the holder to (1) subscribe for a specified number of our ordinary shares in the event of an IPO or (2) receive a cash bonus if our company is sold, calculated based on the difference between the sale price of the number of shares for which the option is vested at the time of the sale and the option exercise price (Shadow Options).

The Shadow Options vest upon completion of a qualifying exit event, which is defined as an IPO or company sale. No additional vesting occurs after the IPO or company sale. Shadow Options have a maximum term of 10 years. We have recognized the Shadow Options as an equity-settled, share-based plan as a cash settlement is not probable. The exercise price of all Shadow Option awards is $0.00008 per option.

The fair values of the Shadow Options were determined using the Black-Scholes option-pricing model. The following table summarizes the per share assumptions used in the valuation of the Shadow Options granted in 2013:

Year Ended December 31, 2013
Weighted-average fair value ($)	4.15
Weighted average of key assumptions:
Share price ($)	4.61
Exercise price ($) (0.00008)	0.00008
Expected term, in years	0.92
Risk-free interest rates	0.16%
Expected volatility	55%
Dividend yield	—%

Valuation of Our Ordinary Shares

The fair value of our ordinary shares is determined by our board of directors, with input from management, and taking into account our most recently available valuations and in consideration of the guidance prescribed by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors also considered numerous objective and subjective factors to determine our best estimate of the fair value of our ordinary shares as of each grant date, including, but not limited to, the following factors:

•

retrospective valuation of our ordinary shares with the assistance of a third-party valuation firm. Subsequent to September 1, 2013, we have performed periodic valuations contemporaneously with awards granted;

•

the market performance of comparable companies selected based on several factors, including, but not limited to industry (primarily Internet and games companies), similar rapid growth rates and availability of financial information (primarily public companies). For valuations since December 31, 2011 we used the same group of comparable companies. The companies selected have activities in the casual gaming sector via mobile or social media platforms. This group of comparable companies, however, is subject to limitations because they have different business models, they focus on different categories of the gaming industry and/or there is limited availability of financial information for these companies. Certain comparable publicly-traded companies were excluded on the basis that the proportion of their overall activities related to the casual gaming sector is very small;

•	historical results and forecasted results and profitability;

•

the rights and preferences of our preference shares relative to our ordinary shares and other equity classes. In allocating value between each equity class, the Current Value Method (CVM) has been adopted. After March 31, 2013, this method has been used in conjunction with an Option Pricing Method (OPM), which values options issued after this date. Before March 31, 2013, options were issued at an exercise price of $0.00008 and, therefore, were valued at the underlying share price with no need for the OPM;

•	the likelihood of achieving a discrete liquidity event, such as an IPO, sale or dissolution; and

•	external market and economic conditions impacting our industry group.

We have granted or issued the following D1 Restricted Shares, D1 Share Options and Shadow Options since January 1, 2012:

D1 Restricted Shares

Grant Date	D1 Restricted Shares Issuances	Fair Value of the Underlying Shares	Grant Date Fair Value of D1 Restricted Shares	Aggregate Fair Value
2012
First Quarter
March 5	1,092,680	$0.66	$0.62	$678,627
Second Quarter
April 3	2,695,728	0.67	0.62	1,683,553
May 10	3,384,850	0.78	0.75	2,541,535
Third Quarter
August 3	150,000	0.86	0.83	125,223
September 25	250,000	1.19	1.17	292,575
Fourth Quarter
November 6	431,250	1.26	1.24	533,720
December 12	716,250	1.50	1.48	1,059,185
2013
First Quarter
January 30	571,250	3.92	3.91	2,235,602
March 25	225,000	7.93	7.93	1,784,700
Second Quarter
April 30	70,000	10.47	10.47	732,766
May 22	100,000	11.08	11.08	1,108,400
Third Quarter
August 22	177,500	14.42	14.42	2,559,550
2014
First Quarter
February 14	167,500

D1 Share Options

Grant Date	Shares Subject to Options Granted	Fair Value of the Underlying Shares	Grant Date Fair Value of Options	Exercise Price	Aggregate Fair Value
2012
Second Quarter
April 3	1,948,170	$0.67	$0.63	$0.00008	$1,220,431
June 12	675,000	0.78	0.75	0.00008	505,838
Third Quarter
August 3	457,500	0.86	0.83	0.00008	381,930
September 25	50,000	1.19	1.17	0.00008	58,542
Fourth Quarter
November 6	28,750	1.26	1.24	0.00008	35,581
December 11	130,000	1.50	1.48	0.00008	192,243
2013
First Quarter
January 30	25,000	3.92	3.91	0.00008	97,718
Second Quarter
April 30	40,000	10.47	6.83	4.11	273,194
Third Quarter
August 22	222,500	14.42	7.84	7.79	1,743,430
Fourth Quarter
November 12	10,955,000	15.83	10.29	7.46	112,697,938
December 11	353,750	18.24	12.74	7.46	4,508,110
December 12	1,402,500	18.24	11.98	7.46	16,807,911
2014
First Quarter
January 22	259,500			9.87
January 31	87,500			9.87
January 31	7,422,180			31.37

Shadow Options

Grant Date	Shares Subject to Options Granted	Fair Value of the Underlying Shares	Grant Date Fair Value of Options	Exercise Price	Aggregate Fair Value
2013
First Quarter
January 31	223,750	$4.60	$4.14	$0.00008	$927,270

Based upon an estimated equity valuation of $22.50 per share, the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of D1 Share Options and Shadow Options outstanding as of December 31, 2013 was $287 million, of which $66 million related to vested D1 Share Options and $221 million related to unvested D1 Share Options and Shadow Options.

Subsequent to December 31, 2013 we awarded 7,769,180 D1 Share Options. Based on an assumed initial public offering price of $22.50 per share, the midpoint of the price range set forth on the cover of this prospectus, the aggregate grant date fair value of these awards would be $77 million.

We estimated our enterprise value for all months with share-based payment grants from January 1, 2012 to December 31, 2013 by utilizing a discounted future cash flow method (DCFM). A DCFM was selected as it best reflects our rapidly changing financial performance and expectations of the business over the period. DCFM involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue, costs and capital requirements. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. In addition, we considered the valuation metrics of comparable private transactions and publicly traded companies.

Based on the estimated enterprise values, we arrived at an estimated value of 100% of the equity by adjusting for free cash in the business and any cash amounts that would be due to holders of the DBUs. The resulting equity value was then allocated to each share class, on a fully diluted basis, based on their individual class rights in order to arrive at a price per share at each valuation date. The 100% equity value at each valuation date was above total preference share predetermined hurdle and therefore all preference shares were treated as converting into ordinary shares. The conversion rate at which D1 and D2 shares convert into ordinary shares was calculated based on the 100% equity value at each valuation date. In the allocation of equity, the amounts per share are the same regardless of whether an IPO or sale of the company occurs albeit the underlying calculations to arrive at the values are different.

A discount of 10% was applied to the price per share to account for the fact that our ordinary shares represent a minority interest in our company. The minority discount reflects the minority shareholders’ lack of influence, particularly over the timing of an exit either by IPO or sale of the company.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

We operate internationally and are exposed to foreign currency exchange risk. While the substantial majority of our revenue has been and is expected to continue to be denominated in U.S. dollars and euros, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in euro, Swedish krona and pounds sterling. Due to the relative size of our international operations to date, our foreign currency exposure has been fairly limited and thus we have not instituted a hedging program. As our global operations continue to grow, we will monitor the foreign currency exposure to determine if and when we should begin a hedging program.

At December 31, 2013, if the currencies had weakened or strengthened by 5% against the U.S. dollar with all other variables held constant, the impact on post-tax profits for the year would have been as follows:

Currency	Impact on Profit
(dollars in thousands)
British pound sterling	$203	—%
Swedish krona	390	—
euro	4,605	1

For more information on the potential impact of foreign currency exchange risk, see Note 3 of our consolidated financial statements.

Interest Rate Fluctuation Risk

We had cash and cash equivalents totaling $409 million as of December 31, 2013. This amount was invested in various deposit arrangements with group relationship banks. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

We do not believe that an increase or decrease in interest rates of 100-basis points would have a material effect on our operating results or financial condition.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Standards

In 2013, we adopted new standards, amendments and interpretations to existing standards that are mandatory for our accounting period beginning on January 1, 2013. The adoption of these revisions to the requirements did not result in substantial changes to our accounting policies.

Certain new standards, amendments and interpretations to existing standards have been published but are not mandatory for our 2013 consolidated financial statements. We have not early adopted these revisions to IFRSs. Many of these updates are not applicable to us and have been excluded from the discussion below:

•

IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of operations, unless this creates an accounting mismatch. We have yet to assess IFRS 9’s full impact. We will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

•

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

The adoptions of the pronouncements and amendments described above are not anticipated to have a material impact on our operating results and our financial position.

A MESSAGE FROM KING CEO AND CO-FOUNDER, RICCARDO ZACCONI

At King, our core mission is to make everyday life more fun. This is what gets us up in the morning and, ultimately, what has driven us towards this point in the company’s development. We have strong titles, a proven game development and business model, and a keen focus on building a substantial business over the long term.

But in this letter, I’d like to tell you a little bit more about how we work at King, the way we think about our games and why we are so excited about the opportunity ahead.

The King Saga

At our core, we are a game developer and we develop all our games in-house. Our business is built on creativity and a deep understanding of how people play games in an increasingly connected digital world. We design our games to have broad appeal and to be easy to learn but challenging to master.

Our approach to development is to keep things simple – not just the game play, but also the process. We create many games, then launch them on our website to see what works and what does not. It’s a continuous cycle of innovation and improvement, trying out new ideas, revising them, and trying again. Even for our most established games that are on social and mobile platforms, we continue to add new levels, new twists and new experiences to keep them fun and fresh. We work for our players and incessantly try to improve what we do; we give all we have to make the best games for them.

A key reason for our success is our people. We have a culture of open and frank communication where team play and the sharing of both successes and failures is encouraged. We work in small autonomous teams which try, test, fail, learn from our experiences and ultimately make great games that our players love. We aim to build a business that provides a great environment for the best game makers in the world and we are proud to have been named recently as the best company to work for in Sweden.

Bitesize Brilliance

To really understand what we do, you’ll need to take a short break from reading this document and play one of our games. Never had a go on Farm Heroes Saga? Then why not download it now. Within a minute or two, you’ll understand the basics. And as you progress through the Saga, you will find that we have provided enough additional challenges and twists to keep it fun, but not so hard that you want to stop playing the game altogether.

A key principle for King is that no individual game session should take more than a few minutes. People play our games on buses, trains, planes, in airports, on coffee breaks and study breaks, while they’re watching TV or waiting to meet a friend.

We call it bitesize brilliance – the perfect way to spend three minutes of free time.

Bitesize brilliance fits perfectly with the way people now live their lives. People are on the move; they multi-task and live their lives across multiple devices. Consumption habits have changed – mobile has meant that people consume more digital content than they ever have before, and they want to be entertained over short periods of time whenever and wherever they are.

Winning, even as the game changes

Standing out from the crowd through innovation and the quality of our games has been a key part of our strategy during the past decade.

Players don’t stand still and neither do we, so to succeed we’ve always done things differently. This has meant we’ve become the leader in each of the channels we’ve moved into.

When we started out in 2003, we focused on making the best free to play games we could, designing content that encouraged social interactions between players. This approach has been instrumental to us generating positive cash flow from operations every year for the last nine years. By 2009, our games were distributed by a number of major media websites in the U.S. and Europe, making us the largest developer in our category of games.

In 2011, we launched our first Saga game on Facebook and have since become the leading developer for this platform.

In the second half of 2012, we launched our first Saga game on mobile and we innovated by making our games seamlessly playable between personal computers, smartphones and tablets without losing progress while playing with friends, wherever they are.

We will continue to lead the way in making our games rewarding to play, no matter when or where our players want to play them.

What’s next for King?

We’ve been delighted by the success of Candy Crush Saga on mobile devices. It was our second mobile Saga game, launching in October 2012, and it is already one of the most successful entertainment properties of all time. Candy Crush Saga was one of the most downloaded apps in 2013 and remains in the top grossing lists worldwide.

So far we have launched five games on mobile which have all drawn a substantial fan base. Our plan is to capitalize on this success by building a broad portfolio of long lasting game franchises.

The opportunity in front of us is exciting: mobile usage is exploding and games are commanding the lion’s share of time spent.

Why we’re going public

As you’ll see in the financial results section of this document, we have a substantial cash position and no debt, and we have been cash flow positive since 2005. Going public creates a liquid market for our current and future employees and equity holders and will give us greater flexibility to act on strategic opportunities if they arise in the future.

We believe King has been built for the long haul and we look forward to working hard and having fun along the way as we head into this next stage of our company.

Thank you for taking the time to read this letter, and for your interest in King.

--Riccardo

BUSINESS

Overview

We are a leading interactive entertainment company for the mobile world. Our mission is to provide highly engaging content to our audience to match their mobile lifestyles: anywhere, anytime and on any device. In December 2013, an average of 128 million DAUs played our games more than 1.2 billion times per day and, in February 2014, an average of 144 million DAUs played our games more than 1.4 billion times per day. In the fourth quarter of 2013, 73% of our gross bookings were was derived from our mobile audience. Our leading games include Candy Crush Saga, Pet Rescue Saga, Farm Heroes Saga, Papa Pear Saga and Bubble Witch Saga. We believe Candy Crush Saga, our top title to date, is one of the largest interactive entertainment franchises of all time.

Our focus is to provide a highly engaging, differentiated entertainment experience where the combination of challenge and progress drives a sense of achievement. We make our games available for free, while players can purchase virtual items priced relative to the entertainment value they provide. We embed social features in our content that enhance the player experience. We build on a unique and passionate company culture predicated on collaboration, humility and respect. We believe all of these in combination have made our content a core part of our audience’s daily entertainment.

We have been a leading developer and publisher of casual games on digital platforms since 2003. Casual games typically include a puzzle element, are easy to learn but hard to master, can be played in a few minutes, and are suitable for play on a wide range of devices. They have enjoyed broad appeal since they were first offered in a digital format in the 1980s.

Casual gaming is large and growing quickly driven by key technology and consumer trends, creating the potential for leading entertainment franchises to emerge from the category. The proliferation of mobile devices is dramatically expanding the global gaming audience, much of which is attracted to casual titles. Social connectivity has become a pervasive feature of interactive entertainment, transforming the scale and economics of the industry through viral content distribution. Lastly, free-to-play business models have vastly increased the revenue potential of the category by eliminating upfront barriers and facilitating streams of small payments throughout the game journey.

We believe we have a repeatable and scalable game development process that is unparalleled in our industry. In the last decade, we have developed a catalog of more than 180 game IPs, which we continuously expand. We introduce new game IPs in a tournament format on our royalgames.com website, where we are able to gather rapid feedback from a subset of our sophisticated, highly engaged player base, which we refer to as VIPs. We adapt the most popular game IPs to our proven Saga format for launch on mobile and Facebook. We believe this approach has allowed us to develop games faster, at lower risk and at lower cost than our competitors. The result has been category-leading franchises including Candy Crush Saga, Pet Rescue Saga and Farm Heroes Saga.

We believe the inherently social nature of our games, our data-driven marketing processes, our cross-platform technology infrastructure and massive player network are key competitive advantages. We obtain the vast majority of our installs organically or through viral channels that are driven by the effectiveness of our social features. We seed these channels by leveraging our significant capabilities in paid player acquisition. We run thousands of discrete campaigns every 24 hours, each with individual target metrics, and all subject to the same target return parameters. As of December 31, 2013, we had a massive network of 324 million MUUs and a track record of long-term retention driven by game longevity and our proven ability to cross-promote new games to our audience.

We have put the long-term retention of our players at the heart of our business model. While our players are able to enjoy our games for free, we generate revenue by selling virtual items to a subset of players who wish to enhance their entertainment experience. Our approach is to make our pricing transparent and consistent throughout the game journey. Following these principles, we have gathered a wide base of approximately

12 million average MUPs, representing approximately 4% of our MUUs as of December 31, 2013. We believe that targeting a modest share of our customer’s entertainment spend drives game longevity and customer loyalty, and is the most effective way of building a sustainable business over the long term.

We have built our business to significant scale with limited capital investment and disciplined business management, having raised only $9 million of primary capital to date and we have generated positive cash flow from operations for each of the last nine years. We have generated significant growth as our game portfolio, player network and mobile footprint have scaled. From the first quarter of 2012 to the fourth quarter of 2013 our gross bookings by quarter grew from $29 million to $632 million. Our profit (loss) also grew from $(1) million in the first quarter of 2012 to $159 million in the fourth quarter of 2013. For a description of how we calculate gross bookings and the limitations of this non-GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Mission

Our mission is to provide highly engaging content to our audience to match their mobile lifestyles: anywhere, anytime and on any device. Our players always come first. We believe this approach is the most effective way of creating lasting value for our stakeholders.

Our Vision

Our vision is to build the leading entertainment company for a mobile world. We aim to deliver our games to a vast and socially-connected audience retained over the long term.

Our Heritage Is the Foundation of Our Success

We have been a leading developer and publisher of casual games on digital platforms since 2003. The category consists of games that typically include a puzzle element, are easy to learn but hard to master, can be played in a few minutes and are suitable for play on a wide range of devices. The category includes many sub-genres such as bubble shooters, match-3 and word puzzles. We have distributed our games on our website, and also on leading web properties of the time such as AOL, MSN and Yahoo! Our strategy has been to offer free-to-play games to a community of millions of players who compete against each other. Over the last decade, we believe we have accumulated a distinctive set of assets, capabilities and business processes. It has been the foundation of our mobile and social success to date and we believe it positions us uniquely to capture the current market opportunity.

•	Our design teams built deep experience in casual game design and gathered extensive data on game performance. As of December 31, 2013, we have developed over 180 game IPs;

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We built a community of highly experienced, loyal and dedicated players on our website. We believe a subset of this community includes some of the most demanding players in the category and its sub-genres. Feedback from these players enables us to rigorously evaluate new game IP and to understand the mix of different game mechanics that leads to successful game IP;

•	We built experience in operating a free-to-play business model, conversion of players to paying customers and retention;

•	We built valuable experience in creating and optimizing community-based social features to drive engagement and retention; and

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We built technology infrastructure capable of managing very high volumes of game play, and gained experience and capabilities in operating live game services at high reliability: in 2013, our website operated millions of tournament game plays per day.

Industry Background

The digital entertainment industry is currently undergoing dramatic change driven by significant technology and consumer trends:

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Rapid growth of mobile platforms. According to Strategy Analytics, the global smartphone installed base will grow at a CAGR of 26.6% from 2012 to 2016, reaching 3.02 billion units.[1] Tablets are expected to grow at a CAGR of 40.5%, reaching 983 million units by 2016.[2] The proliferation of these powerful mobile platforms now enables large audiences to enjoy interactive entertainment whenever and wherever they wish. IDC estimates that in 2012 worldwide hours per month spent online on mobile devices was 12 billion, expected to rise to 63 billion by 2017, representing a 39% CAGR. Mobile spending on consumer paid content was $9.7 billion, expected to rise to $40 billion by 2017, representing a 33% CAGR.[3]

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Social networks as part of the entertainment fabric. eMarketer estimates there will be 1.7 billion users on social networks in 2013.[4] The entertainment experience is social by nature. We believe that users now expect social features as a critical component of their entertainment experiences; such features enhance the consumer experience through interaction, collaboration and competition. In addition they introduce powerful virality to attract and retain the audience.

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App stores as key distribution and payment gateways. Mobile platforms and social networks have opened their platforms to developers, transforming the distribution and consumption of digital content. Developers can now distribute applications (apps) to a global audience and refresh these with regular content and feature updates. Key distribution platforms such as the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook provide integrated payment systems. These allow users to make frequent small purchases in a convenient way using trusted infrastructure. According to Gartner, mobile app stores total downloads worldwide are expected to reach 268 billion and $77 billion in total revenue worldwide by 2017.[5]

These trends are having a significant impact on the digital gaming industry: the size of the global gaming audience is increasing dramatically, free-to-play models have vastly expanded the population of potential customers and sophisticated targeting strategies for player acquisition have made it economically viable in a sustainable way.

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The size of the digital gaming audience is increasing dramatically. By enabling broad distribution and virality, Facebook drove an initial surge and demographic shift in the digital gaming population. As smartphones and tablets have become key gaming platforms, this population is expanding further and the demographic broadening. According to IDC, smartphone and tablet game revenue will grow at a CAGR of 18.3% through 2017 to $14.5 billion. Most smartphone and tablet game revenue will be derived via the free-to-play business model.[6] As a result, games now represent the largest share of time spent on smartphones and tablets, at 39% on smartphones and 67% on tablets, according to Flurry Analytics. We believe that this share of users’ time is not replacing other forms of leisure activity or entertainment, but is incremental and maximizes moments of free time.

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The “free-to-play” model has vastly expanded the population of potential customers. In “free-to-play” games, the audience can enjoy the experience for free and can choose to make in-app purchases. Free-to-play business models have significantly increased the revenue potential of the category by eliminating upfront barriers and facilitating purchases throughout a customer’s game experience. The emergence of transaction aggregation has brought down the price of in-app purchases to very low levels, which has vastly broadened the population of potential customers. As a result, many successful free-to-play games now generate revenue that are in line with the largest console titles.

[1]	See (1) in “Market Data and User Metrics.”
[2]	See (2) in “Market Data and User Metrics.”
[3]	See (3) in “Market Data and User Metrics.”
[4]	See (4) in “Market Data and User Metrics.”
[5]	See (5) in “Market Data and User Metrics.”
[6]	See (6) in “Market Data and User Metrics.”

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Sophisticated targeting has transformed player acquisition. The virality induced by social features has greatly boosted the potential returns on marketing investment. Furthermore, data analytics and the emergence of sophisticated ad targeting on digital platforms now allow highly granular campaign management. This provides the opportunity for increased overall efficiency and allows marketing to specific segments of the audience based on predicted ROI. These developments enable a rigorous approach to marketing investment sustained over the life of a game which greatly differs from the traditional burst marketing launch model.

Our Opportunity

Casual gaming is large and growing quickly driven by key technology and consumer trends, creating the potential for leading entertainment franchises to emerge from the category.

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Casual has been one of the most popular gaming categories for decades. Casual games are an enduring category of entertainment: they have been enjoyed since Egyptian times. Many of today’s most popular sub-genres were pioneered in Japan in the 1980s and have spawned historic global franchises such as Space Invaders, Pac-Man and Tetris. Large Internet portal sites, such as Yahoo!, as well as game destination sites, such as Pogo or king.com, attracted large audiences. comScore measured over 50 million monthly visitors globally to Yahoo! Games in May 2006.[7]

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The size of the casual audience is dramatically expanding. The casual category is distinguished by its broad appeal: it has historically attracted women between 35 and 50, and both the gender and the age mix are now widening. While Facebook drove wider adoption than the historic distribution channels, the proliferation of mobile devices has recently accelerated this trend. Furthermore, casual formats are well suited to mobile usage as they can typically be played in a few minutes, allowing frequent and unplanned breaks in gameplay that do not detract from the quality of the experience. As a result, in 2013, 67 of the top 100 games installed on the iOS platform and 44 of the top 100 games ranked by DAU on the Facebook platform, were in casual genres as measured using data from App Annie and AppData, respectively.

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Free-to-play has created the potential for casual to lead other categories by revenue. Despite mass market appeal and sizable audiences, casual titles have typically not reached the revenue scale of leading games industry franchises. The dramatic increase in the audience powered by the app stores combined with the effectiveness of free-to-play business models has allowed titles such as Candy Crush Saga to become the top grossing franchise in the United States on Apple’s iOS and the top grossing app on the U.S. Google Play Store for 2013 according to App Annie.

[7]	See (7) in “Market Data and User Metrics.”

Our Value Proposition for Players

To address this opportunity, we have designed our mobile and social games to be playable anytime, anywhere and on any device. They have the following characteristics:

•	Anytime. Our games can be enjoyed in short sessions allowing frequent and unplanned breaks in game play that do not detract from the quality of the experience.

•	Anywhere. Our games can be enjoyed wherever our players are and on the vast majority of devices, connected or not.

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Seamlessly synchronized. A distinguishing feature of our platform is that players can switch seamlessly between devices and platforms and continue their game wherever they left off. Our platform offers real-time synchronization of level progression, social graph and virtual items.

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Highly engaging. Our games are easy to learn, but hard to master. While gameplay is simple and intuitive, it takes skill to progress in the game. This creates the sense of achievement that underpins the high engagement in our games.

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Inherently social. Our games provide social interactions that enhance the player experience: social connectivity is built around sharing achievements and helping each other to progress. The progression funnel is not narrowed through artificial blockers to force excessive social outreach or pay for progress. We believe this drives game longevity and audience loyalty.

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Free-to-play. Our players can enjoy our games for free. Most of those that reach the highest level of a game do so without making a purchase. For those who do, we price our virtual items relative to the entertainment value they deliver. We believe preventing buyer’s remorse drives long-term customer retention.

Our Core Strengths

We have developed a repeatable and scalable process for bringing successful mobile and social titles to a global audience quickly and cost effectively, while minimizing business risk. Utilizing our experience from a decade of operations, we have combined a unique set of assets, capabilities and business processes. We believe our model is fundamentally differentiated from competitors, will be challenging to replicate because we have developed our infrastructure, know-how and intellectual property over our more than ten years of experience with casual games, and strengthens our ability to deliver business predictability and sustainability.

Game Design Capabilities, IP Catalog and Laboratory

Over the last decade, we have developed a proprietary catalog of more than 180 game IPs, which we introduce in a tournament format. Developing a new game IP has typically taken a team of three people 20 weeks, and we have created game IPs in most casual sub-genres over the years. We believe that our game studios have deep capabilities in the design of innovative and engaging casual games IPs. These capabilities have been strengthened and enhanced through the experience and performance data accumulated by operating our website. We believe this experience allows our teams to design and develop distinctive game IP more rapidly, at lower cost, and with lower risk than many of our competitors.

On royalgames.com, we first release new game IPs to a subset of sophisticated, highly engaged players, who we call VIPs. We have found that the underlying game mechanic of a game that is popular with VIPs is highly likely to be successful when adapted for mobile and social platforms. We believe this game IP selection process has substantially lowered our overall development costs and risks.

Unique, Repeatable, Scalable Game Development Process

We have a standardized process to adapt popular casual game IPs into a proven game format for launch on mobile and social platforms. Our first game format, the Saga, is a game development framework designed to provide a deep, viral and social game experience. It comprises a path through hundreds of game levels, social features that allow interactions with others, viral mechanics, and a variety of virtual items available for purchase. These features are embedded in our development platform, which is supported by a common software infrastructure. This prevents the duplication of development effort and mitigating the risks arising from lack of commonality across the code base. Popular new features developed in one game studio are productized and added to the development platform for use by all game studios. Our focus on the casual category and the shared adoption of the Saga format has allowed us to standardize the process to build rich mobile and social titles from the base game mechanic.

As of December 31, 2013, we launched six Saga titles since the launch of Bubble Witch Saga in September 2011. Each was a popular game IP on our website that we adapted into the Saga format. The vast majority went on to lead its sub-genre on Facebook by number of DAUs, and returned a multiple of its development cost. We currently define as franchised titles those that have reached the top five games on primary platforms by number of DAUs or grossings according to AppData, App Annie or Facebook. As of December 31, 2013 we have developed four such franchises: Bubble Witch Saga, Candy Crush Saga, Pet Rescue Saga and Farm Heroes Saga. We believe these achievements testify to the quality of our game IPs and the robustness and repeatability of our game development process.

Cross-platform Architecture Enhances Player Experience and Economics

Our unique cross-platform architecture allows our audience to play wherever they are: on Apple’s iOS’, Google’s Android or Amazon’s Kindle mobile devices, or on their desktop on Facebook. It also allows players to switch seamlessly between devices and platforms and continue their game wherever they left off: the platform offers real-time synchronization of level progression, social graph and virtual items. Cross-platform gameplay has been widely adopted by our audience, which we believe is evidence of an enhanced entertainment experience. In addition, it has driven increased engagement, cross-platform virality and retention. The resulting increase in customer lifetime value increases the return on our marketing investments. We intend to continue to develop all Saga titles for cross-platform gameplay.

Our game studios share an integrated development and service platform. Since our architecture provides a common player database, analytical platform and network marketing infrastructure, our Saga games share a substantial majority of common server-side code. This has allowed us to scale organically from one to six game studios in 24 months while preserving a low risk, low cost, high speed development and service platform. Two of these new game studios have developed two of our most successful franchises: Pet Rescue Saga and Farm Heroes Saga. We believe the demonstrated capabilities, scalability and cost efficiency of our technology infrastructure are ahead of the platforms deployed by our competitors and will be challenging to replicate as we have developed our infrastructure, know-how and intellectual property over our more than ten years of experience with casual games.

Efficient Engine to Drive Acquisition, Engagement and Retention

Our model for player acquisition is primarily viral and organic, supplemented by a data-centric, rules-based approach to marketing. The inherently social nature of our games drives virality. This virality is enhanced by our cross-platform synchronization. We enjoy a virtuous cycle where players that play our games on various platforms and devices share their enjoyment and progress with their friends who in turn then discover our games. In addition, a large number of players discover our games through organic channels. This results in attracting large numbers of players for whom there is no direct marketing expense. Historically, the significant majority of players who join our network are in both these unpaid categories.

We also make large investments in paid player acquisition, where returns are boosted by the viral impact. We have built extensive proprietary capabilities and technology infrastructure, which allow us to run acquisition campaigns in a highly granular and data-driven way. At any given time, we operate thousands of campaigns targeting hundreds of discrete audience clusters through a mix of channels and formats across multiple platforms, all subject to the same target return parameters. We monitor the results and systematically refresh our digital campaigns. We allocate all spend to maximize aggregate ROI regardless of content, channel or advertising format. We believe these capabilities and processes are distinctive and differentiate us from our competitors.

Massive Player Network and Loyal Customer Base

As of December 31, 2013, we have amassed a network of 324 million MUUs and our players have enjoyed over 41 billion gameplays in the month of December 2013. We focus heavily on building long-term relationships with these players, and in particular on our ability to retain them over the long term. We have a track record of successfully attracting our audience to new games and retaining them within our network: the average Bubble Saga, a game which preceded Bubble Witch Saga, player who joined our network in May 2011 subsequently has installed an average of five additional games. Our most mature franchise has continued to experience relatively high gross bookings as a percentage of its historical peak gross bookings. The median gross bookings over the 21 months from reaching this peak, as well as for the month of December 2013, were 71% of this peak. We believe this longevity is as a result of the continued release of new levels and content, and cross-promotion. To drive retention and cross-promotion, we use a data-centric, rules-based approach aimed at maximizing aggregate ROI, regardless of content, channel or advertising format. Our technology infrastructure allows us to actively manage and prioritize these communications to our audience in way that increases the long-term value of our network. Out of this audience, we have built a wide base of approximately 12 million MUPs, representing approximately 4% of our MUUs as of December 31, 2013. We believe this customer base to be one of the largest of its kind in the interactive entertainment industry.

Our Games

We develop and publish casual games on royalgames.com, our tournament portal, and on mobile and social platforms. Casual games typically include a puzzle element, are easy to learn but hard to master, and can be played with or against others. Progress in our games is based on skill and we design them to strike the right balance between challenge and progress. We build games across a variety of sub-genres, including switcher (moving pieces to create matches), bubble shooter (building clusters of pieces), clicker (clearing clusters of pieces), card games and several others. We have a proprietary catalog of more than 180 game IPs, which we continue to grow. We believe that our approach, combined with our focus on producing high quality games, has made us a leader in casual games.

Our leading games include:

Candy Crush Saga. Candy Crush Saga is a switcher game in which players match candies in combinations of three or more to win points and defeat obstacles. Our most popular game, Candy Crush Saga had 93 million and 97 million average DAUs and 1,085 million and 1,065 million average daily games played across all platforms in December 2013 and February 2014, respectively. Candy Crush Saga was launched in the first quarter of 2011 on our website, the second quarter of 2012 on Facebook, and the fourth quarter of 2012 on mobile.

Players progress through a colorful candy world with over 500 levels, each offering a different puzzle challenge. For example, there are levels where the objective is to clear the board of jellies, levels where the objective is to bring different ingredients to the bottom of the screen and timed levels where the objective is to reach a minimum score before the clock counts down. The levels get progressively more difficult, with obstacles such as chocolate machines adding further layers of complexity to the game. If players enjoy a specific level, they can return to play it again to see if they can achieve the best “three star” rating. Candy Crush Saga is synchronized across platforms, allowing players to switch seamlessly between devices and platforms and continue their game wherever they left off.

Pet Rescue Saga. Pet Rescue Saga is a clicker game in which players click on groups of similarly colored blocks in order to clear them from the screen. The game offers over 440 levels of play in an animal themed adventure where players have to rescue a range of cute pets from the evil Pet Snatchers. Pet Rescue Saga had 15 million and 15 million average DAUs and 129 million and 130 million average daily games played across all platforms in December 2013 and February 2014, respectively. Pet Rescue Saga was launched in the third quarter of 2009 on our website, the fourth quarter of 2012 on Facebook, and the second quarter of 2013 on mobile.

The aim is to clear enough blocks to guide pets to safety at the bottom of the screen while also achieving the minimum score required. Players also need to think through the consequences of removing any one set of block as this will cause other blocks to move sideways or fall into play. Pet Rescue Saga offers additional challenges in the form of caged pets, stony floors that require a key to unlock and diamonds that can only be removed by landing them on a stony floor. As with the other Saga format games, players can continue through the game without losing lives as long as they complete each level. Players can also return to specific levels in order to achieve the best “three star rating.” Pet Rescue Saga is synchronized across platforms, allowing players to switch seamlessly between devices and platforms and continue their game wherever they left off.

Farm Heroes Saga. Like Candy Crush Saga, Farm Heroes Saga uses a switcher format, but unlike Candy Crush Saga, it focuses on a collection mechanic. The game is set in a fantasy farmland world with over 380 levels. Farm Heroes Saga had 8 million and 20 million average DAUs and 59 million and 188 million average daily games played across all platforms in December 2013 and February 2014, respectively. Farm Heroes Saga was launched in the fourth quarter of 2010 on our website, in the second quarter of 2013 on Facebook and in the first quarter of 2014 on mobile.

The game requires players to collect different farm elements such as carrots, apples, onions and water by matching at least three in a row. To progress, players need to collect sufficient quantities of each element within a limited number of moves. Once a player has collected enough of each element, the game goes into “Hero Mode” enabling the player to boost the score through careful use of the remaining moves.

Papa Pear Saga. Papa Pear Saga is a physics-based game with a tropical theme and contains over 290 levels. Papa Pear Saga had 5 million and 5 million average DAUs and 37 million and 33 million average daily games played across all platforms in December 2013 and February 2014, respectively. The game was launched in the second quarter of 2012 on our website, in the second quarter of 2013 on Facebook and in the fourth quarter of 2013 on mobile.

The game format features elements of pinball and pachinko. Players have to shoot “Papa Pear” from a cannon at the top of the screen in order to have him fall into buckets at the bottom of the screen. If players select the right trajectory and power, Papa Pear will hit different elements such as acorns, berries and carrots. This will help clear the screen, making it easier to hit the buckets, and improve the score for the level. If a player uses too much power in the shot or gets the trajectory wrong, Papa Pear will bounce wildly. Different levels also have additional objectives, such as eliminating the right number of acorns or carrots within the allocated number of shots. Once Papa Pear has met the objective, the level ends in a “Papa Fiesta,” as all remaining Papa Pears dive into play.

Bubble Witch Saga. Bubble Witch Saga is a bubble shooter game in which players need to pick their shots carefully in order to get through a field of bubbles and then clear at least nine spaces at the top of the screen. Over 520 levels of play are offered in this witch-themed game featuring cats, spiders and spirits. Bubble Witch Saga had 3 million average DAUs and 23 million average daily games played across all platforms in each of December 2013 and February 2014. The game was launched in the fourth quarter of 2010 on our website, the third quarter of 2011 on Facebook and the third quarter of 2012 on mobile.

To make it challenging, each level limits the number of bubbles players can shoot and also sets a minimum score requirement. Points are earned as bubbles fall into cauldrons at the bottom of the screen, bouncing off spiders to increase their value. Through successive accurate shots, players can increase the number of spiders on screen and their score potential. In order to succeed, players not only need to aim accurately but also to plan their shots in advance. As typical in the Saga format, the levels become more difficult as the game progresses. Puzzle challenges include bubbles locked in crystal, bubbles that infect their neighbors with a virus and “bubbles of doom” that explode upon contact. As with our other games, players can return to specific levels again in order to achieve the best “three star” rating. Bubble Witch Saga is synchronized across platforms, allowing players to switch seamlessly between devices and platforms and continue their game wherever they left off.

Our Business Model

We believe that targeting a modest share of the entertainment spend of a wide base of customers is a source of game longevity and customer loyalty, and the most effective way of building a sustainable business over the long term.

Our Approach

The overarching goal of our business model is to foster long-term player retention within our network. As a result, we have developed, and continue to enhance, our model on the basis of the following principles:

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Focus on retention. We design our games to strike the right balance between challenge and progress. Lack of challenge will make players lose interest, while lack of progress will ultimately damage retention. Monetization is another dimension that can enhance or detract from retention; our approach is to put retention always ahead of monetization in achieving the desired balance.

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Free-to-play. Our players can enjoy our games for free. Most of those that reach the highest level of a game do so without making a purchase. For those who do, we price our virtual items relative to the entertainment value they provide. We believe preventing buyer’s remorse drives long-term customer retention.

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Pricing transparency and consistency. We keep the rules of the game economy identical throughout the game: the progression funnel is not narrowed through artificial blockers to force excessive social outreach or pay for progress. We believe this facilitates retention and game longevity.

Our Virtual Items

We offer a range of virtual items to our customers. We currently offer three categories of virtual items:

•	Entertainment time. Players can extend the duration of their game session by buying a fresh set of lives, additional moves when they run out or additional time if the clock has counted down.

•	Skill enhancements. Players can buy a wide variety of boosters that enhance their skills to help them to progress through the game.

•	Access to content. To unlock new episodes, players have several options: perform a series of quests, request help through social channels, SMS text message or purchase access.

Most of these items are immediately consumed, but some are used over extended sessions. We do not offer collectible items that do not enhance the player experience or items whose sole purpose is to drive status or bragging rights.

In our early social games, much of the monetization was through the sale of durable virtual items that, for example, gave players infinite lives or permanent skill enhancements. However, we found that overall monetization was improved by shifting from selling higher price, durable virtual items to lower price, consumable virtual items, such as boosters, additional moves or lives. As such, we shifted our focus to selling consumable virtual items.

Our Key Metrics and Attractive Financial Model

Our key financial metrics, which include gross bookings, revenue and adjusted EBITDA, and our key operating metrics, which include DAUs, MAUs, MUPs and MUUs, have grown significantly in the last two years. We believe this trend is a result of our ability to profitably grow, retain and monetize our massive player network and loyal customer base.

For a description of how we calculate each of these metrics and factors that have caused fluctuations in these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

The charts below highlight our key metrics:

We believe that we benefit from an attractive financial model that has demonstrated high revenue growth and significant operating leverage. From the first quarter of 2012 to the fourth quarter of 2013, our revenue has increased from $22 million to $602 million and adjusted EBITDA has increased from $6 million to $269 million, respectively. The large majority of our expense base is variable and therefore provides significant financial flexibility. We have built our business with only $9 million of primary capital since inception, and have generated positive cash flow from operations for each of the last nine years. Our proprietary cross-platform technology architecture has allowed us to scale our player network and game franchises with minimal capital expenditure requirements. Gross bookings and adjusted EBITDA are non-GAAP financial measures that are not calculated in accordance with IFRS. For a description of how we calculate gross bookings and adjusted EBITDA, the limitations of these non-GAAP measures and a reconciliation of these non-GAAP and non-IFRS measures, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Key Strategies

Our key strategies are:

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Strengthen and broaden our unique game development model. Our success has been predicated on designing high quality game IP, selecting the most popular ones through our tournament portal and adapting them into our Saga format for launch on mobile and social platforms. We intend to strengthen our pipeline by growing the volume of new game IP; we intend to evolve our tournament portal to keep it fresh and effective; we intend to keep evolving the Saga format while building new formats to make further use of successful game IP.

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Continue to provide highly engaging cross-platform content. We seek to nurture and extend our four global franchises while we widen our portfolio of mobile and social titles by building on our game IP catalog. Since July 1, 2011, we launched a game on mobile and/or social platforms in every six month period.

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Grow our network. We cultivate the loyalty and organic viral growth of our player network by offering an engaging, cohesive and connected experience. We intend to deliver value that goes beyond a collection of individual content properties by increasing the scale and frequency of social interactions across the network and to continue to acquire audiences beyond our organic reach through the rigorous execution of our rules-based paid acquisition campaigns.

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Expand to new platforms and geographies. We currently offer our games on three primary third-party platforms—the Apple App Store, the Google Play Store and Facebook. We intend to offer our content on major platforms that provide access to a significant user base in a particular region. For example, in June 2013, we began offering our games on the Amazon Appstore and, in September 2013, we launched Candy Crush Saga on KakaoTalk. We will continue to engage with alternative and emerging platforms to widen the distribution of our content. We evaluate regularly geographic expansion opportunities, including markets where our core distribution channels and social platforms are less prevalent. We intend to invest selectively as such opportunities arise.

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Foster process innovation through technology stack ownership. We believe that complete control of our technology stack from our King Cloud infrastructure to our game engines and marketing and analytics platforms provides us with key advantages in achieving performance and scale, transparency of operation, speed of innovation and a highly engaging player experience. This has been enhanced by our focus on a single game category. We intend to maintain control and ownership of our technology stack as we grow.

Studio and Game Development

Our game development is structured for creating new game IPs which we introduce on our skill tournament website and for developing cross-platform titles that are launched across mobile and social platforms. In 2013 we renamed our tournament website royalgames.com and introduced the “Kingdom” on king.com, a platform where players can play our Saga games together with other players with their game progression synchronized.

Royalgames.com (previously king.com)

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In the last decade, we have developed a proprietary catalog of more than 180 game IPs, which we continually expand. Developing a new game IP has typically taken a team of three people 20 weeks. While most of the game IPs have historically been designed and developed in our Stockholm game studios, we have added game IP design teams to new game studios as we build them.

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On royalgames.com, we first introduce new game IPs to a subset of sophisticated, highly engaged players, who we call VIPs. We have found that the underlying game mechanic of a game that is popular with VIPs is highly likely to be successful when adapted for mobile and social platforms. We believe this game IP selection process has substantially lowered our overall development costs and risks.

Mobile and Social Titles

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We have a standardized process to adapt popular casual game IPs into a proven game format for launch on mobile and social platforms. Our first game format, the Saga format, is a game development framework designed to provide a deep, viral and social game experience. It comprises a path through hundreds of game levels, social features that allow interactions with others, viral mechanics and a variety of virtual items available for purchase. These features are embedded in our development platform, which is supported by a common software infrastructure.

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The rise of connected platforms and free-to-play models has given developers the ability to manage a game over its lifecycle following its initial launch in a “game as a service” model. Developers can add and modify content and features to optimize and enhance the game experience. These developments have transformed game longevity and economics and successful games now require a continuous stream of content and feature releases to engage and retain the audience.

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Each of our Saga titles are developed and operated by several multi-disciplinary teams. The mobile and social teams cooperate in a symbiotic relationship where they share knowledge and assets continuously inside the title team, but also within their game studio and across other game studios. The same team that develops and launches the game will maintain and further develop the game once it has become a live service. To preserve the start-up atmosphere, our game studios do not grow beyond 80 game development personnel. We might open several game studios in a single location to go beyond that natural ceiling.

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Our game studios share an integrated development and service platform. Since our architecture provides a common player database, analytical platform and network marketing infrastructure, our Saga games share a substantial majority of common server-side code. This has allowed us to scale organically from one to six game studios in 24 months while preserving a low risk, low cost, high speed development and service platform. Two of these new game studios have developed two of our most successful franchises: Pet Rescue Saga and Farm Heroes Saga.

As of December 31, 2013, we had 463 game development and other development support personnel in our six game studios in Stockholm, Barcelona, Bucharest, Malmö, and London.

Marketing and Analytics

We have a highly disciplined rules-based approach to acquiring and retaining players and migrating them among our titles. We rely on the unique cross-platform data set generated by our player network to direct our decisions. We have built extensive capabilities and technology infrastructure, which allow us to invest in marketing campaigns in a highly granular and data-driven way. We believe the combination of the cross-platform nature of our approach, our scale, capabilities and technology platforms provide us with a competitive advantage.

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Organic discovery and virality. Our games are inherently social and provide our audience with features that allow them to interact with others, such as comparing relative progress, sharing milestones, sending gifts or asking for help. These features enhance the virality of our games, which results in our attracting large numbers of players for whom there is no direct marketing expense associated with their acquisition. In addition, a large number of players discover our games through channels that are not attributable to direct virality or paid acquisition. Historically, the significant majority of players who join our network come from one of these “unpaid” sources.

•	Value driven approach to marketing. We apply rules-based processes based on estimated customer lifetime value (CLV) to both our paid acquisition and our on-network marketing programs. We algorithmically derive CLV based on trend performance and a set of criteria including country, game and cohort. We frequently refresh these clusters and adjust accordingly our acquisition strategies. In addition, we systemically review the accuracy of our algorithmic CLVs. This value-driven approach informs decisions around our level of spend and the content of our campaigns.

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Systematic multi-channel paid acquisition. We make substantial investments in player acquisition, re-engagement and retargeting. As our games are played on multiple devices, we deploy our campaigns across a wide mix of social, mobile and TV channels. Because of the enhanced value generated from cross-platform usage, we believe we can deliver higher returns over time than our competitors that operate on a single platform. In addition, we believe the rising awareness of our game brands will bring down the cost of player acquisition. We believe our scale and channel diversification contribute to better buying economics. At any given time, we operate thousands of campaigns targeting hundreds of discrete clusters through a mix of channels and formats across multiple platforms, all subject to the same target return parameters. We allocate our spend to maximize aggregate ROI regardless of content, channel or advertising format. We monitor the results of, and systematically refresh, our digital campaigns. We believe these capabilities and processes are leading-edge relative to our competitors.

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Network marketing. We have built and continue to invest in our network marketing infrastructure. To drive retention and cross-promotion, we use a data-centric rules-based approach aimed at maximizing aggregate ROI regardless of content, channel or advertising format. We have a variety of mechanisms to retain players and cross-promote additional games: these include navigation bars, in-game banner advertising, incentivized cross-installs, email and off-network retargeting of players. Our technology infrastructure allows us to actively manage and prioritize these communications in a way that increases the long-term value of our network. We coordinate free and paid network marketing channels in order to maximize network CLV and ROI. To foster cooperation among our game studios, we align game studio incentives with network performance.

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Business analytics and platforms. We have built extensive analytics capabilities and proprietary technology infrastructure to support the growth and retention of our audience through data-driven marketing and management of our games. Key capabilities include a single player view across multiple platforms in order to inform our acquisition and retention strategies, including the attribution of viral installs. We also use analytics to balance challenge and progress to drive a sense of achievement in our games while ensuring the vast majority of players can complete them for free.

Our Technology

In December 2013, an average of 128 million DAUs played our games more than 1.2 billion times per day and, in February 2014, an average of 144 million DAUs played our games more than 1.4 billion times per day, through a robust and scalable proprietary server infrastructure built on commodity hardware that supports approximately 700,000 DAUs per application server. We believe the combination of our technology assets and our capabilities is a source of sustainable competitive advantage.

We have designed our technology platform to offer a seamlessly synchronized, cross-platform experience to our audience, to provide a common integrated development and service platform to our game studios, and to drive innovation and efficiency in our core business functions. Our development philosophy has the following guiding principles:

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Common platform. We make fundamental architecture decisions centrally and our game studios share a single development and game operation platform. This drives speed to market, low cost and organic scalability as we open new game studios that use and add to the platform. This approach also enables our open source development model where feature innovation takes place in every game studio for the benefit of all games.

•	The King development approach. We operate in small autonomous teams, faithful to core agile principles. We aim to retain a start-up entrepreneurial mentality. System operations and development teams design and operate together the operating architecture and platform, which has been a key driver of our technology leadership.

•

Total ownership. We believe that complete control of our technology stack from the King Cloud infrastructure to our game engines and marketing and analytics platforms provides us with key advantages in achieving performance and scale, transparency of operation, speed of innovation and a highly engaging player experience.

By embracing these principles, we have delivered performance, resilience and high scalability at a fraction of comparable industry costs. Our platform delivers the following:

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Seamlessly synchronized cross-platform experience. A distinguishing feature of our platform is to allow players to switch seamlessly between devices and platforms and continue their game wherever they left off. The platform offers real-time synchronization of level progression, social graph and virtual items.

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Common integrated development and service platform. Our game studios share an integrated development and service platform. Since our architecture provides a common player database, analytical platform and network marketing infrastructure, our Saga games share a substantial majority of common server-side code. This has allowed us to scale organically from one to six game studios in 24 months while preserving a low risk, low cost, high speed development and service platform. Our Malmö and London game studios have respectively developed Pet Rescue Saga and Farm Heroes Saga, two of our most successful franchises. We believe the demonstrated capabilities, scalability and cost efficiency of our technology infrastructure are ahead of the platforms deployed by our competitors and will be challenging to replicate.

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Innovation and efficiency in our core business functions. Our ability to improve the performance of our games and the effectiveness and efficiency of our retention and acquisition strategies relies on intense analysis of the massive amounts of data generated by our audience. Our architecture has been designed to scale horizontally to accommodate the exponential amounts of data our network generates. This allows our player acquisition, network marketing and analytics teams to cooperate with each other and the technology teams to design, deliver and share innovations.

The key components of our technology stack include:

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The King Cloud. We own, operate and manage our own server infrastructure, the King Cloud, which hosts all of our shared platform components. Our server infrastructure is located at a primary and a separate back-up third-party data center both of which are located in Sweden. We have developed processes and tools that allow us to add more production capacity to games within minutes. Our fail-over strategy is designed to have redundant hosting with fast failover of critical systems. We have been PCI DSS Level 2 compliant since 2007 and have not experienced a material security incident since inception.

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Plataforma. Our core back-end framework, which we call Plataforma, is common to all games and deals with caches, database connections, messaging, social network connections, A/B testing, products and items, player profiles, event management, instrumentation, session handling and much more.

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Social network abstraction layer. The social network abstraction layer allows us to easily support integration with multiple different social networks, such as Facebook and Google+, using the same code base. We believe the abstraction can easily be extended to support new networks in the future.

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Game engines. Our game engines allow us to develop a single source code base that covers both Apple’s iOS and Google’s Android. This allows simultaneous launch on both platforms which improves viral flows, thereby driving higher engagement and retention and bringing down the cost of player acquisition. We use Flash technologies for web-based games.

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Data warehouse. We process very large volumes of data related to game play and related activities. Our data warehouse processes, collates and structures this in a variety of ways so it can be used for ad-hoc analysis, real time in-line analysis and in standardized reports.

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Services. We build and operate a range of services built on the foundation provided by Plataforma and our data warehouse. Today, these include a service that drives traffic between games with cross-promotions and a system that determines the origin of mobile game installs. We plan to expand the list and depth of services substantially.

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Open source technologies. We make judicious use of open source technologies which increases the speed at which we can develop our platforms and deploy our games at scale. Open source technologies that we use include Hadoop, MySQL and Java.

Our Values

Our values are the core set of principles according to which we run our company day to day. Adherence to our values is both a key recruitment criterion and a critical part of the internal framework for personal development.

•	Player is king. The player comes first in everything we do.

•	Passion & Performance. Everything we have goes into everything we do. Focused and hungry, we make things happen.

•	Fast & Fluid. We’re agile and adaptable problem solvers. Prepared to fail, we don’t make excuses and we never stand still.

•	Humble & Open. We listen, we learn, we share. We’re modest and always open to the possibilities.

•	Fun & Friendly. Free to be ourselves, we treat people like a friend. We fill our tone with fun, joy and optimism.

We believe we have gathered a group of exceptionally talented people, who enjoy working with each other to create and operate some of the most successful games in the world.

We are immensely proud of the passion, creativity and dedication of our teams, which is the foundation of what we have achieved.

We are passionate about preserving and nurturing a transparent company culture where we let creative juices flow and visions of technology futures blossom, and we focus together on building a company that will last.

Intellectual Property

Our success depends in part upon our ability to use and protect our core intellectual property. We rely on U.S. federal, state, international and common law rights, as well as contractual restrictions. We control access to our intellectual property through license agreements, confidentiality procedures, non-disclosure agreements with third parties, employment agreements and other contractual rights to protect our intellectual property.

In addition to contractual arrangements, we protect our intellectual property rights by relying on a combination of copyright, trademarks, patents, domain names, trade secrets and trade dress. Where appropriate, we pursue the registration of designs, copyright, domain names, trademarks and service marks in the EU, United States and in other jurisdictions. In addition we have made several registrations for our copyrights in the United States, and registrations for designs in the EU. Our trademarks in the EU, United States and elsewhere relate to our corporate King brand, our game names, app icons and game elements where appropriate. We also own more than 30 granted patents in the United States and elsewhere. While most of the intellectual property we use is created by us, we have, in some cases, acquired certain rights to proprietary intellectual property from others.

We also generally control access to and use of our intellectual property and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, and partners, and the protection of U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through these efforts, unauthorized parties may still copy or otherwise obtain and misuse our intellectual property. Protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could affect the reputation of our games or brand and make it more expensive to do business thus harming our operating results. Despite our efforts to protect our intellectual property rights, unauthorized parties have attempted to copy or otherwise to obtain and use our technology and games. For example, some companies have released games that are very similar to other successful games in an effort to confuse the market and divert players from their competitor’s games to their copycat games. To the extent that these tactics are employed with respect to any of our games, it could reduce our revenue that we generate from these games.

In addition, we cannot be certain that our intellectual property does not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Related to Our Business—Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.” As we face increasing competition and as our business grows, it is very possible that we will face in the future, allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights.

Competition

We face significant competition in all aspects of our business. We compete for the leisure time, attention and discretionary spending of our players on the basis of a number of factors, including quality of experience, access and value. While we face a large and diverse group of current and potential competitors, we believe our ability to keep delivering highly engaging daily entertainment will allow us to sustain and extend our marketing leadership position.

Our competitors include:

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Other Game Developers. We face competition from a number of competitors who develop games on social networks, mobile, PC and consoles, some of which include features that compete with our casual games and have community functions where game developers can engage with their players. Some of these competitors include Activision Blizzard, Inc.; DeNA Co., Ltd.; Electronic Arts Inc.; Gree International, Inc.; GungHo Online Entertainment America, Inc.; Microsoft Corporation; Nexon Co. Ltd.; NHN Entertainment Corp.; Supercell Oy; Tencent Holdings Limited; and Zynga Inc.

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Emerging and Potential Game Developers. Many new developers enter the gaming market on a regular basis, some of which see significant success in a short period of time. Additionally, we could face increased competition if large companies with significant online presences, such as Amazon.com, Inc., Apple, Inc., Facebook, Inc., Google Inc., The Walt Disney Company or Yahoo! Inc., choose to enter or expand in the games space or develop competing games.

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Other Forms of Media and Entertainment. We compete more broadly for the leisure time and attention of our players with providers of other forms of traditional and interactive entertainment, including social networking, video, reading and music.

Government Regulation

We are subject to laws and regulations in the United States and other jurisdictions that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in way that could harm our business.

We are also subject to laws in the United States and other jurisdictions regarding privacy and protection of player data. We post a privacy policy and terms of service with our games, in which we describe our practices concerning the use, processing and disclosure of player data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Our compliance with our privacy policy is also subject to regulation by the United States Federal Trade Commission, which may bring enforcement actions under Section 5 of the Federal Trade Commission Act against unfair and deceptive trade practices, including the violation of privacy policies, as well as European authorities. In addition, the scope and interpretation of data protection laws and their application to mobile games and the Internet may be unclear and, in certain countries, is in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways in different states, countries, or regions, and in a manner that is not consistent with our current data protection practices. Complying with these varying requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our players’ privacy and data could result in a loss of player confidence in our services, and ultimately in a loss of players, which could adversely affect our business.

In addition, because our services are accessible worldwide in a variety of countries, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees or infrastructure. For a description of risks relating to evolving privacy laws, see the section titled “Risk Factors—Risks Related to Our Business—The laws and regulations concerning data privacy and data security are continually evolving; our or our platform providers’ actual or perceived failure to comply with these laws and regulations could harm our business.”

Facilities

We lease approximately 25,000 square feet of office space in London, United Kingdom, under a lease that expires in December 2020. This facility currently accommodates certain executive, marketing, business development, human resources, finance, legal and administrative activities. We also lease approximately 25,500 square feet of office space in Stockholm, Sweden, under a lease that expires in 2015. We have also committed to leasing an additional 61,600 square feet of office space in Stockholm, Sweden, beginning in December 2014, under a lease that expires in 2019.

In addition, we lease office space in St. Julian’s, Malta; Bucharest, Romania; Barcelona, Spain; multiple facilities in Stockholm, Sweden; Malmö, Sweden; and San Francisco, California. We also own servers in two data centers in Sweden pursuant to various commercial agreements.

We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets. We believe that suitable additional or substitute space can be obtained on commercially reasonable terms as needed to accommodate any such expansion of our operations.

Employees

As of December 31, 2013, we had 665 employees. We had a total of 144 and 338 employees as of December 31, 2011 and 2012, respectively. We also use independent contractors.

We are party to a collective bargaining agreement as required by local law with respect to our employees located in Barcelona, Spain.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we may become a party to various legal or administrative proceedings, investigations and claims incidental to the conduct of our business. Regardless of the outcome, legal or administrative proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Directors and Senior Management

The following table sets forth information regarding our senior management, consisting of the executive officers identified below, and our directors. Unless otherwise stated, the business address for our directors and officers is c/o King Digital Entertainment plc, Fitzwilton House, Wilton Place, Dublin 2, Ireland.

Name	Age	Position
Riccardo Zacconi	46	Chief Executive Officer and Director
John Sebastian Knutsson	45	Chief Creative Officer and Director
Stephane Kurgan	46	Chief Operating Officer and Director
Hope Cochran	42	Chief Financial Officer
Robert Miller	45	Chief Legal Officer and Corporate Secretary
Melvyn Morris (1)(3)	58	Chairman of the Board of Directors
Roy Mackenzie (1)(2)(3)	42	Director
Gerhard Florin (1)(2)(3)	55	Director
Robert S. Cohn	64	Director
E. Stanton McKee, Jr. (2)	69	Director
Andrew P. Sillitoe	41	Director

(1)	Member of compensation committee.
(2)	Member of audit committee.
(3)	Member of nominating and corporate governance committee.

Executive Officers

Riccardo Zacconi is one of our founders and has served on our board of directors and as our Chief Executive Officer since March 2003. Mr. Zacconi has more than 14 years experience in the online and consumer industry. Previously, Mr. Zacconi served as Vice President of European Sales and Marketing at uDate.com Ltd., an online dating service, until it was acquired by InterActive Corporation in 2002. Prior to uDate.com, Mr. Zacconi was an Entrepreneur in Residence at Benchmark Capital Partners, Managing Director at Spray Network GmbH, a Qualified Case Leader at The Boston Consulting Group, Inc. and a consultant at LEK Consulting LLP. Mr. Zacconi holds a B.A. in Economics from LUISS University, Italy.

John Sebastian Knutsson is one of our founders and has served on our board of directors since October 2003, as our Chief Creative Officer since June 2004 and as our Executive Product Developer from February 2003 to June 2004. Mr. Knutsson has more than 18 years experience in the Internet industry. Previously, Mr. Knutsson served as the founder and Chief Creative Officer of Fjord Network AB, a developer of IP-telephone services, co-founded Spray Ventures AB and served in various product development positions at Lycos Europe, N.V., Spray Network AB and Razorfish, Inc. until it was acquired by Lycos, Inc. Mr. Knutsson has served as a member of the board of directors of Joshsthlm AB since 2006. Mr. Knutsson previously served on the board of directors of GS Knutsson AB until April 2013. Mr. Knutsson holds a B.A in Cost Analysis and Finance from Stockholm School of Economics, Sweden.

Stephane Kurgan has served on our board of directors since April 2012 and as our Chief Operating Officer since April 2011. Mr. Kurgan has more than 20 years of management experience in high growth technology businesses. Prior to joining us, Mr. Kurgan served as the Chief Financial Officer at Tideway Systems Ltd., a data center management software company that was acquired by BMC Software, Inc., served as a Senior Vice President and Managing Director of enba plc, held various sales and product management roles at Bureau van Dijk Electronic Publishing BV, and was a consultant with McKinsey & Company, Inc. Mr. Kurgan has served as a member of the board of directors of HK Ltd. since January 2006. Mr. Kurgan previously served on the board of directors of Lasker Fund LP and Gladstone Capital Management LLP until December 2012. Mr. Kurgan holds a B.A. in Economics from the Universite Libre de Bruxelles, Belgium, a Diploma in International Relations from the Johns Hopkins University SAIS School, Italy, and an M.B.A. from INSEAD, France.

Hope Cochran has served as our Chief Financial Officer since October 2013. Ms. Cochran has more than 18 years of senior executive experience at various technology companies. Prior to joining us, Ms. Cochran served in several positions at Clearwire Corporation, most recently as Chief Financial Officer, until it was acquired by Sprint Nextel Corporation in 2013. Prior to Clearwire Corporation, Ms. Cochran served as Chief Financial Officer at Evant Incorporated, as Controller of the Americas - Sales Operations at PeopleSoft, Inc., as a founder and the Chief Financial Officer of SkillsVillage until it was acquired by PeopleSoft, Inc. in 2001, and as an auditor at Deloitte & Touche LLP. Ms. Cochran holds a B.A. in Economics and Music from Stanford University.

Robert Miller has served as our Chief Legal Officer and Corporate Secretary since August 2012. Mr. Miller has more than 18 years of leadership and industry experience in legal departments at various technology, media and communications companies. Prior to joining us, Mr. Miller served as Head of Legal – International at LivingSocial, Inc., as Vice President and General Counsel at Skype S.à. r.l., as Senior Director of Legal and Government Affairs at eBay U.K. Ltd., and as Corporate Counsel at British Telecommunications plc. Mr. Miller holds a B.A. (Hons) in Economics and Government from The University of Manchester, England, qualified from the City Law School, London, England, and completed the International Executive Programme in General Business Management at INSEAD, France.

Non-Executive Directors

Melvyn Morris has served as Chairman of our board of directors since September 2003. Mr. Morris has more than 30 years experience in the software industry, including 15 years working with consumer and B2B Internet-centric businesses. Mr. Morris currently serves as Investor Director for Lance Resources Limited and Skyhill Investments SA, two investment companies owned by him. Previously, Mr. Morris founded and served as Chief Executive Officer of Prevx Limited, a developer of cloud-based Internet security solutions until it was acquired by Webroot, Inc. where Mr. Morris then served as Chief Architect and Chief Technology Officer. Mr. Morris also served as Chief Executive Officer of uDate.com Inc. and as Chief Executive Officer of Prometrics Limited. Mr. Morris previously served as a member of the board of directors of Interregnum Plc, Soflow Limited, Webscreen Technology Limited and Derby County Football Club, a U.K. professional soccer club.

Roy Mackenzie has served as a member of our board of directors since December 2006. Mr. Mackenzie is a Partner at Apax Partners LP, where he focuses on investments in the technology and telecom sector. Prior to joining Apax Partners in 2003, Mr. Mackenzie was a consultant at McKinsey & Company, Inc., where he focused on serving technology industry clients. Mr. Mackenzie currently serves as a member of the board of directors of Epicor Software Corporation and Sophos Ltd. Mr. Mackenzie previously served as a member of the board of directors of NXP BV. Mr. Mackenzie holds an M.B.A. from the Stanford Graduate School of Business and a Masters of Engineering from Imperial College, London.

Gerhard Florin has served as a member of our board of directors since September 2010. Dr. Florin is also the owner and controller of G. Florin Consulting GmbH. Dr. Florin previously served in various positions at Electronic Arts Inc., including as Executive Vice President, Global Publishing Operations from 2005 until 2010, as Senior Vice President and Managing Director, European Publishing from April 2003 until September 2005, as Vice President, Managing Director for European countries from 2001 until April 2003, and as Managing Director for German speaking countries from 1996 until 2001. Prior to joining Electronic Arts Inc., Dr. Florin held various positions at BMG, the global music division of Bertelsmann AG, and worked as a consultant with McKinsey & Company, Inc. Dr. Florin currently serves as a member of the board of directors of Funcom N.V., G. Florin Consulting GmbH, Innogames GmbH, Kobojo GmbH and Tipico Co. Ltd. Dr. Florin previously served on the board of directors of Electronic Arts until December 2010. Dr. Florin holds a Master’s and Ph.D. in Economics from the University of Augsburg, Germany.

Robert S. Cohn has served as a member of our board of directors since March 2013. Mr. Cohn also serves as the Chairman of the board of directors of RelateIQ, Inc., as a Senior Advisor to Coatue Management LLC, and as an independent investor and advisor to emerging companies. Previously, Mr. Cohn was an investing partner at Sequoia Capital LLP. Prior to Sequoia, he founded Octel Communications Corporation in 1982 where he served as Chairman and Chief Executive Officer. After Octel Communications was acquired in 1997 by Lucent

Technologies, Inc., he served as President of the Octel Messaging Division and as an Executive Vice President of Lucent Technologies for two years. Prior to Octel, Mr. Cohn was a consultant at McKinsey & Company, Inc., and worked in the Division of Financial Affairs and Relations at Banque Rothschild in France. He previously served as a Trustee of Robert Ballard’s Ocean Exploration Trust, a member of the Board of Advisors for the Stanford Graduate School of Business, and as a member of the board of directors of various companies, including Electronic Arts Inc., Charter Communications, Inc., Taboola, Inc. and NASDAQ, where he also served on the Executive Committee. Mr. Cohn holds a B.S. in Mathematics and Computer Science from the University of Florida and an M.B.A. from the Stanford Graduate School of Business.

E. Stanton McKee, Jr. has served as a member of our board of directors since June 2013. From 1989 until his retirement in 2002, Mr. McKee served at Electronic Arts Inc., most recently as Executive Vice President and Chief Financial and Administrative Officer. Mr. McKee also serves as a member of the board of directors and chairman of the audit committees of LeapFrog Enterprises, Inc. and Webroot, Inc. Mr. McKee served as a member of the board of directors and as chairman of the audit committee of ArcSight, Inc. until 2010. Mr. McKee has served on the board of directors of a number of private companies and currently serves on the board of directors of Privasys, Inc. and Revvim, and the advisory boards of Clickfox, Inc. and a private equity fund. Mr. McKee holds a B.A. from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Andrew P. Sillitoe has served as a member of our board of directors since March 2014. Mr. Sillitoe is a Partner, co-Chief Executive Officer and Co Head of the Tech and Telecom team at Apax Partners LLP. Prior to joining Apax Partners in 1998, Mr. Sillitoe was a consultant at LEK Consulting LLP, where he primarily advised clients in the technology and telecommunication sector. Mr. Sillitoe currently serves as a director of various entities associated with Apax Partners and as a Trustee of Impetus Private Equity Foundation. He previously served as a member of the board of directors of Intelsat Ltd., Orange Communications SA and TDS A/S. Mr. Sillitoe holds an M.A. in Politics, Philosophy and Economics from the University of Oxford, England, and an M.B.A. from INSEAD, France.

There are no family relationships among any of our directors or executive officers.

Board of Directors

Immediately following the completion of this offering, our board of directors will consist of nine directors, including six non-executive directors and three executive directors, to serve terms which expire in three separate years in a manner similar to a “staggered” board of directors under Delaware law. Directors are elected to serve three-year terms, except that the current terms of Messrs. Cohn, Morris and Zacconi will expire at the annual shareholders’ meeting in 2015, the current terms of Messrs. Kurgan, McKee and Sillitoe will expire at the annual shareholders’ meeting in 2016 and the current terms of Messrs. Florin, Knutsson and Mackenzie will expire at the annual shareholders’ meeting in 2017. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

Messrs. Morris and Mackenzie were appointed to the board of directors pursuant to a shareholders’ agreement and our existing articles of incorporation, both of which will terminate. The directors are appointed by the general meeting of shareholders. A director may, subject to compliance with certain Irish statutory procedures, be removed with or without cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our board of directors may also in certain circumstances appoint additional directors.

The primary responsibility of our executive directors, Messrs. Zacconi, Knutsson and Kurgan, is, together with the rest of our management team, to manage our company. The primary responsibility of our non-executive directors is to supervise the policies of the executive directors and executive officers, and the affairs of our company and its affiliated enterprises. In addition, the non-executive directors assist the executive directors and executive officers by providing advice.

Immediately following the completion of this offering, all of our directors, except Messrs. Zacconi, Knutsson and Kurgan, will be independent under applicable New York Stock Exchange listing standards.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

The current members of our audit committee are Mr. McKee, who is the chair of the committee, and Messrs. Florin and Mackenzie. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the New York Stock Exchange listing standards. Our board of directors has determined that Mr. McKee is an audit committee financial expert as defined under the applicable rules of the SEC. Each of the members of the audit committee is independent other than Mr. Mackenzie under the applicable rules and regulations of the SEC and the New York Stock Exchange listing standards. We intend to comply with the applicable independence requirements with respect to our audit committee within the applicable time frame. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the New York Stock Exchange listing standards. Our audit committee’s responsibilities include:

•	overseeing our corporate accounting and financial reporting process;

•	evaluating the independent auditors’ qualifications, independence and performance;

•	determining the engagement of the independent auditors;

•	reviewing and approving the scope of the annual audit and the audit fee;

•	discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our critical accounting policies and estimates;

•	overseeing our internal audit function; and

•	annually reviewing the audit committee charter and the audit committee’s performance.

Compensation Committee

The current members of our compensation committee are Mr. Florin, who is the chair of the committee, and Messrs. Mackenzie and Morris. Each member of this committee is independent under the New York Stock Exchange listing standards. Our compensation committee reviews and recommends policies relating to the compensation and benefits provided to our officers and employees. The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

•	evaluating the performance of these officers in light of those goals and objectives;

•	setting the compensation of these officers based on such evaluations;

•	administering the issuance of share options and other awards under our share plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Mr. Mackenzie, who is the chair of the committee and Messrs. Florin and Morris. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the New York Stock Exchange listing standards. The nominating and corporate governance committee’s responsibilities include:

•	making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors;

•	develop, review and recommend to our board of directors our corporate governance guidelines; and

•	reporting and making recommendations to our board of directors concerning governance matters.

Foreign Private Issuer Exemption

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the New York Stock Exchange listing standards. Under the securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the New York Stock Exchange listing standards. Under the New York Stock Exchange listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the New York Stock Exchange listing standards permit a foreign private issuer to follow its home country practice in lieu of the New York Stock Exchange listing standards.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the completion of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code of business conduct and ethics, or any waivers of its requirements, on our website.

Compensation

Non-Executive Director Compensation

We will pay the reasonable costs and expenses incurred by our directors in connection with attending meetings of the board of directors and its committees. The aggregate compensation, including benefits in kind, we have paid or accrued for payments to our non-executive directors for board service for the year ended December 31, 2013, including a special bonus, was $941,513. In addition, in connection with a dividend and the related special cash grants approved by our board of directors on January 31, 2014, our non-executive directors will receive $937,851 in the aggregate, which represents the vested portion of these grants and which is payable upon the completion of this offering. The remaining $775,085 will be paid over the applicable vesting period of the grants.

We pay Mr. Mackenzie’s and Mr. Sillitoe’s board service compensation to an entity associated with Apax Partners LLP. We pay our non-executive directors in local currencies and have applied the applicable exchange rates as of December 31, 2013 to determine the aggregate amount set forth in the preceding sentence. For the year ended December 31, 2013, we granted share options exercisable for an aggregate of 231,250 D1 ordinary shares to non-executive directors, all of which have a weighted-average exercise price of $7.46 per share. Such share options vest predominantly over a four-year period with 25% vesting after one year and the remainder vesting in equal amounts on a quarterly basis. These options terminate in June 2023. We also issued 225,000 D1 ordinary shares at a purchase price equal to $0.00008 per share to a non-executive director, which are subject to a lapsing right of repurchase in our favor and vest over a three-year period in equal quarterly installments following April 1, 2013. Upon a change of control, these shares, to the extent not already vested, will become fully vested. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our non-executive directors. In the future we may adopt a formal non-executive director compensation policy. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination.

Our board of directors has adopted a compensation program for our non-executive directors that will become effective upon the closing of this offering. Pursuant to this program, non-executive directors will be entitled to receive the following compensation:

•	annual cash retainer of $50,000, except in the case of the chairman of the board who shall receive a cash retainer of $75,000;

•	the chair of the audit committee will receive an annual cash retainer of $30,000 and the other members of the audit committee will receive an annual cash retainer of $15,000;

•	the chair of the compensation committee will receive an annual cash retainer of $20,000 and the other members of the compensation committee will receive an annual cash retainer of $10,000; and

•

the chair of the nominating and corporate governance committee will receive an annual cash retainer of $10,000 and the other members of the nominating and corporate governance committee will receive an annual cash retainer of $5,000.

Executive Director and Key Management Personnel Compensation

The aggregate compensation, including benefits in kind, paid or accrued to our executive directors and executive officers and our key management personnel for the year ended December 31, 2013 (a total of seven people) was $19.9 million. In addition, in connection with a dividend and the related special cash grants approved by our board of directors on January 31, 2014, these personnel will receive $13.4 million in the aggregate, which represents the vested portion of these grants and which is payable upon the completion of this offering. The remaining $5.6 million will be paid over the applicable vesting period of the grants. We pay our executive officers and our key management personnel in local currencies and have applied the applicable exchange rates as of December 31, 2013 to determine the aggregate amount set forth in the preceding sentence. Our executive directors and executive officers are paid a base salary and are paid an annual discretionary cash bonus, based on company and personal performance, pursuant to the terms of their employment agreements as described in “Management—Employment Agreements.” This amount also includes pension, health insurance and life insurance benefits. For the year ended December 31, 2013, we granted share options exercisable for an aggregate of 8,307,500 D1 ordinary shares to executive directors and executive officers, which have a weighted-average exercise price of $7.46 per share. Such share options vest predominantly over a four-year period with a one-year cliff, followed by quarterly vesting. These options all terminate in November 2023. We have employment agreements with our executive officers and executive directors that provide for benefits upon termination. For more information regarding equity awards to executive officers, see “—Share Incentive Arrangements.” No director, executive officer or any relative of such persons has been advanced any loans, credits or guarantees by us, except for Mr. Kurgan, who repaid such loan in full on October 28, 2013. See “Related Party Transactions—Loan Agreements.”

Pension Contributions

We operate a pension plan for our Swedish employees and we pay fixed contributions into a separately administered fund on their behalf. We have no obligation to make further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. We also contribute to pension insurance plans and have no further payment obligations once these contributions have been paid.

Employment Agreements

Our executive officers have entered into service agreements with certain of our operating subsidiaries. These agreements each contain customary terms, including each executive officer’s salary, bonus, duties, employment benefits, noncompetition, non-solicitation, confidentiality of information, assignment of inventions and intellectual property, termination, and severance. Either party may terminate these service agreements with either six or twelve months’ written notice to the other party as specified in the respective agreements, or we may elect to terminate any of these service agreements and make a payment in lieu of notice. We may terminate an executive officer’s employment for cause, at any time, without prior notice or compensation, or the executive officer may terminate the employment for good reason without notice. Pursuant to these service agreements, the executive officers will receive severance payments upon a termination without cause, a resignation for good reason or in the event of a termination in connection with a change in control.

Share Incentive Arrangements

Prior to this offering, we granted our employees, directors and consultants equity incentives in the form of subscriptions for restricted D1 ordinary shares, restricted D2 ordinary shares, restricted D3 ordinary shares and options exercisable for D1 ordinary shares and rights to subscribe for our ordinary shares after this offering. After this offering, we will grant equity incentives only under our 2014 Plan.

Existing Share Incentive Arrangements

Subscriptions for D1 and D2 Ordinary Shares

As of December 31, 2013, our employees, directors and consultants had subscribed for an aggregate of 11,123,466 D1 ordinary shares and 15,321,368 D2 ordinary shares upon payment of the nominal value of those shares. Subscriptions by our personnel in locations other than the United States were made under individual subscription agreements and are not subject to the provisions of a share incentive plan. Subscriptions for D1 ordinary shares by our employees in the United States were made under our Midasplayer International Holding Company p.l.c. 2012 Share Incentive Plan (for United States Service Providers) (U.S. Plan).

Individual Subscription Agreements

The D1 ordinary shares and D2 ordinary shares are generally subject to vesting in a series of installments over a period of three or four years. If the holder of the shares ceases to be an employee or director before the end of the applicable vesting schedule, the holder’s unvested D1 ordinary shares or D2 ordinary shares are converted into Deferred Shares on a one-to-one basis. Deferred Shares may be reacquired by us upon payment of a nominal sum to the former employee or director. If all of the shares in our company are sold to a third party, generally we may determine that D1 or D2 ordinary shares that are not vested will be converted into Deferred Shares on a one-to-one basis.

The individual subscription agreements under which the majority of our D2 ordinary shares were issued provide that, subject to certain exceptions, if all of the shares in our company are sold, the holder of the D2 ordinary shares must, if required by us, agree with the buyer that 50% of the consideration payable in the sale for the holder’s unvested D2 ordinary shares (Deferred Consideration) will be paid to the holder on the earlier of the first anniversary of the date of the sale or the date the holder’s employment with us ends, other than by reason of the holder’s resignation (except for permanent ill-health) or the holder’s dismissal by us for gross misconduct. If the holder resigns (except for permanent ill-health) or we dismiss the holder for gross misconduct before the first anniversary of the date of our company sale, the Deferred Consideration will be forfeited. In the case of certain of our executives, if a sale of our company does not comprise the sale of all of our shares, we may amend the terms of the subscription agreements for the D2 ordinary shares to which these provisions apply in a manner that our board of directors considers reasonable, including an amendment that would treat fewer or more of the shares as vested and to provide for the deferral and/or forfeiture of consideration payable in the sale for such shares. In the case of certain of our executives, unvested D2 ordinary shares will vest automatically upon a sale of our company.

The vesting arrangements that apply to our D1 ordinary shares and D2 ordinary shares will apply equally to the ordinary shares into which they will convert prior to the completion of this offering. Unvested ordinary shares may not be sold or transferred. If the holder of the shares ceases to be an employee or director before the end of the applicable vesting schedule, the holder will be required to transfer the holder’s unvested ordinary shares to us or to an employee benefit trust established by us for no payment.

Our board of directors may amend the terms of an individual subscription agreement, but an amendment that would materially increase the liability of the shareholder or decrease the value of the shareholder’s rights requires the shareholder’s written consent.

Subscriptions Under Our U.S. Plan

Our employees in the United States who subscribed for D1 ordinary shares did so pursuant to share subscription rights (commonly referred to as restricted stock in the United States) awarded under our U.S. Plan. Our U.S. Plan was adopted by our board of directors and approved by our shareholders in April 2012.

The vesting provisions that apply to the D1 ordinary shares for which our employees subscribed under our U.S. Plan are the same as those that apply to our D1 ordinary shares issued under the individual subscription agreements. However, generally under our U.S. Plan, in the event of a sale of our company, our board of directors may determine that unvested shares subject to a share subscription right award accelerate and become fully vested or that the award will be assumed by the acquiring company and converted into an equivalent award over its shares or that the holder of the award will receive a cash payment for each vested share (and each unvested share, if so determined by our board of directors) equal to the fair market value of the consideration per share payable in the sale, including, if so determined by our board of directors, the present value of any portion of such consideration that is to be paid to our shareholders on a contingent or delayed basis. A cash payment for unvested shares would be paid in accordance with the vesting schedule under the original subscription agreement. Additionally, certain D1 ordinary shares subscribed for under our U.S. Plan are subject to the same provision regarding Deferred Consideration in connection with a sale of our company as the majority of the D2 shares issued under the individual subscription agreements.

We may issue up to 37,250,455 ordinary shares under our U.S. Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The shares we issue under our U.S. Plan are authorized but unissued shares or shares that we reacquire. The ordinary shares underlying any awards made under our U.S. Plan that are cancelled or terminate prior to exercise or settlement of the award or that are forfeited or repurchased by us for an amount not greater than the exercise or purchase price paid by the holder of the award are added back to the ordinary shares available for issuance under our U.S. Plan. Ordinary shares held back or reacquired by us to satisfy tax withholding obligations and shares subject to any portion of an award that is settled in cash are not treated as having been issued under our U.S. Plan.

Our U.S. Plan is administered by the compensation committee of our board of directors. The compensation committee has full power to select the individuals to whom awards are granted and to determine the specific terms and conditions of each award, subject to the provisions of our U.S. Plan. Employees, non-employee directors and consultants are eligible to receive awards under our U.S. Plan. Our U.S. Plan also provides us flexibility to grant share options and share bonus awards to incentivize our workforce in the United States However, we have not granted any such options or awards under our U.S. Plan.

Our board of directors may amend our U.S. Plan but no such action may materially adversely affect rights under an award without the holder’s consent, unless our board of directors determines that such action is necessary or desirable to conform our U.S. Plan or an award agreement to any applicable law, regulation or rule. Certain amendments to our U.S. Plan require the approval of our shareholders.

Our U.S. Plan expires on April 2, 2022. Following the completion of this offering, we do not intend to award share subscription rights or share bonus awards or grant any additional share options under the U.S. Plan.

Share Options

Our share options are granted under individual share option agreements and are not subject to the provisions of a share incentive plan. They entitle the optionholder to subscribe for D1 ordinary shares upon payment of the applicable option exercise price and, after the completion of this offering, they will entitle the optionholder to subscribe for our ordinary shares. Our share options generally become exercisable in installments over a three- or four-year vesting period and have a maximum term of 10 years. They are not transferable. If the optionholder leaves our company, the option lapses immediately unless the optionholder is a good leaver (i.e., the reason for the optionholder leaving is permanent incapacity, retirement, unlawful summary dismissal or other circumstances which in the opinion of the compensation committee of our board of directors render the optionholder a good leaver). If the optionholder is a good leaver, the optionholder has a period of 40 or 90 days after leaving during which to exercise the optionholder’s vested options. If the optionholder dies, the optionholder’s personal representatives may exercise the option, to the extent vested, within 12 months after the optionholder’s death.

If our company is sold, optionholders may be requested to exercise their options, only to the extent exercisable at that time (unless the compensation committee of our board of directors determines otherwise), within a specified period, failing which they will lapse. Alternatively, if the acquiring company so agrees, optionholders may release their options over our ordinary shares in exchange for equivalent options over shares in another company.

Certain optionholders may also be considered good leavers if their employment is terminated (otherwise than for lawful summary dismissal) by us or if the optionholder serves notice to terminate employment for “good reason” as defined in the option agreement. Generally optionholders have a period of 40 days after a sale of our company to exercise vested options. However, in respect of certain executives, their unvested options will lapse 12 or 18 months after the sale. Generally, if the employment of certain executives is terminated in connection with a sale of our company, 100% of their unvested options will vest on the date their employment terminates.

A small number of our employees in the United Kingdom hold options that qualify for favorable tax treatment under Schedule 5 of the Income Tax Earnings (Earnings and Pensions) Act 2003 (Enterprise Management Incentive) (EMI Options). The terms and conditions of the EMI Options are substantially the same as those that apply to our other options.

Share Option and D3 Subscription Agreements

We have entered into individual option and subscription agreements with certain executives, which provided that the optionholder was granted an option over D1 ordinary shares and in connection with such option, the optionholder could subscribe and pay for the equivalent number of D3 ordinary shares at their fair market value. The D3 ordinary shares (and the ordinary shares into which they may convert) are not transferable and are intended to have no purpose independent of the option to which they are linked. The linking of an option to subscribe for D1 ordinary shares with an equivalent number of D3 ordinary shares is intended to allow for a more favorable tax treatment of the holder’s gains upon a sale of our ordinary shares and not to otherwise provide additional economic value in addition to the value delivered by the option over D1 ordinary shares.

The options over D1 ordinary shares under the individual option and subscription agreements substantially mirror the provisions of the D1 Option Agreements described above.

A portion of the options held by a small number of executives are subject to market-based vesting conditions based on our achievement of an average target price per share over a specified time period, which is either $26.00, $32.00 and $38.00. These options will vest in three tranches over seven years depending on our share price. If the optionholder’s employment is terminated in connection with a sale of our company, 100% of these options will vest immediately prior to the sale.

The D3 ordinary shares issued to the optionholder under these option and subscription agreements will convert into our A ordinary shares if the value of our company at the time of this offering exceeds a specified hurdle (referred to in our articles of association as the D3 Hurdle Amount), and different D3 Hurdle Amounts have been determined by our compensation committee for different allotments of our D3 ordinary shares. A D3 Hurdle Price has been established for each D3 ordinary share based on the D3 Hurdle Amount applicable to such share.

For the purposes of determining the price paid by each of our executives for his D3 ordinary shares, the fair market value of each D3 ordinary share was determined based on an independent valuation and taking account of the applicable D3 Hurdle Amount.

The D3 ordinary Shares held by an optionholder will convert into A ordinary shares and/or A deferred shares immediately before the offering, depending on the offering price relative to the applicable D3 Hurdle Price, according to the formula set out in our articles of association. If the offering price exceeds the applicable D3 Hurdle Price then a proportion of the D3 ordinary shares will be converted into our A ordinary shares. The balance of the D3 ordinary shares will convert into A deferred shares which will be acquired by us immediately before the offering for nil consideration. If the offering price is less than the applicable D3 Hurdle Price, then the D3 ordinary shares will convert into deferred shares and will be acquired by us for no consideration.

On each occasion that the optionholder proposes to exercise vested options, a formula (as set out in the option and subscription agreements) is applied to calculate how many D3 ordinary shares/ordinary shares (Linked Shares) will cease to be subject to restrictions on transfer to deliver to the optionholder the “in-the-money value” of the option (i.e. market value of our ordinary shares less the exercise price). If the in-the-money value of the vested options is delivered by the release of Linked Shares, a corresponding number of options will lapse. To the extent the optionholder does not hold a sufficient number of Linked Shares to deliver the in-the-money value of the options being exercised, then the option will be exercised over ordinary shares. On each occasion that the optionholder proposes to exercise vested options, the optionholder will either receive value through the “release” of Linked Shares or by exercising the options over ordinary shares, depending on share values at the time of exercise. The optionholders have waived their rights to receive any dividends, participate in any bonus issues of shares or receive notice of or attend meetings in respect of the Linked Shares until they are released.

If an optionholder leaves the company after this offering and holds Linked Shares that are unreleased, these may be acquired by an employee benefit trust set up by us, generally for the lesser of (1) the price paid for the shares or (2) their market value less 25%. We may also at any time require the executive to transfer such shares which are no longer capable of being released to an employee benefit trust. Generally, in such events, the price payable will be the lesser of (1) the price paid for the Linked Shares and (2) market value less 25%.

Shadow Options

A number of our employees have been granted shadow options over a specified maximum number of our ordinary shares. They vest in a series of installments, generally over four years, and have a maximum term of ten years. They are not transferable. In the event of an initial public offering of our shares, the holder of each shadow option becomes entitled, to the extent the holder’s option has vested, to subscribe for our ordinary shares upon payment of the exercise price. If our company is sold, the holder of each shadow option is entitled to receive a cash payment for each share subject to his or her shadow option equal to the difference between the price payable for our shares in the sale and the exercise price.

No additional shadow options will vest after the completion of this offering or the sale of our company.

If the holder of a shadow option leaves us, the holder’s option lapses unless the reason for the holder’s leaving is permanent incapacity or retirement, unlawful summary dismissal or other circumstances which in the opinion of the compensation committee of our board of directors render the holder a good leaver.

Existing Non-share Incentive Arrangements

Discretionary Bonus Units

A number of our employees have received awards of discretionary bonus units (Bonus Units). For each Bonus Unit, the employee is entitled to a cash bonus if we complete an initial public offering or if our group is sold and the enterprise value exceeds €54.7 million. The amount of the bonus is determined based on the enterprise value of our group in the offering or sale. Fifty percent of the bonus is paid at the time of the initial public offering or sale and the remaining fifty percent one year later, provided the employee is still employed by us.

Post-offering Share Incentive Arrangements

We have adopted our 2014 Equity Incentive Plan (2014 Plan) that will become effective on the date of this prospectus and will serve as our primary equity incentive plan. Our 2014 Plan provides us flexibility to grant a variety of awards to incentivize our employees, consultants and members of our board of directors.

We anticipate that we will initially reserve 15,000,000 ordinary shares for issuance under the 2014 Plan. The amount of this reserve will be reduced by the 869,528 RSUs that we will issue to certain of our employees in connection with the completion of this offering, based on an assumed initial public offering price of $22.50 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. We anticipate that the number of ordinary shares reserved under the 2014 Plan will be automatically increased commencing 2015 through 2024 by the number of ordinary shares equal to the lesser of 5% of our total number of issued ordinary shares on January 1 of the calendar year immediately preceding the date of the increase, 5% of our total number of issued ordinary shares on the date our board of directors approves the increase, or such lesser number as determined in the discretion of our board of directors. Our board of directors may also decide that such an increase will not occur in the next calendar year provided this decision is made prior to the first day of the calendar year in question. The number of ordinary shares reserved under our 2014 Plan and annual share limits in our 2014 Plan are subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

The ordinary shares we issue under the 2014 Plan will be authorized but unissued ordinary shares or shares that we reacquire. The ordinary shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, satisfied without any issuance of ordinary shares, expire or are otherwise terminated (other than by exercise) under the 2014 Plan will be added back to the ordinary shares available for issuance under our 2014 Plan. In addition to the number of our ordinary shares reserved initially under our 2014 Plan, and any automatic annual increase in that number, if the employee benefit trust that we have established acquires ordinary shares from our former employees, directors or consultants who purchased those shares before this offering, those ordinary shares may be used by the employee benefit trust to satisfy awards we make under the 2014 Plan, other than share options and stock appreciation rights.

No individual may be granted awards under our 2014 Plan of more than 1,250,000 of our ordinary shares in any calendar year, except that a new employee may be granted awards of up to 2,500,000 of our ordinary shares in the first year of employment.

The 2014 Plan will be administered by the compensation committee of our board of directors. The compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan.

The 2014 Plan will permit the granting of the following types of awards to eligible individuals:

Share Options. A share option is a right to acquire our ordinary shares. The exercise price of each share option will be determined by our compensation committee but may not be less than the fair market value of our ordinary shares on the date of grant. The term of each share option will be fixed by the compensation committee and may not exceed 10 years from the date of grant. Share options may vest upon continued employment or upon the achievement of certain performance factors. Our compensation committee will determine when each option may be exercised and other conditions applicable to the share option.

Restricted Stock Units. A restricted stock unit represents the right to acquire one ordinary share on a specified date, subject to such conditions and restrictions as our compensation committee may determine, including continued employment or service with us through a specified vesting period or the attainment of certain performance factors.

Stock Appreciation Rights. A stock appreciation right (SAR) is an award in respect of a specified number of our ordinary shares that entitles the holder to receive a payment equal to the excess of the fair market value of our ordinary shares when the SAR is exercised over the exercise price of the SAR. The exercise price of each SAR will be determined by our compensation committee but may not be less than the fair market value of our ordinary shares on the date the SAR is granted. SARs may become exercisable upon continued employment or upon the achievement of certain performance factors. Our compensation committee will determine when each SAR may be exercised, any other conditions applicable to it, and whether it will be settled in cash or our ordinary shares.

Restricted Share Awards. A restricted share award entitles the participant to subscribe for our ordinary shares, upon payment of no less than their nominal value, but the ordinary shares are subject to restrictions, which may include restrictions on transfer or forfeiture provisions. Our compensation committee will determine whether such restrictions will lapse upon continued employment or upon the achievement of certain performance factors, and any other conditions applicable to the restricted shares.

Unrestricted Stock Unit Awards. An unrestricted stock unit is a right to acquire one of our ordinary shares that is free of restrictions and vested in full on the date of grant of the award. Our compensation committee will determine the payment, if any, to be made by the participant under the award.

Performance Awards. A performance award is an award of a cash payment or an award denominated in our ordinary shares that is subject to the achievement of certain performance factors. Our compensation committee will determine the performance factors and any other conditions applicable to the award, and whether the award will be settled in cash or in our ordinary shares.

Awards lapse upon the holder ceasing to be employed or engaged by us, save that share options and stock appreciation rights, to the extent exercisable, may be exercised during a limited period of time after the holder leaves.

Our compensation committee may grant performance-based awards under the 2014 Plan to our service providers in the United States that are intended to qualify as “performance-based compensation” under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. These awards will only vest or become payable upon the attainment of certain performance goals that are established by our compensation committee and related to one or more performance criteria.

Awards granted under our 2014 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our compensation committee.

Non-executive members of our board of directors may receive any type of award under our 2014 Plan, but no individual non-executive director may receive awards over more than 1,250,000 of our ordinary shares in any calendar year.

Our compensation committee may award dividend equivalent rights in respect of awards made under our 2014 Plan, other than share options and stock appreciation rights, but rights granted in respect of an award that is subject to vesting conditions will be subject to those vesting conditions. Dividend equivalent rights may be paid in cash or in our ordinary shares.

Our compensation committee may, without shareholder approval, reprice our share options or stock appreciation rights and, provided the repricing is a reduction in the exercise price, the consent of the participant will not be required. Also, with the consent of the participant, our compensation committee may pay cash or grant new awards in exchange for the surrender and cancellation of outstanding awards.

Upon a change in control of our company, our compensation committee may decide that one or more of the following treatments will apply to outstanding awards under our 2014 Plan: (1) the award, to the extent not fully exercisable or vested or settled, will accelerate and be exercisable or vested or settled in full or in part; (2) performance factors applicable to the award will lapse or will be measured as of the time of the change in control and/or vesting of the award will be determined on a pro-rata basis to take account of the portion of the performance period completed; (3) if the award has an exercise price that is equal to or greater than the price to be paid for our ordinary shares in the change in control, it will be cancelled for no payment; (4) if the award has an exercise price that is less than the price to be paid for our ordinary shares in the change in control, it will be cancelled for payment to the participant of consideration equivalent to the price to be paid less the applicable exercise price; (5) the participant will be allowed a specified period in which to exercise the award if it is a share option or stock appreciation right; (6) the award will be assumed by the acquirer and converted into an award over its shares or will be surrendered and replaced with an equivalent award; (7) ordinary shares subject to restrictions will cease to be subject to such restrictions or will be exchanged for or replaced with substantially similar shares or other property subject to similar restrictions; or (8) our compensation committee may determine other appropriate treatment of an award. If our compensation committee determines that an award is not to be cancelled, assumed, exchanged, replaced or converted in the change in control the award will lapse unless, in the case of a share option or stock appreciation right, it is exercised before the change in control. The committee need not treat all awards similarly in the event of a change of control.

If awards are continued following a change in control, our compensation committee may provide that unvested awards will accelerate, in full or in part, if the participant’s employment is involuntarily terminated within 12 months after the change in control.

Our board of directors may suspend, amend or terminate our 2014 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Plan may require the approval of our shareholders.

Our 2014 Plan will terminate on March 5, 2024, unless earlier terminated by our board of directors as described above.

Obligations of Directors to Disclose Holdings

Under the Irish Companies Acts, directors (and certain persons connected with them) must notify us of any acquisition or disposal of interests held by them in our securities (and any securities of other group companies) within five business days of the transaction occurring. A register of these interests must be kept by us and this register can be inspected by shareholders.

In addition, we are obliged to file an annual return with the Irish Companies Registration Office each year and are required to include in this return a list of registered shareholders. If the directors hold their shares outside DTC and instead hold them directly, details of their holdings must be included in this return. This return is available to the public.

Disclosure requirements may also arise in particular circumstances, for example, where a company is in an “offer period” within the meaning of the Irish Takeover Rules.

For a description of additional disclosure obligations applicable to our directors, see “Description of Share Capital—Disclosure of Interests in Shares.”

Because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

RELATED PARTY TRANSACTIONS

Other than the executive and director compensation arrangements discussed in “Management,” we have not entered into any transactions since January 1, 2011 to which we have been or are a party and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Registration Rights Agreement

Prior to the completion of this offering, Riccardo Zacconi, John Sebastian Knutsson, Patrik Stymne, Lars Markgren, Thomas Hartwig, Melvyn Morris, Stephane Kurgan, a trust associated with Stephane Kurgan, entities associated with Apax Nominees and Index Ventures, all of which are shareholders holding an aggregate of 277,767,919 of our ordinary shares immediately following the completion of this offering, representing approximately 88.2% of the voting power of our outstanding shares immediately following the completion of this offering, will become parties to a Registration Rights Agreement (Registration Rights Agreement). The Registration Rights Agreement will contain customary registration rights, including:

Demand Registration Rights. Certain of such holders will have the right to request that we register their shares for sale, subject to customary underwriter’s cutbacks. These holders are entitled to a specified number of demand registration rights six months following our initial public offering. Those holders that do not have demand registration rights will be entitled to include their shares in any such registrations once a demand request is made.

Shelf Registration Rights. After we are eligible to use a “shelf” registration statement, certain of such holders shall have the right to request that we file a shelf registration statement. We will not, however, obligated to file a shelf registration statement if we have already effected a specified number of shelf registrations or if a shelf registration statement is not available for such offering by holders wishing to participate. Those holders that do not have shelf registration rights will be entitled to include their shares in any such registrations once a shelf request is made.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, then we must offer the parties to this agreement an opportunity to include in such registration all or part of their shares, subject to customary underwriter’s cutbacks. Such holders shall have first priority to sell in any such offering (other than the shares we sell) over the shares of any other holders.

Expenses of Registration. We will pay specified expenses related to any demand, piggyback or shelf registration pursuant to the Registration Rights Agreement other than underwriting commissions and discounts.

Indemnification. We will have certain indemnification obligations in connection with the registration rights under the Registration Rights Agreement.

Repurchase of Shares

On February 24, 2011, we entered into share repurchase agreements with Toby Rowland, one of our founders and our former co-chief executive officer, Klaus Hommels, a former member of our board of directors, and certain entities affiliated with Mr. Hommels, for the repurchase of an aggregate of 35,267,500 of our A ordinary shares and 5,000,000 of our C ordinary shares from Mr. Rowland and an aggregate of 1,742,500 of our B preference shares, 25,710,000 of our B ordinary shares and 15,197,500 of our C ordinary shares from Mr. Hommels and his affiliates. The repurchases were completed on June 23, 2011, and an aggregate repurchase price of €2.1 million and €2.2 million was paid to Messrs. Rowland and Hommels, respectively. Following the repurchases, Messrs. Rowland and Hommels ceased to be shareholders. The terms of the repurchases were determined through arms-length negotiations among the applicable parties.

On January 31, 2014, we repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, our Chief Operating Officer and a member of our board of directors, in exchange for an aggregate repurchase price of

$1,240,407, and 7,422,180 D1 Share Options, with an exercise price of $31.37 per share, linked to D3 Restricted Shares. Mr. Kurgan subsequently subscribed for 4,190,580 of such linked D3 Restricted Shares for an aggregate subscription price of $536,394 with a hurdle of $6 billion. The terms of the repurchase and award issuance were determined through arms-length negotiations among the parties. The remaining proceeds from the sale of the E ordinary shares were used to subscribe for other D3 Restricted Shares linked to a previous grant of D1 Share Options.

Loan Agreements

On February 24, 2011, we entered into an interest-free loan agreement with Mr. Hommels whereby we loaned him €1.5 million. The loan was repaid in full on June 23, 2011.

On June 14, 2013, we entered into a loan facility agreement with Mr. Kurgan. Pursuant to the loan facility, we loaned Mr. Kurgan £600,000, with an initial interest rate of 4% per year, to fund Mr. Kurgan’s purchase of a property. The aggregate principal and interest accrued under such loan was repaid in full on October 28, 2013. The terms of this loan facility were determined through arms-length negotiations among the parties.

Call Option Agreement

On February 24, 2011, we entered into a call option agreement with Mr. Hommels whereby we had the option to repurchase an aggregate of 1,742,500 of our B preference shares, 13,492,500 of our B ordinary shares and 13,277,500 of our C ordinary shares from Mr. Hommels and his affiliates for an aggregate purchase price of €1.5 million. We did not exercise our right under the call option agreement and the right terminated on December 31, 2011. Such shares were subsequently repurchased as described above in “—Repurchase of Shares.”

Service Agreements

In 2011, 2012 and 2013, Midasplayer AB entered into various agreements with Joshsthlm AB, an entity affiliated with John Sebastian Knutsson, our Chief Creative Officer and a member of our board of directors, pursuant to which we received, or continue to receive, certain developer, project management and design consulting services and a software license. Joshsthlm received $431,000, $367,000 and $838,000 for these services in 2011, 2012 and 2013, respectively.

In May 2013, we entered into a management services arrangement with Apax Partners LLP, an advisor to our largest shareholders and an entity affiliated with Roy Mackenzie and Andrew Sillitoe, members of our board of directors, pursuant to which we paid £3,000 per day for certain management services. This arrangement concluded on November 30, 2013. The terms of this arrangement were determined through arms-length negotiations among the parties.

Equity Awards

Since January 1, 2011, we have issued an aggregate of 1,350,000 D1 ordinary shares, 15,321,368 D2 ordinary shares, 9,415,580 D3 ordinary shares, 17,227,880 E ordinary shares and share options exercisable for 16,398,430 D1 ordinary shares to our directors and executive officers. The purchase price per share for D1 ordinary share, D2 ordinary share and E ordinary share issuances was $0.00008. The weighted-average purchase price for the D3 ordinary share issuances was $0.25 and the weighted-average exercise price per share for the share option issuances was $18.08.

Dividends

On October 24, 2013, we paid a dividend of $287 million with respect to our equity securities that are eligible to receive dividends, which included an aggregate dividend payment of $81 million to our directors and executive officers and $151 million and $26 million to entities affiliated with our major shareholders, the Apax Funds (as defined in “Major and Selling Shareholders”) and Index Ventures, respectively. On February 6, 2014, we paid a dividend of $217 million with respect to our equity securities that are eligible to receive dividends, which included an aggregate dividend payment of approximately $62 million to all directors and executive officers and approximately $115 million and $ 20 million to entities affiliated with the Apax Funds and Index Ventures, respectively. These dividend payments were made as part of a broader dividend to holders of our capital stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Dividends” for more information about this dividend payment.

Indemnification Agreements

Subject to the provisions of, and so far as may be permitted by the Irish Companies Acts, our directors and executive officers will be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by them in the execution and discharge of their duties or in relation thereto including any liability incurred by them in defending civil or criminal proceedings which relate to anything done or omitted or alleged to have been done or omitted by them in their capacity as an officer or employee and in which judgment is given in their favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which they are acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to them by the Irish court.

In connection with this offering, through our wholly-owned subsidiary, King.com Inc., we intend to enter into agreements to indemnify our directors and officers to the maximum extent allowed under applicable law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

MAJOR AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2013 by:

•	each executive officer;

•	each of our directors;

•	our directors and executive officers as a group;

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares: and

•	each selling shareholder.

Our major shareholders do not have voting rights that are different from our shareholders in general.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities or to receive the economic benefit of ownership of the securities, and includes shares subject to options that are exercisable within 60 days after December 31, 2013. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. The ownership percentages in the table below assume the conversion of all of our A, B, C, D1 and D2 ordinary shares and A and B preference shares outstanding as of December 31, 2013 into an aggregate of 299,338,370 ordinary shares, the acquisition by us and cancellation of our deferred shares and A deferred shares and the repurchase by us of all of our outstanding E ordinary shares in January 2014 that were outstanding as of December 31, 2013.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. All of our major shareholders have the same voting rights.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o King Digital Entertainment plc, Fitzwilton House, Wilton Place, Dublin 2, Ireland.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering		Number of Additional Shares to be Sold if Underwriters’ Option is Exercised in full	Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in full
	Number	Percent			Number	Percent		Number	Percent
Major Shareholders:
Entities affiliated with Apax WW Nominees Ltd. (1)	144,330,001	48.2%	3,367,434	(16)	140,962,567	44.8%	1,706,346	139,256,221	44.2%
Entities affiliated with Index Ventures (2)	24,992,502	8.3	583,112	(17)	24,409,390	7.8	295,474	24,113,916	7.7

Directors and Executive Officers:
Riccardo Zacconi (3)	31,042,045	10.4	688,612		30,353,433	9.6	348,933	30,004,500	9.5
John Sebastian Knutsson	17,596,075	5.9	410,543		17,185,532	5.5	208,030	16,977,502	5.4
Stephane Kurgan (4)	7,450,748	2.5	126,756	(18)	7,323,992	2.3	64,230	7,259,762	2.3
Hope Cochran	—	—	—		—	—	—	—	—
Robert Miller (5)	164,063	*	3,828	(19)	160,235	*	1,940	158,295	*
Melvyn Morris	36,467,500	12.2	850,841		35,616,659	11.3	431,138	35,185,521	11.2
Roy Mackenzie (6)	—	—	—		—	—	—	—	—
Gerhard Florin (7)	1,125,000	*	22,967		1,102,033	*	11,638	1,090,395	*
Robert S. Cohn (8)	225,000	*	—		225,000	*	—	225,000	*
E. Stanton McKee, Jr.	—	—	—		—	—	—	—	—
Andrew P. Sillitoe (9)	—	—	—		—	—	—	—	—
All directors and executive officers as a group (11 persons) (10)	94,070,431	31.4	2,103,547		91,966,884	29.2	1,065,909	90,900,975	28.8

Other Selling Shareholders:
Fredrik Ahlberg (11)	1,365,850	*	13,942		1,351,908	*	—	1,351,908	*
Alex Dale (12)	1,396,891	*	32,592	(19)	1,364,299	*	—	1,364,299	*
Thomas Hartwig (13)	6,350,000	2.1	145,239		6,204,761	2.0	73,596	6,131,165	1.9
Lars Markgren	9,043,930	3.0	211,008		8,832,922	2.8	106,922	8,726,000	2.8
Patrik Stymne (14)	7,040,000	2.4	161,337		6,878,663	2.2	81,753	6,796,910	2.2
All Other Selling Shareholders (15)	2,916,383	1.0	48,455	(20)	2,867,928	*	—	2,867,928	*

*	Less than 1%.
(1)	Consists of 144,330,001 ordinary shares held of record by Apax WW Nominees Ltd. (Apax Nominees) as nominee for Apax Europe VI-A, L.P., an English limited partnership (Apax Europe VI-A) and Apax Europe VI-1, L.P., an English limited partnership (Apax Europe VI-1 and, together with Apax Europe VI-A, the Apax Funds). Apax Europe VI GP L.P. Inc., a Guernsey limited partnership (Apax Europe VI GP), is the general partner of each of the Apax Funds. Apax Europe VI GP Co. Limited, a Guernsey company (Apax Europe VI), is the general partner of Apax Europe VI GP. The directors of Apax Europe VI are Andrew Guille, Jeremy Arnold, David Staples, Simon Cresswell and Gordon Purvis and the directors of Apax Europe VI collectively may be deemed to have shared voting and dispositive power with respect to the shares held by Apax Nominees. The address for the Apax Funds is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, GY1 2HJ, Guernsey. On March 21, 2014, the shares held by Apax Nominees were transferred to Bellaria Holding S.à.r.l. (Bellaria). Apax Nominees is the sole shareholder of Bellaria and, therefore, voting and dispositive with respect to the shares did not change in connection with this transfer. The address for Bellaria is 1-3 Boulevard de la Foire, L-1528 Luxembourg.
(2)

Consists of 8,117,501 ordinary shares held of record by Index Ventures III (Jersey), L.P. (Index Jersey), 16,490,001 ordinary shares held of record by Index Ventures III (Delaware), L.P. (Index Delaware), 297,500 ordinary shares held of record by Index Ventures III Parallel Entrepreneur Fund (Jersey), L.P. (Index Parallel), and 87,500 ordinary shares held of record by Yucca (Jersey) SLP (Yucca). Index Venture Associates III Limited (Index Associates) is the managing general partner of Index Jersey, Index Delaware and Index Parallel (the Funds). Bernard Dallé, Sinéad Meehan, Nigel Greenwood, Ian Henderson and David Hall are directors of Index Associates and collectively may be deemed to have shared voting and dispositive power with respect to the shares held by the Funds. The corporate general partner of Yucca is Yucca Associates Limited, which is administered by EFG Offshore Limited, part of the administrator group that administers the Funds. Messrs. Nigel T. Greenwood and Ian J. Henderson are directors of Yucca Associates Limited and collectively may be deemed to have shared voting and dispositive power with respect to the shares held by Yucca. Our Chief Executive Officer, Riccardo Zacconi, is a limited partner of Index Parallel. The address of Index Jersey, Index Delaware, Index Parallel and Yucca is No 1 Seaton Place, St Helier, Jersey JE4 8YJ, Channel Islands. On March 21, 2014, the shares held by Index Jersey, Index Delaware, Index

Parallel and Yucca were transferred to Rexavest S.à.r.l., a company owned by Index Jersey, Index Delaware, Index Parallel and Yucca. Emilie Bordaneil and Jean Steffen are the managers of Rexavest S.à.r.l. and collectively may be deemed to have shared voting and dispositive power with respect to the shares held by Rexavest S.à.r.l. (Rexavest) The address for Rexavest is 1 Boulevard de la Foire, L-1528 Luxembourg.
(3)	Includes 1,746,023 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 218,253 of which vest each quarter. Mr. Zacconi is a limited partner of Index Parallel as reflected in footnote 2.
(4)	Includes 2,328,359 shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 465,672 of which vest each quarter. Excludes 17,227,800 ordinary shares that were repurchased by us after December 31, 2013. After December 31, 2013, 2,250,000 of these ordinary shares were transferred to LTS Trustees S.à.r.l., as trustee of the KvH Trust. The authorized signatories of LTS Trustees S.à.r.l. are Markus Gresch, Derek Paul Baudains, Paul Broxup, Johannes Schwab, Jennifer Marie Hennessy, Richard Lousse, Natalie Lerchegger, Denise Isauré Langlois, Michael William Horrocks, Faidra Zisi and Sarah Talbot, and these individuals share voting and dispositive power with respect to these shares.
(5)	Includes 164,063 ordinary shares issuable upon exercise of a share option within 60 days of December 31, 2013.
(6)	Mr. Mackenzie is a Partner at Apax Partners LP, but he does not have voting or dispositive power with respect to the shares held by Apax Nominees.
(7)	Consists of 1,125,000 ordinary shares held of record by Gerhard Florin Consultancy GmbH. Dr. Florin has sole voting and dispositive power with respect to the shares held by Gerhard Florin Consultancy GmbH. Includes 210,938 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 70,313 of which vest each quarter.
(8)	Includes 187,500 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 18,750 of which vest each quarter.
(9)	Mr. Sillitoe is a Partner at Apax Partners LLP, but he does not have voting or dispositive power with respect to the shares held by Apax Nominees.
(10)	Includes 4,472,820 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013 and 164,063 ordinary shares issuable upon exercise of a share option within 60 days of December 31, 2013. Excludes 17,227,880 ordinary shares that were repurchased by us after December 31, 2013.
(11)	Includes 853,656 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 85,366 of which vest each quarter.
(12)	Includes 1,396,891 ordinary shares issuable upon exercise of a share option within 60 days of December 31, 2013.
(13)	Includes 140,625 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 15,625 of which vest each quarter.
(14)	Includes 140,625 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 15,625 of which vest each quarter.
(15)	Consists of ordinary shares held of record by selling shareholders not listed above who owned less than 1% of our ordinary shares prior to this offering. Includes 963,376 ordinary shares that are subject to a lapsing right of repurchase in our favor as of December 31, 2013, 100,381 of which vest each quarter, and 1,037,118 ordinary shares issuable upon exercise of share options within 60 days of December 31, 2013.
(16)	Consists of ordinary shares to be sold by Bellaria.
(17)	Consists of ordinary shares to be sold by Rexavest
(18)	Consists of ordinary shares to be sold by KvH Trust.
(19)	Consists of ordinary shares issuable upon exercise of share options in connection with this offering.
(20)	Consists of 24,197 ordinary shares issuable upon exercise of share options in connection with this offering.

As of the date of this prospectus, 1,103,201 of our outstanding shares are held by five record holders in the United States.

DESCRIPTION OF SHARE CAPITAL

Organization

We are an Irish public company with limited liability. We were organized in Ireland on July 3, 2013 under the name King Digital Entertainment plc (registration number 529753). Our affairs are governed by our amended and restated memorandum of association and articles of association, which will be in effect prior to the completion of this offering, and Irish law.

Objective

As provided by and described in Clause 3 of our memorandum of association (Memorandum), our principal objective is to carry on the business of a holding company and all associated related activities and to carry on various activities associated with that objective.

Capital Structure

The following description of our share capital is a summary. This summary is subject to the Irish Companies Acts and to the complete text of our Memorandum and articles of association (which we will adopt substantially in the form attached as Exhibit 3.2 to the registration statement, of which this prospectus is a part, prior to the completion of this offering) (Articles).

Authorized Share Capital

As of December 31, 2013, the authorized share capital of Midasplayer International Holding Company p.l.c. (Midasplayer), giving effect to the share-for-share exchange at a 5-for-2 forward exchange ratio, was $281,656.69 divided into 2,237,175,000 A ordinary shares, 49,460,000 B ordinary shares, 23,687,500 C ordinary shares, 158,815,925 D1 ordinary shares, 30,642,738 D2 ordinary shares, 58,097,805 D3 ordinary shares, 21,310,000 E ordinary shares, 750,912,170 deferred shares, 169,385,000 A preference shares and 21,222,500 B preference shares.

Immediately after the completion of this offering, our authorized share capital will be $81,000 and €40,000 divided into 1,000,000,000 ordinary shares with a nominal value of $0.00008 per share, 40,000 Euro Deferred Shares with a nominal value of €1.00 per share and 12,500,000 preference shares with a nominal value of $0.00008 per share (Undesignated Shares).

Issued Share Capital

As of December 31, 2013, the issued share capital of Midasplayer, giving effect to the share-for-share exchange at a 5-for-2 forward exchange ratio, was $65,616 divided into 67,380,000 A ordinary shares, 23,732,500 B ordinary shares, 3,480,000 C ordinary shares, 11,123,466 D1 ordinary shares, 15,321,368 D2 ordinary shares, no D3 ordinary shares, 17,227,880 E ordinary shares (all of which were repurchased by us in January 2014), 503,355,703 deferred shares, 169,322,500 A preference shares and 9,255,000 B preference shares, all with a nominal value of $0.00008 per share.

Immediately after completion of this offering, our issued share capital will be $25,195 and €40,000 divided into 314,932,321 ordinary shares with a nominal value of $0.00008 per share, based on the number of ordinary shares to be sold in this offering set forth on the cover page of this prospectus, and 40,000 Euro Deferred Shares with a nominal value of €1.00 per share. Our shares issued pursuant to this offering will be issued as fully paid and will be non-assessable. The vesting schedules that applied to our D1 ordinary shares and D2 ordinary shares will continue to apply equally to the A ordinary shares into which they will have converted (such A ordinary shares to be redesignated as ordinary shares as described above). Unvested ordinary shares may not be sold or transferred. If the holder of the shares (or, where the shares are held by a consultancy company, the individual who performs services for us on behalf of that company) ceases to be an employee or director before the end of the vesting period, the holder will be required to transfer such holder’s unvested ordinary shares for no payment to us, whereupon they shall be cancelled, or transferred to an employee benefit trust established by us. Ordinary shares into which our D3 ordinary shares convert and which are no longer capable of being released from the restrictions on transfer applicable to them are subject to compulsory transfer to us or to an employee benefit trust established by us, generally for the lesser of (1) the price paid for those shares or (2) their market value less 25%.

Automatic Conversion Under the Pre-IPO Articles

Immediately prior to but conditional upon the admission of shares to trading and the admission of the shares to listing on the New York Stock Exchange pursuant to our existing articles of association, which were approved pursuant to a special resolution of our shareholders passed on February 19, 2014 (Pre-IPO Articles), all of our previously outstanding B and C ordinary shares and A and B preference shares will automatically convert into A ordinary shares. All of our previously outstanding D3 ordinary shares will automatically convert into A ordinary shares and/or A Deferred Shares based on a formula contained in the Pre-IPO Articles, which is based on the price of this offering and the applicable D3 hurdle price. Any A Deferred Shares arising and our Deferred Shares will be acquired by us for no consideration and immediately cancelled. All of our previously outstanding E ordinary shares were repurchased by us on January 31, 2014 and all of our previously outstanding D1 and D2 ordinary shares converted into A ordinary shares upon the completion of the share-for-share exchange on March 25, 2014. Once the foregoing conversions taking effect, the A ordinary shares (including those converted into A ordinary shares) will be immediately redesignated as ordinary shares.

Share Options

As of December 31, 2013, we had outstanding options to acquire 19,054,987 D1 ordinary shares and outstanding shadow options to acquire 223,750 ordinary shares. The options and shadow options are held by employees, directors and consultants pursuant to individual share option agreements and shadow option agreements, respectively, and have a weighted-average exercise price of $5.07 and $0.00008 per share, respectively. Upon completion of the share-for-share exchange on March 25, 2014, pursuant to which the shareholders of Midasplayer International Holding Company p.l.c. exchanged their shares in that company for our shares having substantially the same rights, the outstanding options to acquire D1 ordinary shares in Midasplayer were released in consideration for the grant to the holders of equivalent options over our A ordinary shares. Upon completion of this offering, each option to acquire A ordinary shares will become an option to acquire ordinary shares. The options and shadow options generally expire on the tenth anniversary of the original issuance of the options to purchase shares in Midasplayer.

General

None of our shares are currently held in treasury. All of our ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

We have the authority, pursuant to our Articles, to increase our authorized but unissued share capital by ordinary resolution by creating additional shares of any class or series. An ordinary resolution of our company requires more than 50% of the votes cast at a shareholders’ meeting by the shareholders entitled to vote at that meeting.

As a matter of Irish law, the board of directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by its articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this provision of Irish law, our Articles authorize our board of directors to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our Articles are adopted. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period.

Our Articles also authorize our board of directors, without shareholder approval, to determine the terms of the Undesignated Shares issued by us. Our board of directors is authorized, without obtaining any shareholder vote or consent, to provide from time to time for the issuance of ordinary shares or other classes or series of shares and to establish the characteristics of each such other class or series, including the number of shares and their preference or deferred or other special rights and privileges or limitations, conditions and restrictions, whether in regard to dividend, voting, return of capital, conversion, redemption or otherwise.

Except as otherwise described in this section or as prescribed by law, there are no limitations on the rights to own, or exercise voting rights with respect to, our ordinary shares.

Irish law does not recognize fractional shares held of record. Accordingly, our Articles do not provide for the issuance of fractional shares and our share register will not reflect any fractional shares. Even if an issuance, alteration, reorganization, consolidation, division, or subdivision of our shares would result in a shareholder being entitled to fractional shares, no such fractional shares will be issued or delivered. All such fractional shares may be sold for the best price reasonably obtainable and the aggregate proceeds from such sale will be distributed on a pro rata basis, rounding down to the nearest cent, to each shareholder who would otherwise have been entitled to receive fractional shares.

Pre-emption Rights, Share Warrants and Share Options

Under Irish law, certain statutory pre-emption rights apply automatically in favor of our ordinary shareholders when our shares are issued for cash. However, having obtained shareholder approval to do so, we have opted out of these pre-emption rights in our Articles as permitted under Irish law, subject to our board of directors being authorized to allot shares as described above. This opt-out may be renewed every five years by a special resolution of the shareholders. A special resolution requires approval of not less than 75% of the votes cast by our shareholders at a general meeting. We expect that we will seek renewal of this opt-out at an annual general meeting within five years from the date of our Articles. If the opt-out expires and is not renewed, shares issued for cash must be offered to our shareholders pro rata in proportion to their existing shareholding before the shares can be issued to any new shareholders or pre-existing shareholders in an amount greater than their pro rata entitlements. The statutory pre-emption rights:

•	generally do not apply where shares are issued for non-cash consideration (such as in a share-for-share acquisition);

•

do not apply to the issuance of non-equity shares (i.e., shares that have the right to participate only up to a specified amount in any dividend or capital distribution, which are sometimes referred to as non-participating shares); and

•	do not apply to the issuance of shares pursuant to certain employee compensation plans.

Our Articles provide that, subject to any shareholder approval requirements under any laws, regulations or the rules of any stock exchange to which we are subject, our board of directors is authorized to grant, from time to time in its discretion, to such persons, for such periods and upon such terms as our board of directors deems advisable, options to purchase (or commitments to issue at a future date) such number of our shares of any class or series, and to cause warrants or other appropriate instruments evidencing such options or commitments to be issued. This authority under the Articles will lapse after five years from the date our Articles are adopted. We expect that we will seek renewal of this authority at an annual general meeting before the end of that five-year period. Under the same authority, our board of directors may issue shares upon exercise of warrants or options or other commitments without shareholder approval or authorization (up to the relevant authorized but unissued share capital). Statutory pre-emption rights apply to the issuance of warrants and options issued by us unless shareholder approval for an opt-out is obtained in the same manner described directly above for our ordinary shares and provided our board of directors is authorized to allot shares as described above.

Certain restrictions set out in the Irish Takeover Rules may also impact on our ability to issue shares, see “—Anti-takeover Provisions—Shareholder Rights Plans and Share Issuances.”

Creation of Distributable Reserves

Under Irish law, dividends and distributions and, generally, share repurchases or redemptions may only be made from distributable reserves in our unconsolidated balance sheet prepared in accordance with the Irish Companies Acts. Generally, distributable reserves means the accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reductions. In addition, no distribution or dividend may be made unless net assets are equal to at least the called up share capital plus undistributable reserves and the distribution does not reduce net assets below such amount. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which accumulated unrealized profits (so far as not previously utilized by any capitalization), exceed accumulated unrealized losses (so far as not previously written off in a reduction or reorganization of capital). See “—Dividends” and “—Share Repurchases, Redemptions and Conversions.”

Immediately following the share-for-share exchange, our unconsolidated balance sheet did not contain any distributable reserves, and shareholders’ equity on our balance sheet was comprised entirely of share capital (equal to the aggregate nominal value of our shares issued pursuant to the share-for-share exchange and the ordinary shares subscribed for by the initial subscribers, which on completion of the share-for-share exchange converted to Euro Deferred shares) and share premium that resulted from the issuance of our shares to the existing shareholders of Midasplayer. The share premium that arose is equal to the sum of the subscription price for our shares that were subscribed for by the shareholders of Midasplayer in the share-for-share exchange less the nominal value of that share capital.

Following the completion of this offering, we will apply to the High Court of Ireland for a reduction in the share premium account, which is required for the creation of distributable reserves to be effective. We expect to obtain the Irish High Court approval in the second half of 2014.

Prior to the share-for-share exchange, our shareholders unanimously passed a resolution that creates distributable reserves after the completion of the offering and obtains the required Irish High Court approval by converting all, or substantially all, of our share premium arising out of the share-for-share exchange to distributable reserves.

Until the Irish High Court approval is obtained or distributable reserves are created as a result of our profitable operations, we will not have sufficient distributable reserves to pay dividends or to repurchase or redeem shares following the offering. In addition, although we are not aware of any reason why the Irish High Court will not approve the creation of our distributable reserves, this matter is solely within the discretion of the Irish High Court.

Share Repurchases, Redemptions and Conversions

Overview

Our Articles provide that any ordinary share we have agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by us may technically be effected as a redemption of those shares as described in “—Repurchases and Redemptions by King.” If our Articles did not contain such provision, repurchases by us would be subject to many of the same rules that apply to purchases of our shares by us or our subsidiaries described in “—Purchases by King and Our Subsidiaries,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Neither Irish law nor any of our constituent documents places limitations on the right of nonresident or foreign owners to vote or hold our ordinary shares. Except where otherwise noted, references elsewhere in this prospectus to repurchasing or buying back our ordinary shares, refer to the redemption of our ordinary shares by us or the purchase of our ordinary shares by one of our subsidiaries, in each case in accordance with our Articles and Irish law as described below.

Repurchases and Redemptions by King

Under Irish law, a company may issue redeemable shares and redeem them out of distributable profits (which are described in “—Dividends”) or the proceeds of a new issue of shares for that purpose. We may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be canceled or held in treasury. Based on the provision of our Articles described above, shareholder approval will not be required to redeem our shares. We may also be given an additional general authority to purchase our own shares on-market that would take effect on the same terms and be subject to the same conditions as those applicable to purchases by our subsidiaries as described below. Our board of directors will also be entitled to issue other classes or series of shares which may be redeemed at the option of us or the shareholder, depending on the terms of such shares. See “—Capital Structure—General.”

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. While we hold treasury shares, we cannot exercise any voting rights in respect of those shares. Treasury shares may be canceled by us or re-issued subject to certain conditions.

Purchases by King and Our Subsidiaries

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase our shares either as overseas market purchases or off-market purchases. A general authority of our shareholders by way of ordinary resolution at a general meeting is required to allow one of our subsidiaries to make overseas market purchases of our shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular overseas market purchase by a subsidiary of our shares is required. Following the completion of this offering, we and our subsidiaries will be authorized to make purchases of our ordinary shares in an aggregate amount equal to 20% of our issued share capital following the completion of this offering. This authorization will expire no later than 18 months after the effective date. We may elect to seek such general authority, which must expire no later than 18 months after the date on which it was granted, at our next annual general meeting and at subsequent annual general meetings.

In order for one of our subsidiaries to make an overseas market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” The New York Stock Exchange is specified as a recognized stock exchange for this purpose by Irish law.

For an off-market purchase by a subsidiary, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.

The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by a subsidiary must be funded out of distributable profits of the subsidiary.

Dividends

Under Irish law, dividends and other distributions may only be made from distributable profits. Distributable profits broadly means our accumulated realized profits less our accumulated realized losses on a standalone basis. As we are a public limited company in Ireland, no dividend or other distribution may be made unless our net assets are not less than the aggregate of our share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital and any other reserve which we are prohibited from distributing under specific legislation or under its memorandum and articles of association.

On February 19, 2014, we resolved to cancel our share premium account, by way of special resolution subject to the approval of the Irish High Court. It is expected that such a cancellation will convert our entire share premium account arising from the share-for-share exchange into distributable profits, subject to any restrictions that the Irish High Court might impose.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant accounts.” Our “relevant accounts” are either our last set of unconsolidated annual audited accounts as laid before our annual general meeting or unaudited “interim accounts” properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of our unconsolidated financial position either by way of Irish Companies Acts individual company accounts (Irish GAAP) or IFRS accounts. These “relevant accounts” must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Articles authorize our board of directors to declare such dividends as appear justified from our profits without the approval of the shareholders. The dividends can be declared and paid in the form of cash or non-cash assets, subject to applicable law. We may pay dividends in any currency but intend to do so in U.S. dollars. Our board of directors may deduct from any dividend or other moneys payable to any shareholder all sums of money, if any, due from the shareholder to us in respect of our shares.

Our board of directors is also authorized to issue shares in the future with preferred rights to participate in dividends that we may declare. The holders of such preference shares may, depending on their terms, rank senior to the holders of our ordinary shares with respect to dividend rights.

For information about the Irish tax considerations relating to dividend payments, see “Taxation—Taxation in Ireland.”

Bonus Shares

Under our Articles, the board of directors may resolve to capitalize any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under our Articles, we may, by ordinary resolution, divide any or all of our share capital into shares of smaller nominal value than its existing shares (often referred to as a share split) or consolidate any or all of our share capital into shares of larger nominal value than its existing shares (often referred to as a reverse share split).

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized but unissued share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce our issued share capital, any share premium account or capital redemption reserve fund.

General Meetings of Shareholders

Under the Irish Companies Acts, a public limited company must hold its first annual general meeting within 18 months of the date of incorporation. Thereafter, we are required under Irish law to hold an annual general meeting at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year end. Our Articles include a provision requiring annual general meetings to be held within such time periods as required by Irish law. Any annual general meeting may be held outside Ireland if an ordinary resolution so authorizing has been passed at the preceding annual general meeting. Subject to the requirements of Irish law and our Articles, general meetings may be conducted by the use of a conference telephone call or similar facility for the meeting.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual profit and loss account, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s fees (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office, subject to certain limited exceptions. As described in “—Corporate Governance—Directors: Term and Appointment,” our Articles provide that, at each annual general meeting, directors will be elected to fill the board seats of those directors whose terms expire at that annual general meeting. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring.

At any annual general meeting, only such business may be conducted as has been brought before the meeting (1) by or at the direction of our board of directors, (2) in certain circumstances, at the direction of the Irish High Court, (3) as required by law or (4) such business that the chairman of the meeting determines is properly within the scope of the meeting. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to our board of directors.

Our extraordinary general meetings may be convened (1) by our board of directors, (2) on requisition of the shareholders holding the number of our shares prescribed by the Irish Companies Acts (currently 10% of our paid-up share capital carrying voting rights), (3) in certain circumstances, on requisition of our auditors, or (4) in exceptional cases, by order of the Irish High Court.

Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required under Irish law or may be properly requisitioned by our shareholders from time to time. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting.

In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice of the meeting. The requisition notice can propose any business to be considered at the meeting. Under Irish law, upon receipt of this requisition notice, our board of directors has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If our board of directors does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than 50% of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by our board of directors.

If our board of directors becomes aware that our net assets are 50% or less of the amount of our called-up share capital, the board of directors must, not later than 28 days from the date that it learns of this fact, convene an extraordinary general meeting of our shareholders to be held not later than 56 days from such date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Subject to any shorter notice period permitted by the Irish Companies Acts, at least 21 days’ notice of any annual general meeting or general meeting at which a special resolution is proposed and 14 days in all other circumstances must be given to shareholders, each director and our auditors, under our Articles.

Quorum for Shareholder Meetings

Under our Articles, the presence, in person or by proxy, of at least two shareholders who hold, in the aggregate, at least 50% of the voting power of our outstanding shares constitutes a quorum for the conduct of any business at a general meeting. In the case of an adjournment of such general meeting, the presence, in person or by proxy, of one shareholder constitutes a quorum.

In the case of a meeting to vary the rights of any class or series of shares, discussed in “—Voting—Variation of Rights Attaching to a Class or Series of Shares,” our Articles provide that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing at least 50% of the voting power of our outstanding shares (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class.

Voting

Generally

Holders of our ordinary shares vote on all matters submitted to a vote of shareholders and are entitled to one vote per share.

A shareholder entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares held by such shareholder. A poll may be demanded by (1) the chairman of the meeting, (2) not fewer than three shareholders having the right to vote on the resolution; (3) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (4) any shareholder(s) holding our shares conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. If voting takes place on a poll, rather than a show of hands, every shareholder entitled to vote has one vote for each share held unless otherwise provided in our articles of association. Voting rights may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with our Articles.

In accordance with our Articles, our board of directors may from time to time cause us to issue preference or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares).

Treasury shares and our shares held by our subsidiaries will not entitle their holders to vote at general meetings of shareholders.

Except where a greater majority is required by Irish law or our Articles, any question proposed for consideration at any of our general meetings or of any class of shareholders will be decided by an ordinary resolution passed by a simple majority of the votes cast by shareholders entitled to vote at such meeting. Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by shareholders at a meeting of shareholders. Examples of matters requiring special resolutions include:

•	amending our objectives as contained in our Memorandum;

•	amending our Articles;

•	approving a change of our name;

•

authorizing the entry into a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction in favor of a director or connected person of a director (which generally includes a family member or business partner of the director and any entity controlled by the director);

•	opting out of pre-emption rights on the issuance of new shares;

•	our re-registration from a public limited company to a private company;

•	purchasing of our own shares off-market;

•	reduction of issued share capital;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes;

•	setting the re-issue price of treasury shares; and

•	mergers with companies incorporated in the European Economic Area, as described in “—Anti-takeover Provisions—Acquisitions.”

Action by Written Consent

Our Articles provide that anything which may be done by resolution at a general meeting may be done by resolution in writing, but only if it is signed by or on behalf of all of the shareholders who would be entitled to attend the relevant meeting and vote on the relevant resolution.

Variation of Rights Attaching to a Class or Series of Shares

Variation of any rights attached to any class or series of our issued shares (including our ordinary shares) must, in accordance with our Articles, be approved by (1) a resolution of the shareholders of the class or series affected, passed by the affirmative vote of the holders of 75% of the shares of that class or series voted at a meeting of that class or series or (2) the written consent of holders that represent 75% of the nominal value of the issued shares of that class or series. In the case of a meeting to vary the rights of any class or series of shares, Irish law provides that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing one-third in nominal value (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class. Every shareholder of the affected class or series will have one vote for each share of such class or series that he or she holds as of the record date for the meeting.

Record Dates

Our Articles provide that our board of directors may set the record date for the purposes of determining which shareholders are entitled to notice of, or to vote at, a general meeting and the record date must not occur before the date on which the board resolution fixing such record date is adopted. If no record date is fixed by the board of directors, the record date will be the date immediately preceding the date on which the notice of the meeting is mailed.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder of a New York Stock Exchange-listed company to put items on the agenda of an annual general meeting. Our Articles provide that shareholders that hold such number of shares as is prescribed by the Irish Companies Acts may requisition extraordinary general meetings and may nominate persons to be elected as directors at such extraordinary general meetings. Our Articles specify requirements for notices with respect to members’ business and director nominations at extraordinary general meetings.

Shareholders’ Suits

In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. A central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go unredressed. The cause of action may be against the director, another person or both.

A shareholder may also be permitted to bring proceedings against us in his or her own name where the shareholder’s rights as such have been infringed or where our affairs are being conducted, or the powers of the board of directors are being exercised, in a manner oppressive (connotes conduct that is burdensome, harsh or wrongful) to any shareholder or shareholders or in disregard of their interests as shareholders. This is an Irish statutory remedy under Section 205 of the Irish Companies Acts and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Holders of shares have certain rights under the Irish Companies Acts to inspect books and records, including the right to: (1) receive a copy of our Memorandum and Articles; (2) inspect and obtain copies of the minutes of general meetings of shareholders (including resolutions adopted at such meetings); (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (4) receive copies of the most recent balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive balance sheets of any of our subsidiary companies that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors also have the right to inspect all of our books and records. The auditors’ report must be circulated to the shareholders with our Financial Statements (as defined below) at least 21 days before the annual general meeting, and such report must be read to the shareholders at our annual general meeting. The Financial Statements referenced above mean our balance sheet, profit and loss account and, so far as they are not incorporated in the balance sheet or profit and loss account, any group accounts and the directors’ and auditors’ reports, together with any other document required by law to be annexed to the balance sheet.

Disclosure of Interests in Shares

Under the Irish Companies Acts, our shareholders must notify us if, as a result of a transaction, (1) the shareholder will be interested in 5% or more of our shares that carry voting rights or (2) the shareholder will cease to be interested in 5% or more of the our shares that carry voting rights. In addition, where a shareholder is interested in 5% or more of our relevant shares, the shareholder must notify us of any alteration of its interest that brings its total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to us within five business days of the event that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our shares held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to its shares reinstated.

In addition to the disclosure requirement described above, under the Irish Companies Acts, we may, by notice in writing, and must, on the requisition of shareholders holding 10% or more of our paid up capital carrying voting rights, require a person whom we know or have reasonable cause to believe is, or at any time during the three years immediately preceding the date on which such notice is issued, was, interested in shares comprised in our relevant share capital to (1) indicate whether or not it is the case and (2) where such person holds or has during that time held an interest in our shares, to give certain further information as may be required by us including particulars of such person or beneficial owner’s past or present interests in our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by us on a person who is or was interested in our shares and that person fails to give us any information required within the reasonable time specified, we may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

•	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of such shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in respect of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In the event that we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of one percent or more.

In addition, persons or groups (within the meaning of the Exchange Act) beneficially owning 5% or more of our ordinary shares must comply with the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights. In the event that we merge with another EU company under the European Communities (Cross-Border Mergers) Regulations 2008 (Cross-Border Regulations), (1) any of our shareholders who voted against the special resolution approving the merger or (2) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash. In the event of a takeover of our company by a third party in accordance with the Irish Takeover Rules and the Irish Companies Acts where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the bidder or non-tendering shareholder, may order.

Registration Rights

Certain holders of our ordinary shares are entitled to rights with respect to the registration of their shares following our initial public offering. For a description of these registration rights, see “Related Party Transactions—Registration Rights Agreement.”

Corporate Governance

Generally

Our Articles allocate authority over the management of our company to our board of directors. Our board of directors may then delegate management of our company to committees of the board of directors or such other persons as it thinks fit. Regardless of any delegation, our board of directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of our Company. Our board of directors may create new committees or change the responsibilities of existing committees from time to time. See “Management—Committees of the Board of Directors.”

Directors: Term and Appointment

Directors are elected or appointed at the annual general meeting or at any extraordinary general meeting called for that purpose. Each director is elected by the affirmative vote of a majority of the votes cast with respect to such director.

Our Articles provide that our board of directors is divided into three classes serving staggered three-year terms. Accordingly, the holders of a majority of the voting rights attaching to our ordinary shares will, as a practical matter, be entitled to control the election of all directors. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring. Any nominee for director who does not receive a majority of the votes cast is not elected to the board of directors.

Under our Articles, our board of directors has the authority to appoint directors to our board of directors, either to fill a vacancy or as an additional director. A vacancy on our board of directors created by the removal of a director may be filled by an ordinary resolution of the shareholders and, in the absence of such election or appointment, the remaining directors may fill the vacancy. Our board of directors may fill a vacancy by an affirmative vote of a majority of the directors constituting a quorum. If there is an insufficient number of directors to constitute a quorum, the board of directors may nonetheless act to fill such vacancies or call a general meeting of the shareholders. Under our Articles, if our board of directors fills a vacancy, the director’s term expires at the same time as the term of the other directors of the class of directors to which the new director is appointed. If there is an appointment to fill a casual vacancy or an addition to our board of directors, the total number of directors shall not at any time exceed the number of directors from time to time fixed by our board of directors in accordance with the Articles.

Removal of Directors

The Irish Companies Acts provide that, notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, provided that notice of any such resolution be given to the shareholders not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment agreement) that the director may have against us in respect of his or her removal.

Directors’ Duties

Our directors have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of our company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable to sanctions where they are deemed by the court to have carried on our business while insolvent, without due regard to the interests of creditors). For public limited companies like us, directors are under a specific duty to ensure that the corporate secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Irish law and our Articles provide that (1) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (2) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (3) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the board of directors in respect of such a contract, and such a contract will not be voidable solely as a result, provided the contract has been approved by a majority of the disinterested directors.

Indemnification of Directors and Officers; Insurance

To the fullest extent permitted by Irish law, our Articles confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability where the director or corporate secretary is acquitted, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our Articles also contain indemnification and expense advancement provisions for certain persons. We are permitted under our Articles and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. We intend to purchase directors’ and officers’ liability insurance in connection with this offering.

Additionally, through our wholly-owned subsidiary, King.com Inc., we intend to enter into agreements to indemnify our directors to the maximum extent allowed under Delaware law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

Directors’ Borrowing Powers

The directors may exercise all the powers of our company to borrow or raise money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof, and subject to the Irish Companies Acts to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of ours or of any third party, without any limitation as to amount.

Duration; Dissolution; Rights upon Liquidation

Our duration will be unlimited. We may be dissolved at any time by way of either a shareholder’s voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholder’s voluntary winding up, we must be solvent and a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Director of Corporate Enforcement in Ireland where the affairs of our company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that we should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Articles or the terms of any shares issued by the board of directors from time to time. If our Articles and terms of issue of the shares contain no specific provisions in respect of a dissolution or winding up then, subject to the shareholder priorities and the rights of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our Articles provide that our ordinary shareholders shall be entitled to participate in a winding up, and the method by which the property will be divided shall be determined by the liquidator, subject to a special resolution of the shareholders, but such rights of ordinary shareholders to participate may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

No Share Certificates

We do not intend to issue share certificates unless (1) certificates are required by law, any stock exchange, a recognized depository, any operator of any clearance or settlement system, or the terms of issue of any class or series of our shares or (2) a holder of our shares applies for share certificates evidencing ownership of our shares.

No Sinking Fund

Our ordinary shares will have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in this offering will be duly and validly issued pursuant to this offering, will be issued as fully paid up and will be non-assessable.

Transfer and Registration of Shares

Our share register will be maintained by our transfer agent. Registration in this share register will be determinative of membership in us. Any of our shareholders who hold shares beneficially will not be the holder of record of such shares. Instead, the depository (e.g., Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who will also hold such shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the holder of record of such shares.

A written instrument of transfer will be required under Irish law in order to register on our official share register any transfer of shares (1) from a person who holds such shares directly to any other person (2) from a person who holds such shares beneficially to a person who holds such shares directly, or (3) from a person who holds such shares beneficially to another person who also will hold such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also will be required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Accordingly, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

Our Articles provide that, subject to the Irish Companies Acts, we may, in our absolute discretion, pay (or procure the payment of by one of our subsidiaries) any Irish stamp duty, which is the legal obligation of a buyer. In the event of any such payment, we are (on our own behalf or on behalf of any subsidiary) entitled to (i) seek reimbursement from the buyer or seller in our sole discretion, (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller in our sole discretion, and (iii) claim a lien against the shares on which we have paid stamp duty. Our lien shall extend to all dividends paid on those shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless we notify one or both of such parties.

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to our transfer agent. We do not intend to pay any stamp duty on behalf of any buyer of our capital stock. See “Taxation—Taxation in Ireland.”

Our Articles grant our board of directors general discretion, without giving a reason, to decline to register any transfer of shares that is not fully paid. In addition, our board of directors may decline to register a transfer of shares unless a registration statement under the Securities Act is in effect with respect to the transfer or the transfer is exempt from registration. Furthermore, our Articles delegate to our Secretary the authority to execute an instrument of transfer on behalf of a transferring party.

The registration of transfers may be suspended at such times and for such periods, not exceeding 30 days in any year, as our board of directors may from time to time determine (except as may be required by law).

Anti-takeover Provisions

Shareholder Rights Plans and Share Issuances

Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law.

Our Articles allow our board of directors to adopt any shareholder rights plan upon such terms and conditions as the board of directors deems expedient and in the best interest of our company, subject to applicable law, including the Irish Takeover Rules and Substantial Acquisition Rules described below and the requirement for shareholder authorization for the issue of shares described above.

Subject to the Irish Takeover Rules described below, our board of directors also has the power to issue any of our authorized and unissued shares on such terms and conditions as it may determine to be in our best interest. It is possible that the terms and conditions of any issue of shares could discourage a takeover or other transaction that holders of some or a majority of our ordinary shares might believe to be in their best interest or in which holders of our ordinary shares might receive a premium for their shares over the then-market price of the shares.

In carrying out any of these actions, our board of directors must act in what they believe to be the best interests of our company. Our board of directors is prohibited from taking actions which would be likely to frustrate an offer for our company.

Irish Competition Law

Under Irish competition legislation, the Irish Competition Authority must be notified of a merger or acquisition if the transaction meets certain criteria under the relevant legislation. Failure to properly notify the Irish Competition Authority of such merger or acquisition will result in the voiding of the transaction, as well as the potential imposition of fines. A merger or acquisition that does not meet the criteria under the relevant legislation but which may give rise to competition concerns, though not legally required, may be voluntarily reported to the Irish Competition Authority in order to seek legal comfort that the merger or acquisition is not anti-competitive.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

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a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% or more in value of the shareholders present and voting in person or by proxy at a meeting called to approved the scheme, in each case at the relevant meeting or meetings of such class or series. A scheme of arrangement, if authorized by the shareholders of each participating class or series and the court, is binding on all of the shareholders of each participating class or series. Shares held by the acquiring party are not excluded from the tally of a vote on the scheme, but such shares may be considered to belong to a separate class for the purposes of approving the scheme, in which case the acquiring party’s shares would not be voted for the purposes of the separate class approval required from the remaining, non-acquiring shareholders;

•

through a tender or takeover offer by a third party in accordance with the Irish Takeover Rules and the Irish Companies Acts for all of our shares. Where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares in our company, the remaining shareholders in that class may also be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the bidder or non-tendering shareholder, may order. If our shares were listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this 80% squeeze out threshold would be increased to 90%; and

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subject to the approval of the Irish High Court, by way of a merger with an EU-incorporated company under the Cross-Border Regulations, which implement the EU Cross Border Merger Directive 2005/56 in Ireland. Such a merger must be approved by a special resolution. In the event that we merge with another EU company, under the Cross-Border Regulations and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value. See “—Appraisal Rights.”

The approval of our board of directors is required, and the approval of shareholders may be required, for a sale, lease or exchange of all or substantially all of our assets, except that any transaction between us and one of our directors or a person or entity connected to such a director may require shareholder approval. Shareholder approval may be required during or after such period if we propose to take any frustrating action.

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% of more of the voting rights in our company will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below. Takeovers by means of a scheme of arrangement are also generally subject to these regulations.

General Principles. The Irish Takeover Rules are based on the following General Principles that will apply to any transaction regulated by the Irish Takeover Panel:

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in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

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the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer. If our board of directors of the target company advises the holders of the securities with respect to the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	the board of a target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•	false markets in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that it can fulfill in full the consideration offered;

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a target company may not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

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a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Offer. Under certain circumstances, a person who acquires shares in us may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in us at a price not less than the highest price paid for the shares by the acquirer or (any parties acting in concert with the acquirer) during the previous 12 months. This mandatory offer requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in us, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in us would also trigger the mandatory offer requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements when purchasing additional securities.

Following the listing of our ordinary shares on the New York Stock Exchange, under the Irish Takeover Rules, certain separate concert parties (including, among others, our shareholder Apax WW Nominees Ltd. and its affiliates and all of the members of our board of directors) will be presumed to be acting in concert. The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements. Following the listing of our ordinary shares on the New York Stock Exchange, we may consult with the Irish Takeover Panel in respect of the application of this presumption and the restrictions on the ability to acquire further securities.

Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements. If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must be no less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares (1) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total of our ordinary shares or (2) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (1), the 12-month period prior to the commencement of the offer period and, in the case of (2), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total of our ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of an offer or proposed offer.

Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights in our shares. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights in our shares is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights in our shares and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of certain other acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action. Under the Irish Takeover Rules, our board of directors is not permitted to take any action that might frustrate an offer for our shares during the course of an offer or at any earlier time at which the board of directors has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (1) the issue of shares, options or convertible securities, (2) material disposals, (3) entering into contracts other than in the ordinary course of business or (4) any action, other than seeking alternative offers, which may result in the frustration of an offer, are prohibited during the course of an offer or at any time during which the board of directors has reason to believe that an offer is or may be imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by our shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel, where:

(i)	the Irish Takeover Panel is satisfied that the action would not constitute frustrating action;

(ii)	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	the action is in accordance with a contract entered into prior to the announcement of the offer (or prior to a time at which the board of directors has reason to believe that an offer is or may be imminent); or

(iv)	the decision to take such action was made before the announcement of the offer (or prior to a time at which the board of directors has reason to believe that an offer is or may be imminent) and has been either at least partially implemented or is in the ordinary course of business.

Insider Dealing. The Irish Takeover Rules also provide that no person, other than the bidder, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of our company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (1) the announcement of such offer or approach or (2) the termination of discussions relating to such offer, whichever is earlier.

Certain other provisions of Irish law or our Memorandum and Articles may be considered to have an anti-takeover effects, including those described in “—Pre-emption Rights, Share Warrants and Share Options,” “—Voting” and “—Corporate Governance.”

History of Security Issuances

The following is a summary of our securities issuances during the past three years:

D1 Ordinary Share Issuances

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From March 12, 2011 through March 12, 2014, we granted to our directors, officers, employees, consultants and other service providers share options to purchase an aggregate of 32,583,408 D1 ordinary shares with a per share weighted-average exercise price of $10.22.

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From March 12, 2011 through March 12, 2014, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 325,000 D1 ordinary shares at a per share purchase price of $0.00008 pursuant to exercises of share options.

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From March 12, 2011 through March 12, 2014, we granted to our directors, officers, employees, consultants and other service providers shadow options to purchase an aggregate of 223,750 ordinary shares all with a per share exercise price of $0.00008.

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From March 12, 2011 through March 12, 2014, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 14,301,788 D1 ordinary shares at a per share weighted-average purchase price of $0.15 pursuant to purchases of restricted shares.

D2 Ordinary Share Issuances

•	On December 6, 2011 and December 30, 2011, we issued an aggregate of 15,321,368 D2 ordinary shares at a per share purchase price of $0.00008 to three of our directors and executive officers.

D3 Ordinary Share Issuances

•	On January 31, 2014, we issued to our directors, officers and employees an aggregate of 10,855,580 D3 ordinary shares at a per share weighted-average purchase price of $0.28.

E Ordinary Share Issuances

•	On December 6, 2011, we issued 17,227,880 E ordinary shares at a per share purchase price of $0.00008 to an executive officer. These shares were subsequently repurchased by us in January 2014.

Deferred Shares

•	On November 15, 2013, we issued 503,355,703 deferred shares at a per share purchase price of $0.00008 to an executive officer.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of ordinary shares will be available for sale shortly following the completion of this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of December 31, 2013, upon the completion of this offering, 314,932,321 ordinary shares will be outstanding. The total number of ordinary shares to be outstanding also assumes no exercise of the underwriters’ option to purchase additional ordinary shares and no other exercises of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable. Of the remaining shares, upon the expiration of the lock-up agreements described below, 59,963,105 shares held by non-affiliates will be freely tradeable in the public market under Rule 144 under the Securities Act (Rule 144) or Regulation S under the Securities Act (Regulation S) and the 232,769,216 shares held by affiliates will be freely tradeable by affiliates under Rule 144, subject to volume and manner of sale limitations described below, or under Regulation S, except that some shares issued under our existing share incentive arrangements may not be sold until the shareholder completes the applicable vesting period.

The remaining ordinary shares outstanding following the completion of this offering are subject to lock-up agreements with us or the underwriters as described below. Following the expiration of the lock-up period, these shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 or Regulation S promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately 3,149,323 shares immediately following the completion of this offering, or the average weekly trading volume of our shares on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act may also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

Our directors and executive officers and substantially all of holders of our ordinary shares and securities convertible into or exchangeable for our ordinary shares have entered into or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, subject to certain limited exceptions, each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, (1) offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares. As a result, 292,732,321 ordinary shares will become eligible for sale upon the expiration of the 180-day lock-up period, subject to the volume restrictions of Rule 144 in the case of affiliates and vesting restrictions. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, at any time release all or any portion of the shares from the restrictions in the lock-up agreements. For additional information on these arrangements, see “Underwriting.”

TAXATION

Taxation in Ireland

Scope of Discussion

The following is a general summary of the material Irish tax considerations applicable to certain investors who are the owners of our ordinary shares and is the opinion of William Fry insofar as it relates to legal conclusions with respect to matters of Irish tax law. It is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners on the date of this prospectus. Legislative, administrative or judicial changes may modify the tax consequences described below, possibly with retrospective effect.

The following general summary does not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our ordinary shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our shares.

Tax on Chargeable Gains

A disposal of our ordinary shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade carried on by such shareholder through a branch or agency in Ireland.

A disposal of our shares by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.

A holder of our ordinary shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Dividend Withholding Tax

DWT (currently at a rate of 20%) may arise in respect of dividends or distributions from an Irish resident company unless an exemption applies. For DWT purposes dividends and distributions includes cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. Where DWT does arise in respect of dividends, we are responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish tax resident shareholder should not be subject to DWT if the shareholder is:

•	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

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a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

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a corporate shareholder that is not resident for tax purposes in Ireland, that is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory;” and that is not controlled, directly or indirectly, by persons who are not resident in a “relevant territory”;

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a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

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a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided that, in all cases noted above (but subject to “—U.S. Resident Shareholders” below), the shareholder has provided a relevant Irish DWT declaration form to his or her broker at least seven business days before the record date for the dividend (in the case of shares held through DTC), and the relevant information is further transmitted to us (in the case of shares held through DTC) or to our transfer agent (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below.

Albania	Croatia	Hungary	Malaysia	Portugal	Switzerland

Armenia	Cyprus	Iceland	Malta	Qatar	Thailand

Australia	Czech Republic	India	Mexico	Romania	Turkey

Austria	Denmark	Israel	Moldova	Russia	Ukraine

Bahrain	Egypt	Italy	Montenegro	Saudi Arabia	United Arab Emirates

Belarus	Estonia	Japan	Morocco	Serbia	United Kingdom

Belgium	Finland	Republic of Korea	Netherlands	Singapore	United States of America

Bosnia & Herzegovina	France	Kuwait	New Zealand	Slovak Republic	Uzbekistan

Bulgaria	Georgia	Latvia	Norway	Slovenia	Vietnam

Canada	Germany	Lithuania	Pakistan	South Africa	Zambia

Chile	Greece	Luxembourg	Panama	Spain

China	Hong Kong	Macedonia	Poland	Sweden

Prior to paying any dividend, we will put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC.

With regard to shareholders (other than U.S. resident shareholders who hold their shares through DTC) who held shares in Midasplayer International Holding Company p.l.c. prior to the share-for-share exchange and who are resident in a relevant territory, the Irish Revenue Commissioners have confirmed that they will be given one year from the date of the share-for-share exchange to provide the relevant Irish DWT declaration form or, in the case of U.S. resident shareholders who hold their shares outside DTC, to provide a valid IRS Form 6166. The payment of dividends to these shareholders may be made without deduction of DWT during this transitional one year period.

U.S. Resident Shareholders

The Irish Revenue Commissioners have confirmed that dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held outside of DTC will not be subject to DWT provided that the shareholder has provided a valid IRS Form 6166 to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. However, with regard to U.S. resident shareholders who hold their shares outside DTC and who held shares in Midasplayer International Holding Company p.l.c. prior to the share-for-share exchange, the Irish Revenue Commissioners have confirmed that they will be given one year from the date of the share-for-share exchange to provide a valid IRS Form 6166. The payment of dividends to these shareholders may be made without deduction of DWT during this transitional one-year period.

If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Residents of “Relevant Territories” other than the United States

Shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their shares) must satisfy the conditions of one of the exemptions referred to above including the requirement to complete the appropriate Irish DWT declaration form in order to receive dividends without suffering DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our transfer agent as soon as possible.

If a shareholder who is resident in a “relevant territory” receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Irish Resident Shareholders

Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company unless an exemption applies.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisor.

Other Persons

Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT, provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration remains valid.

If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Income Tax on Dividends

Non-Irish Resident Shareholders

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preference shares.

Capital Acquisitions Tax

A gift or inheritance of our shares could attract a charge to Irish capital acquisitions tax (CAT) being gift tax or inheritance tax. A gift or inheritance of our shares (including where such shares are held in DTC) could attract a charge to CAT regardless of the place of residence, ordinary residence or domicile of the deceased or donor of the shares (collectively referred to as the “donor”) or the successor or donee of the shares (collectively referred to as the “donee”). This is because a charge to CAT can arise on a gift or inheritance which comprises of property situated in Ireland. Our shares are regarded as property situated in Ireland because our share register must be held in Ireland. The person who receives the gift or inheritance is the person who is accountable for any CAT that arises. However there are certain circumstances where another person such as an agent or personal representative may become accountable for the CAT.

The rate of CAT is currently 33% and is payable if the taxable value of the gift or inheritance exceeds certain thresholds, referred to as “group thresholds.” CAT is applied on the excess over the threshold amount. The appropriate threshold amount depends upon the relationship between the donor and the donee of the shares and also the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. For example, in 2013 a child is entitled to a tax-free threshold of €225,000 on a gift or inheritance from a parent, but all gifts or inheritances within the charge to tax in Ireland taken from donors within the same group threshold since December 5, 1991 are taken into account. A gift or inheritance received from a spouse is exempt from CAT. Gifts or inheritances taken by charities may be exempt where they have been or will be applied for purposes which would be considered public or charitable under Irish law. There is also a “small gift exemption” whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year is exempt from tax and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

There is a double tax agreement for gift and inheritance tax with the United Kingdom and for inheritance tax only with the United States. However, although these double tax agreements exist, they can be limited in their application. Under these agreements, U.K. or U.S. residents may, in certain cases, obtain relief from double taxation to CAT and their own country’s taxes. Otherwise, unilateral relief from double taxation may apply in certain circumstances.

Stamp Duty

Irish stamp duty typically arises on the transfer of shares in an Irish incorporated company, subject to certain exceptions. Irish stamp duty is currently 1% of the higher of the price paid or the market value of the shares acquired.

Shares Held Through DTC

The Irish Revenue Commissioners have confirmed that a transfer of our shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty.

Shares Transferred into DTC

A shareholder may transfer our ordinary shares into DTC without giving rise to Irish stamp duty, so long as there is no change in the ultimate beneficial ownership of the ordinary shares as a result of the transfer and the transfer into DTC is not on a sale or in contemplation of a sale.

The Irish Revenue Commissioners have confirmed that a shareholder may transfer our shares into DTC without giving rise to Irish stamp duty so long as the transfer into DTC is not on a sale and there is no agreement in place for the sale of those shares.

Shares Transferred out of DTC

A shareholder may transfer our shares out of DTC without giving rise to Irish stamp duty so long as:

•	there is no change in the ultimate beneficial ownership of the shares as a result of the transfer; and

•	the transfer out of DTC is not on a sale or in contemplation of a sale.

Shares Held Outside of DTC

A transfer of our shares where any of the parties to the transfer hold the shares outside of DTC, may be subject to Irish stamp duty. The transferee of the shares is typically the person that is liable to pay stamp duty.

Due to the potential Irish stamp duty on transfers of our shares, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

DTC Eligibility

In order for DTC, Cede & Co. and National Securities Clearing Corporation, or NSCC, which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and registered in the name of Cede & Co., which entities are referred to collectively as the DTC Parties, to agree to provide services with respect to our ordinary shares, the company has concluded a composition agreement with the Revenue Commissioners of Ireland under which inter alia we have assumed any obligation of paying the liability for any Irish stamp duty with respect to our shares, on (a) transfers or deemed transfers of our shares to DTC (including transfers or deemed transfers of our shares to Cede & Co. as nominee for DTC), (b) transfers or deemed transfers of our shares from DTC (including transfers or deemed transfers of our shares from Cede & Co. as nominee for DTC) where those instruments operate as a voluntary disposition and have not already been duly stamped by the transferee within the appropriate statutory time limit, and (c) transfers or deemed transfers of our shares created by us and to the extent that such transfer had it been created by any person other than us would have fallen within the provisions of either (a) or (b), and the company has received confirmation from the Revenue Commissioners of Ireland that while such composition agreement remains in force, the DTC Parties shall have no liability whatsoever to report, collect, remit or pay any stamp duty in respect of any transactions in our shares

In addition, to assure the DTC Parties that they will not be liable for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares under any circumstances (including as a result of a change in applicable law), and to make other provisions with respect to our ordinary shares required by the DTC Parties, we and our transfer agent will enter into a Special Eligibility Agreement for Securities, with DTC, Cede & Co. and NSCC, or the DTC Eligibility Agreement.

The DTC Eligibility Agreement will provide for certain indemnities of the DTC Parties by us and our transfer agent (as to which we have agreed to indemnify our transfer agent) and also that any of the DTC Parties may take any restrictive measures with respect to our ordinary shares as the DTC Rules or the NSCC Rules (as applicable) provide without any liability on the part of any of the DTC Parties (except in the case of gross negligence or wilful misconduct on the part of any of the DTC Parties). The DTC Eligibility Agreement also will provide that DTC, in its sole discretion, may impose a global lock on our ordinary shares, otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion, exclude our ordinary shares from its continuous net settlement service or any other service, and any of the DTC Parties may take other restrictive measures with respect to our ordinary shares as it may deem necessary and appropriate, without any liability on the part of any of the DTC Parties (except in the case of gross negligence or wilful misconduct on the part of any of the DTC Parties), if at any time a DTC Party determines, in its sole discretion acting in good faith, that to continue to hold or process transactions in our ordinary shares might give rise to a liability for tax relating to or in respect of our ordinary shares on the part of any of the DTC Parties.

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following general summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares and is the opinion of Fenwick & West LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. It does not purport to be a comprehensive discussion of all of the tax considerations that may be relevant to a decision to purchase our ordinary shares.

This summary addresses only the U.S. federal income tax considerations for U.S. Holders that acquire our ordinary shares at their original issuance and hold the ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in our ordinary shares. This summary does not address tax considerations applicable to a holder of our ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	dealers in securities or currencies;

•	financial institutions;

•	S corporations;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	insurance companies;

•	persons holding ordinary shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons that own, directly, indirectly or as a result of certain constructive ownership rules, ordinary shares representing 10% or more of the total combined voting power of all classes of our stock;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	persons that received our shares as compensation for services;

•	U.S. Holders whose “functional currency” is not the U.S. dollar; or

•	U.S. tax expatriates and certain former citizens and long-term residents of the United States.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (Code), the U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as currently in effect as of the date hereof, and all subject to differing interpretations or change, possibly on a retroactive basis. This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein. No ruling has been or will be sought from the U.S. Internal Revenue Service (IRS), with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership and disposition of our ordinary shares, or that any such contrary position will not be sustained by a court.

For purposes of this summary, a “U.S. Holder” means a holder of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. U.S. Holders of our ordinary shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Taxation of Distributions on Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distribution (including amounts, if any, withheld in respect of Irish withholding tax) actually or constructively received by a U.S. Holder with respect to our ordinary shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits ordinarily would be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such ordinary shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our ordinary shares), and then as gain from the sale or exchange of such ordinary shares. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles, and, in the event we make distributions to holders of our ordinary shares, we do not intend to determine the portion of any distribution that constitutes a dividend for U.S. federal income tax purposes. As a result, U.S. Holders may be required to treat the entire distribution as a taxable dividend, even if some or all of the distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders, which may be relevant in calculating any foreign tax credit limitation. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits.

For U.S. Holders who are individuals, estates or trusts, dividends received with respect to our ordinary shares will generally be considered qualified dividend income, subject to U.S. federal income tax at a maximum rate of 20%, provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied.

A “qualified foreign corporation” includes a foreign corporation that is not a PFIC (as defined in “—Passive Foreign Investment Company”) in the year of the distribution or in the prior tax year and that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. An Irish resident company that is publicly traded on a recognized U.S. stock exchange is eligible for the benefits of the U.S. income tax treaty with Ireland. The IRS has published guidance stating that the U.S. income tax treaty with Ireland contains an exchange of information provision and is satisfactory for purposes of the legislation. Thus, based on current law and applicable administrative guidance, dividends paid on our ordinary shares will be eligible for treatment as qualified dividend income, provided that we are not a PFIC, and the holding period and other requirements are satisfied.

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including dividends.

Distributions to U.S. Holders that are corporations generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Taxation of Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Upon the sale, exchange or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s tax basis in the ordinary share. The amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the amount of cash received plus the fair market value of any property received. The U.S. Holder’s amount realized and tax basis will be measured in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” below, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares transferred exceeds one year on the date of the sale or disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including capital gains.

Passive Foreign Investment Company

A foreign corporation is a passive foreign investment company (PFIC), within the meaning of Section 1297 of the Code if, during any taxable year, (1) 75% or more of its gross income consists of certain types of passive income or (2) the average quarterly value (or basis in certain cases) of its passive assets (generally assets that generate passive income) is 50% or more of the average quarterly value (or basis in certain cases) of all of its assets. In arriving at this calculation, we will be treated as holding directly our proportionate share of the assets, and receiving directly our proportionate share of income of any corporation in which we own, directly or indirectly, at least a 25% interest measured by value. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, subject to certain exceptions.

Based on our estimated gross income, the average value of our gross assets, and the nature of our businesses, we do not believe that we will be a PFIC for the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income), we could potentially become a PFIC.

If we were classified as a PFIC in any year with respect to which a U.S. Holder owns ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

If we were treated as a PFIC for any taxable year during which a taxable U.S. Holder held our ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeded 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution (referred to as excess distribution) would be subject to taxation in the same manner as gain, described immediately above.

Certain elections may be available that would result in alternative treatments of the ordinary shares. However, we do not expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make one type of election, a “qualified electing fund.” In addition, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. U.S. Holders are advised to consult with their own tax advisors regarding the details of the PFIC rules and any elections that may be available.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments with respect to ordinary shares paid to certain U.S. Holders. Backup withholding, currently at a 28% rate, also may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished by such U.S. Holder to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Certain U.S. Holders holding specified foreign financial assets, including our ordinary shares, with an aggregate value in excess of the applicable U.S. dollar threshold are, subject to certain exceptions, required to report information relating to our ordinary shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax returns, for each year in which they hold our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our ordinary shares.

UNDERWRITING

We and the selling shareholders are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. Barclays Capital Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are also acting as joint book-running managers of the offering. We and the selling shareholders expect to enter into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
BMO Capital Markets Corp.
Cowen and Company, LLC
Pacific Crest Securities LLC
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Wedbush Securities Inc.
Raine Securities LLC

Total	22,200,000

The underwriters will be committed to purchase all the ordinary shares offered by us and the selling shareholders if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the ordinary shares offered in this offering.

The underwriters will have an option to buy up to 3,330,000 additional ordinary shares from the selling shareholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per ordinary share less the amount paid by the underwriters to us and the selling shareholders per ordinary share. The underwriting discounts and commissions are $         per share. The following table shows the per share and total underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Exercise of Option to Purchase Additional Shares	With Exercise of Option to Purchase Additional Shares	Without Exercise of Option to Purchase Additional Shares	With Exercise of Option to Purchase Additional Shares
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$

We estimate that the total expenses of this offering will be approximately $11 million, which includes an amount not to exceed $40,000 that we have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (FINRA) related expenses incurred by them in connection with this offering. See “Expenses Related to this Offering.” We have recognized approximately $7 million of such expenses related to this offering as of December 31, 2013. The underwriters have agreed to reimburse us for certain offering-related expenses.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 180 days after the date of this prospectus, we will agree that we will not, subject to certain limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC. This restriction is subject to limited exceptions that are specified in the underwriting agreement.

Our directors and executive officers and holders of our ordinary shares and securities convertible into or exchangeable for our ordinary shares, including all of the selling shareholders, have entered into or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, subject to certain limited exceptions, each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, (1) offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares. These lock-up restrictions are subject to limited exceptions that are specified in the lock-up agreements.

We and the selling shareholders will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have been authorized to list our ordinary shares for trading on the New York Stock Exchange under the symbol “KING.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of shares of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations among us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling shareholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010. The

address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, New York 10019. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York, 10005. The address of RBC Capital Markets, LLC is Three World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received or will receive customary fees and commissions. For example, certain entities affiliated with each of our bookrunner underwriters are lenders under our ABL Credit Facility. For a further description of the ABL Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Credit Facility.” In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pursuant to an engagement agreement, we engaged Solebury Capital LLC (Solebury), a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of 3% of the total underwriting discounts and commissions as set forth on the cover page of the final prospectus for this offering, plus an incentive fee of up to $50,000 payable at our sole discretion. We also agreed to reimburse Solebury for reasonable and documented out-of-pocket expenses up to a maximum of $25,000 and have provided indemnification of Solebury pursuant to the engagement agreement.

Solebury’s services include advice with respect to selection of underwriters for this offering, deal structure, fees and economics, modeling metrics and presentations and investor marketing. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of our ordinary shares in this offering or otherwise participate in any such undertaking.

Pursuant to an engagement agreement, we engaged Oppenheimer Europe Limited (Oppenheimer), which is authorized and regulated by the Financial Conduct Authority, a member of the London Stock Exchange and an affiliate of a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering to Apax Partners LLP, an advisor to our largest shareholders. We agreed to pay Oppenheimer on behalf of Apax Partners, only upon successful completion of this offering, a fee of 1% of the total underwriting discounts and commissions as set forth on the cover page of the final prospectus for this offering. We also agreed to provide indemnification to Oppenheimer pursuant to the engagement letter.

Oppenheimer is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Oppenheimer will not underwrite or purchase any of our ordinary shares in this offering or otherwise participate in any such undertaking. Notwithstanding that it is not an underwriter in this offering, Oppenheimer has agreed to restrict the activities of its research analysts following this offering as if it were otherwise participating as an underwriter.

Distribution Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom; (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order; or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (Relevant Member State), from and including the date on which the EU Prospectus Directive (EU Prospectus Directive), is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.  32, Laws of Hong

Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.  571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.  32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

Switzerland

This document, as well as any other material relating to our ordinary shares, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

ENFORCEMENT OF CIVIL LIABILITIES

We have been advised by our Irish counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before a foreign judgment will be deemed to be enforceable in Ireland:

•	the judgment must be for a definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. While Irish law is unsettled in certain limited circumstances, should a claim be issued against us in the Irish courts for breaches of U.S. securities laws, the Irish courts are likely to accept jurisdiction and hear whether such breaches occurred because we are incorporated in Ireland.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering (which expenses include approximately $7 million of offering expenses that were already recognized as of December 31, 2013). All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee	$78,919
FINRA filing fee	92,408
New York Stock Exchange initial listing fee	25,000
Printing and engraving	1,000,000
Legal fees and expenses	3,900,000
Accounting fees and expenses	5,600,000
Transfer agent and registrar fees	300,000
Miscellaneous	403,673

Total	$11,400,000

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Fenwick & West LLP, Mountain View, California. Certain legal matters with respect to Irish law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by William Fry, Dublin, Ireland. Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, D.C.

EXPERTS

The consolidated financial statements of King Digital Entertainment plc as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales. The current address of PricewaterhouseCoopers LLP is 1 Embankment Place, London, United Kingdom WC2N 6RH.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC for each of the first three quarters of our fiscal year and to file our annual report on Form 20-F after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our consolidated financial statements will be prepared in IFRS and certified by an independent public accounting firm. We also maintain a website at www.king.com. Information contained in or accessible through, our website is not a part of this prospectus.

KING DIGITAL ENTERTAINMENT PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:

King Digital Entertainment plc

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows present fairly, in all material respects, the financial position of King Digital Entertainment plc and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We draw attention to Note 1 of the consolidated financial statements which describes the corporate reorganization by way of a share-for-share exchange.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

February 18, 2014, except for the effects of the corporate reorganization by way of a share-for-share exchange described in Note 1, as to which the date is March 25, 2014.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in US$ thousands, except per share data)

		Year Ended December 31,
	Notes	2011	2012	2013
Revenue	6	$63,901	$164,412	$1,884,301
Costs and expenses
Cost of revenue		25,915	54,713	584,358
Research and development		12,373	28,600	110,502
Sales and marketing		18,402	55,188	376,898
General and administrative		7,958	14,846	96,537

Total costs and expenses	7	64,648	153,347	1,168,295

Net finance income (costs)		49	52	(1,731)
Profit (loss) before tax		(698)	11,117	714,275

Tax expense	9	617	3,272	146,681

Profit (loss)		$(1,315)	$7,845	$567,594

Earnings (loss) per share attributable to the equity holders of the Company during the year
Basic earnings (loss) per share	10	$(0.00)	$0.03	$1.86

Diluted earnings (loss) per share	10	$(0.00)	$0.02	$1.75

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in US$ thousands)

	Year Ended December 31,
	2011	2012	2013
Profit (loss) for the year	$(1,315)	$7,845	$567,594

Other comprehensive income:
Items that may be subsequently reclassified to profit (loss)
Exchange difference on translation of foreign subsidiaries, net of tax $0	(257)	1,242	4,062

Total comprehensive income (loss) for the year	$(1,572)	$9,087	$571,656

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in US$ thousands)

		December 31,		Pro Forma at December 31,
	Notes	2012	2013	2013 (unaudited)
Assets
Current assets
Cash and cash equivalents	11	$27,912	$408,695	$191,580
Trade and other receivables	12	33,401	216,881	216,881
Income tax receivable		—	1,379	1,379

Total current assets		61,313	626,955	409,840
Non current assets
Intangible assets, net	13	3,836	9,239	9,239
Property, plant and equipment, net	14	2,977	14,258	14,258
Deferred tax assets	15	5,689	47,440	47,440
Income tax receivable		1,347	103,534	103,534
Other deposits		61	5,437	5,437

Total non current assets		13,910	179,908	179,908

Total assets		$75,223	$806,863	$589,748

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	16	31,948	172,107	172,107
Deferred revenue		5,681	10,942	10,942
Income tax liabilities		2,050	118,728	118,728
Provision for other liabilities	17	—	15,513	15,513

Total current liabilities		39,679	317,290	317,290
Non current liabilities
Deferred tax liabilities	15	271	17	17
Other non current liabilities		172	—	—
Income tax liabilities		1,570	120,903	120,903
Provision for other liabilities	17	—	1,266	1,266

Total non current liabilities		2,013	122,186	122,186

Total liabilities		$41,692	$439,476	$439,476

Shareholders’ equity
Share capital	18	25	65	65
Other reserves		13,054	65,995	65,995
Retained earnings		20,452	301,327	84,212

Total shareholders’ equity		33,531	367,387	150,272

Total liabilities and shareholders’ equity		$75,223	$806,863	$589,748

See accompanying notes to the consolidated financial statements

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in US$ thousands)

		Other reserves
	Share capital	Reorganization reserve	Other comprehensive income - translation reserve	Share-based payment reserve	Repurchase of shares reserve	Retained earnings	Total shareholders’ equity
Balance as of January 1, 2011	$27	$10,035	$(1,265)	$490	$—	$13,922	$23,209
Loss for the year	—	—	—	—	—	(1,315)	(1,315)
Currency translation differences	—	—	(257)	—	—	—	(257)

Total comprehensive loss for the year	—	—	(257)	—	—	(1,315)	(1,572)
Share-based payments	—	—	—	1,587	—	—	1,587
Repurchase of shares	(6)	—	—	—	(6,340)	—	(6,346)
Issuance of shares	3	—	—	—	—	—	3

Balance as of December 31, 2011	$24	$10,035	$(1,522)	$2,077	$(6,340)	$12,607	$16,881

Profit for the year	—	—	—	—	—	7,845	7,845
Currency translation differences	—	—	1,242	—	—	—	1,242

Total comprehensive income for the year	—	—	1,242	—	—	7,845	9,087
Share-based payments	—	—	—	7,562	—	—	7,562
Issuance of shares	1	—	—	—	—	—	1

Balance as of December 31, 2012	$25	$10,035	$(280)	$9,639	$(6,340)	$20,452	$33,531

Profit for the year	—	—	—	—	—	567,594	567,594
Currency translation differences	—	—	4,062	—	—	—	4,062

Total comprehensive income for the year	—	—	4,062	—	—	567,594	571,656
Share-based payments	—	—	—	48,879	—	—	48,879
Issuance of shares	40	—	—	—	—	—	40
Dividends to equity holders of the Company	—	—	—	—	—	(286,719)	(286,719)

Balance as of December 31, 2013	$65	$10,035	$3,782	$58,518	$(6,340)	$301,327	$367,387

The amounts above are shown net of tax.

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in US$ thousands)

	Year Ended December 31,
	2011	2012	2013
Cash flows from operating activities
Profit (loss) before tax	$(698)	$11,117	$714,275
Adjustments to reconcile profit (loss) before tax to cash flows from operating activities:
Amortization	1,006	1,484	2,174
Impairment of intangible assets	660	—	—
Depreciation	1,052	1,342	4,189
Equity settled share-based payments	1,546	4,783	19,263
Loss on disposal of property, plant and equipment & intangible assets	8	245	169
Loss on disposal of a subsidiary	—	80	—
Net finance costs (income)	(49)	(52)	1,731
Increase in deferred revenue	2,326	3,355	5,261
Increase in trade and other receivables	(3,374)	(25,760)	(188,866)
Increase in trade and other payables	2,974	17,072	150,070

Cash flows from operating activities	5,451	13,666	708,266
Interest received	49	52	150
Interest paid	—	—	(1,881)
Tax paid	(323)	(2,151)	(26,964)

Net cash generated from operating activities	5,177	11,567	679,571

Cash flows from investing activities
Purchases of intangible assets	(1,476)	(2,553)	(7,611)
Purchase of property, plant and equipment	(883)	(2,704)	(15,347)
Purchase of a business	—	(669)	—

Net cash used in investing activities	(2,359)	(5,926)	(22,958)

Cash flows from financing activities
Payment of dividends	—	—	(286,719)
Issuance of shares	—	—	40
Repurchase of shares	(6,340)	—	—

Net cash used in financing activities	(6,340)	—	(286,679)

Net increase (decrease) in cash and cash equivalents	(3,522)	5,641	369,934

Cash and cash equivalents at the beginning of the year	25,611	21,658	27,912
Exchange gains (losses) on cash and cash equivalents	(431)	613	10,849

Cash and cash equivalents at the end of the year	$21,658	$27,912	$408,695

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

1.	General information

King Digital Entertainment plc and its subsidiaries (together the Group, the Company or King) produce and distribute online games on multiple platforms and historically sold advertising space on these platforms. The Company is incorporated under the laws of Ireland under the Irish Companies Act (1963-2013). Its registered office is Fitzwilton House, Wilton Place, Dublin 2, Ireland. The Company became the parent of Midasplayer International Holding Company p.l.c. (MIHC) through a corporate reorganization by way of a share-for-share exchange as described more fully below.

The Company has historically conducted its business through MIHC (“formerly Midasplayer International Holding Company Limited”), a public limited company domiciled and incorporated in Malta under the Maltese Companies Act 1995. MIHC became the parent company of the Group in December 2006, following a corporate reorganization where the entire issued share capital of Midasplayer.com Ltd (MPL) was cancelled in exchange for consideration in the form of all the shares of MIHC. As a result, a reorganization reserve is reflected in Shareholder’s equity which represented the difference between the value of the new equity structure and MPL’s previous equity value.

On March 25, 2014, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by King Digital Entertainment plc, a company created for the purpose of facilitating the proposed initial public offering, by way of a share-for-share exchange at a ratio of 5-for-2 in which the shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company.

The Company has 813,719,653 ordinary shares in issue after the corporate reorganization and share-for-share exchange and before the issue of new shares pursuant to the proposed initial public offering. This reorganisation transaction has been retrospectively reflected in these financial statements. As a result the historic basic and diluted earnings per share calculations retrospectively reflect the 5-for-2 share-for-share exchange, with the required disclosures in notes 10 and 18, respectively.

These financial statements were authorized for issue by the board of directors on February 17, 2014, except for the effects of the corporate reorganization by way of a share-for-share exchange described above, as to which the authorized for issue date is March 25, 2014.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRIC), collectively ‘IFRSs’. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRSs as adopted by the IASB requires the use of certain critical accounting estimates.

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated statement of financial position as of December 31, 2013 has also been presented to show the Company’s financial condition to reflect dividends paid to shareholders on February 6, 2014 of $217.1 million, as if all the dividends had been paid on December 31, 2013. The total dividend has decreased cash and cash equivalents and reduced retained earnings by $217.1 million.

Standards, interpretations and amendments to published standards effective in 2013

In 2013, the Group adopted new standards, amendments and interpretations to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2013. The adoption of these revisions to the requirements did not result in substantial changes to the Group’s accounting policies.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published but are not mandatory for the Company’s 2013 consolidated financial statements. The Group has not early adopted these revisions to IFRSs. Updates not applicable to the Group have been excluded from the discussion below. These new standards include:

•	IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of operations, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9’s full impact. The Group will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

•	IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

The adoptions of the pronouncements and amendments described above will not have a material impact on the results and financial position of the Group.

Basis of consolidation

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of operations.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segments

The Group has one operating segment with one business activity, developing and monetizing casual online and mobile games. The Chief Operating Decision Maker (CODM) is the board of directors, which manages operations on a consolidated basis. When assessing performance and allocating resources the CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated revenue information on game level basis.

Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Group monitors for significant and stable changes in an entity’s economic environment which may indicate a need to reassess the functional currency.

On January 1, 2013, one of the Company’s main operating subsidiaries changed its functional currency prospectively from euro to U.S. dollar to reflect the increased concentration of its activities in U.S. dollars.

These consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

(b)	Transactions and balances

Foreign currency transactions that are denominated, or require settlement, in a foreign currency are translated into the functional currency using the exchange rates prevailing for the month.

Monetary items denominated in foreign currency are translated with the closing rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated with the exchange rate as at the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

All foreign exchange gains and losses are presented net in the consolidated statement of operations within the corresponding item.

(c)	Group companies

The operations and financial position of all the Group’s subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	Income and expenses for each statement of operations are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognized in other comprehensive income — translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, are recognized in ‘Other comprehensive income’. When a foreign operation is disposed of, or partially disposed of, such exchange differences are recognized in the consolidated statement of operations as part of the gain or loss on sale.

Property, plant and equipment

Property, plant and equipment are initially recorded at historical cost and are subsequently stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

The company recognizes in the carrying amount of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation is recorded using the straight-line method to allocate the cost less residual value over their estimated useful life of the asset. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful lives of the improvements. The estimated useful lives of property, plant and equipment are as follows:

• Fixtures, fittings and office equipment	3 years
• Computer hardware	2-3 years
• Leasehold improvements	1-7 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Costs and expenses’, as general and administrative expenses in the statement of operations.

Intangible assets

(a)	Domain names

Separately acquired domain names are shown at cost less accumulated amortization. Domain names acquired in a business combination are recognized at fair value at the acquisition date. Domain names are amortized using the straight-line method over their estimated useful lives of 20 years.

(b)	Computer software

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives.

The estimated useful lives of computer software are as follows:

• Computer software	3-5 years

(c)	Internally generated software

Costs associated with maintaining computer software infrastructure are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of the Group’s identifiable and unique games are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	the expenditure attributable to the software product during its development can be reliably measured; and

•	the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs.

Internally generated software development costs recognized as assets are amortized using the straight-line method over their estimated useful lives of 18 months for social and mobile games and three years for skill games.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

(d)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired at the date of acquisition. Goodwill is tested annually for impairment and is carried at cost less any accumulated impairment losses.

(e)	Patents

Patents have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of patents over their estimated useful lives, subject to any additional impairment that might arise.

The estimated useful lives of patents are as follows:

• Patents	4 –17 years

Impairment of non-financial assets

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Trade and other receivables

Trade receivables comprise amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

The Group considers that trade receivables are not impaired unless there are specific indicators of impairment. The Group manages credit limits and exposures actively such that there are no material past due amounts receivable from third parties as at the reporting date.

Based on the short term nature of trade and other receivables, the carrying amount approximates the fair value.

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and balances held on behalf of customers (money players).

Share capital

Ordinary and preference shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Trade and other payables

Trade payables comprise obligations to pay for goods and services that have been acquired in the ordinary course of business from suppliers. They further include a liability relating to player balances for deposited funds that are yet to be spent on games within the Group’s online skill games. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Based on the short term nature of trade and other payables the carrying amount approximates the fair value.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably measured.

(a)	Restoration

Provisions for restorations are for the rehabilitation of leasehold improvements at the end of the lease term and are recognized on a lease by lease basis, based on the Group’s best estimate of the likely cash outflow.

(b)	Sales taxes

Provisions for sales taxes relate to probable payments due to tax authorities where the Group operates and are based on the Group’s best estimate of the likely cash outflow, including associated penalties.

Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of operations except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the year-end date in the countries where the company and its subsidiaries operate and generate taxable income. The Group evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

(a)	Pension obligations

The Group operates a defined contribution pension plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separately administered fund. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are earned. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based payments

Equity-settled share-based awards

The Company has granted equity-settled share-based awards in the form of ordinary shares, options to purchase ordinary shares and restricted ordinary share units. The Company receives services from employees as consideration for the awards. The fair value of the cost of these services is recognized as an expense over the period in which the services are rendered.

The fair value of the equity-based awards is determined using a Monte Carlo valuation model. This model requires the use of the following assumptions: (i) expected volatility of ordinary shares, which is based on the volatilities of comparable public companies in a similar industry, (ii) expected term of the award, which is determined based on the expected period to settlement date, (iii) expected dividend yield, and (iv) the risk-free interest rate, which is based on the implied yield of U.S. Treasury bonds with a term equal to the expected term.

As described further in Note 18, the Company’s D1 and D2 ordinary shares convert to A ordinary shares upon an exit event, if the enterprise value of the Company exceeds a defined hurdle price. As a result, the share price used in the models incorporates the value of the underlying share price before and after the anticipated exit event. These are not considered to be vesting conditions of the awards.

The Company awarded Shadow Options to selected employees entitling them to subscribe for a specified number of ordinary shares in the event of an initial public offering or receive a cash bonus if the company is sold. The number of awards or amount of cash payment is determined based on the time which elapses from the employee’s start date and the qualifying exit event and the difference between the sale price of the number of shares.

The classification of the Shadow Options as a cash-settled and equity-settled share-based payment plan is considered to be an accounting estimate based on the probability of the qualifying exit event. Any change in classification will be treated as a change in estimate and a respective cumulative expense adjustment will be recorded.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Cash-settled share-based awards

The Company has granted cash-settled share-based Discretionary Bonus Units (DBUs) to selected employees. The DBUs entitle the holder to receive a cash payment in the event that the enterprise value of the Company exceeds a predetermined hurdle at a qualifying exit event. The Company receives services from employees as consideration for the awards based on the value of the entity’s equity instruments.

The Company recognizes the cost of the services and the related liability as the employees render the service. The liability is measured at fair value using an option pricing model by reference to the terms and conditions on which the DBUs are granted and the extent to which the employees have rendered service up to the valuation date. Fair value is remeasured at the end of each reporting period and a mark-to-market adjustment is recorded as an expense in the period.

The fair value of the DBUs is determined using the Black-Scholes option-pricing model. This model requires the use of the following assumptions: (i) expected volatility of ordinary shares, which is based on the volatilities of comparable public companies in a similar industry (ii) expected life of the DBU, which is determined based on the expected period to settlement date (iii) expected dividend yield, and (iv) the risk-free interest rate is based on the implied yield of U.S. Treasury bonds with a term equal to the expected term.

Revenue recognition

Revenue is derived from the sale of virtual items available for purchase in-game on third party social and mobile platforms, from the provision of online skill games accessed on the Company’s website, and historically from advertising.

The Group recognizes revenue when it can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below. Revenue is recorded at the fair value of consideration received or receivable net of sale tax, prizes, discounts and other promotions and after eliminating intra-group sales.

(a)	Virtual items

The Company offers its games on social and mobile platforms, whereby a user can play a King game at no cost and can purchase in-game virtual items. Virtual items provide various game enhancements such as boosting player ability or extending game play and are not transferable between different games. Virtual items are classified into two categories, consumable or durable, depending on whether the virtual items’ value is consumed immediately or if the item has an ongoing value in game play. The Company can differentiate between revenue generated from durable and consumable virtual items for games offered on social and mobile platforms.

Consumable virtual items provide a benefit to the player that is consumed through specific player actions, after which the consumable virtual items are no longer available for re-use in future game play. Consumable items can be purchased in a single item format or a multiple item pack. Revenue is recognized at the time the item is consumed for single item formats and is recognized at the time the final item in a multiple item pack is consumed, which approximates its time of purchase. The Group monitors the consumption pattern of its consumable virtual items and reassesses its impact on revenue recognition on a periodic basis.

Durable virtual items are used by players from the time of purchase onward. They provide game enhancement throughout game play and do not expire. The enhancement or benefit ends at the earliest of a

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

player completing or abandoning the game. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated average playing period of paying players on a game by game basis, which represents the Company’s best estimate of the average life of durable virtual items for each game. The Company reassesses the estimated average life of durable virtual items and the estimated average playing periods of paying players on a periodic basis.

The Company determines on a game by game basis, the estimated average playing period begins when a player makes a first purchase, and ends when a player is determined to be inactive. Based on an assessment of the historical pattern of player’s game play, the Company considers a paying player inactive if that player has not logged on to a game in any one month. The rate by which playing players become inactive for any given month is calculated to be the proportion of players who have purchased at least one virtual item in any previous month, who were active in the previous month and who have not logged into the gaming environment during that given month. Through this analysis the Company has determined that players become inactive at a relatively consistent rate, and determine the estimated average playing period of a paying player by computing the average amount of time that paying playing will remain active. If future data indicates paying players do not become inactive at a relatively consistent rate, the Company will revise the method of calculation accordingly.

In all games on the social platform and some games on the mobile platform, players are granted free virtual currency upon installing a game and subsequently can purchase additional virtual currency. The price of virtual currency can vary based on volume discounts, other discounts and, at times, promotional free grants of virtual currency. Virtual currency can be redeemed for virtual items. A player’s virtual currency balance cannot be withdrawn and virtual currency purchased or granted in one game on a particular platform can only be used in that game.

The Group does not recognize any revenue upon the sale of virtual currency. Amounts collected from the sale of virtual currency are deferred and recognized as the player uses the virtual items purchased with the virtual currency. Revenue from the sale of virtual items with virtual currency is measured by multiplying the price of the item denominated in the virtual currency and the cost per virtual currency unit. The cost per virtual currency unit is determined to be the maximum weighted-average unit cost a player could have paid during the period. This unit cost is reassessed periodically. The Group does not recognize revenue from virtual items purchased with virtual currency when the player has never purchased virtual currency.

Customers purchase virtual items or virtual currency directly from the platform service providers who remit the payments to us net of a platform service charge. We are responsible for the operation and maintenance of our games on these platforms as well as setting the prices of our virtual items. On this basis, we have determined that we are the principal in these arrangements and recognize revenue from the sale of virtual items on a gross, as opposed to net, basis.

(b)	Online skill games

The Group generates revenue from skill games on the royalgames.com website by retaining a commission from the amount that players pay to play. Players deposit funds into individual player accounts maintained by the Company and draw down on the balance of their player accounts to enter skill game tournaments. The revenue recognized is the commission charged on tournament entry fees where the players have concluded their participation in the tournament with a deduction of incentives or bonus money. A liability is raised for bonus money at the point in time when it becomes withdrawable, which is when bonus money is won by a player within a tournament.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

(c)	Advertising revenue

The Group had contractual relationships with agencies, brokers and direct advertisers for advertisements within our games including pre-roll advertisements prior to game play, advertising impressions, views and clicks. Revenue from advertising was recognized when the advertisement had been clicked or viewed by the player or impression is served. The Group discloses advertising revenue on a gross basis.

Cost of revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue from games and historically advertising. Cost of revenue primarily includes amounts charged by platform distribution partners, payments for third party licensed intellectual property usage related to audio content, fees paid to payment processing providers, salaries, benefits and share-based payments for customer support and infrastructure teams, as well as their related travel and entertainment and occupancy and facility costs.

Operating leases

Leases of assets in which a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. The Group leases certain property, plant and equipment. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of operations on a straight-line basis over the period of the lease.

Dividend distribution

Dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the reporting period in which an obligation to pay a dividend is established.

3.	Financial risk management

Financial risk factors

The Group’s activities potentially expose it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The board of directors provides principles for overall Group risk management, as well as policies covering risks referred to above and specific areas such as investment of excess liquidity. The Group did not make use of derivative financial instruments during the current and preceding financial years.

(a)	Market risk

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily in respect of the pound sterling, euro and Swedish krona. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign cash balances are monitored and controlled by the Group to limit exchange rate exposure on cash balances.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

At December 31, 2013, if the currencies had weakened or strengthened by 5% against the U.S. dollar with all other variables held constant, the impact on post-tax profits for the year would have been as follows:

Currency	Impact on Profit
(in thousands)
pound sterling	$203
Swedish krona	390
euro	4,605

(ii)	Cash flow and fair value interest rate risk

As the Group’s interest-bearing assets represent bank balances that mature in the short term, its cash flows are substantially independent of changes in market interest rates. Management considers the potential impact on profit or loss of a defined interest rate shift that is reasonably possible at the end of the reporting period to be immaterial.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, and trade and other receivables. The Group banks only with financial institutions with high quality standing or rating. Management considers credit risk in respect of receivables to be insignificant and does not expect any material losses from non-performance of trade and other receivables. Further disclosure in this regard is provided in Note 11 and Note 12 to the financial statements.

(c)	Liquidity risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated within its financial liabilities. Financial liabilities comprise amounts owed to customers, and trade and other payables. Prudent liquidity risk management includes maintaining sufficient cash and cash committed credit lines. Liquidity risk is monitored at a Group level by ensuring that sufficient funds are available to each subsidiary in the appropriate currency within the Group. In 2013, the Group entered into an asset-based loan (“ABL”) revolving credit facility of $150 million.

Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Total capital is equity as shown in the consolidated statement of financial position and is maintained in the context of the Group. In view of the nature of the Group’s activities and the extent of debt, the capital level as at the end of the reporting period is deemed adequate by the directors.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

4.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the opinion of the directors, the accounting estimates and judgements made in the course of preparing these financial statements are not difficult, subjective or complex to a degree which would warrant their description as critical in terms of the requirements of IAS 1, except as referred to below:

(a)	Revenue recognition

The group has deferred revenue relating to durable virtual items over the period in which they are expected to be used, in accordance with IAS 18, and has recognized revenue relating to consumable virtual items at the time of consumption which approximates its point of purchase. In doing this, the Group has made the following judgment:

(i)	Revenue on durable virtual items is deferred and recognized over the average playing period of paying players for each game, which is the best estimate of the average life of durable virtual items. Future player usage patterns and behaviour may change and differ from the historical patterns. This may result in a change in the estimated playing period of paying players of the game in the future. The Group reassesses the estimated average life of durable virtual items and the estimated average playing period of paying players on a periodic basis.

(ii)	Revenue for consumable virtual items is recognized at the time of consumption which approximates the time of purchase. Future player usage patterns and behaviour may change and differ from the historical patterns. This may result in a change in the timing of consumption of consumable virtual items. The Group monitors the consumption pattern of its consumable virtual items and reassesses its impact on revenue recognition on a periodic basis.

(iii)	The cost of a virtual currency unit is determined to be the maximum weighted-average unit cost a player could have paid during the period. The Group monitors the weighted-average unit cost and reassess its impact on revenue recognition on a periodic basis.

(b)	Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

(c)	Intangibles

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets. Directly attributable costs that are capitalized as part of the software product include the software development employee costs. These costs are calculated applying an average employee daily rate to the number of days each game studio employee has worked on a specific game.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

(d)	Valuation of ordinary shares

The Company operates several cash- and equity-settled share-based compensation plans under which it receive services from employees as consideration for equity-based instruments of the Company. In order to determine the fair value of services provided, the Company estimates the fair value of the ordinary shares as of each grant date using a discounted cash flow model and in consideration of the following factors:

•	the market performance of comparable companies selected based on several factors including, but not limited to industry (primarily Internet and games companies), similar rapid growth rates and availability of financial information (primarily public companies);

•	historical results and forecasted profitability;

•	the rights and preferences of our preference shares relative to our ordinary shares and other equity classes;

•	the likelihood of achieving a discrete liquidity event, such as an initial public offering, sale or dissolution; and

•	external market and economic conditions impacting our industry group.

5.	Acquisition of subsidiary

In March 2012, the Company purchased all of the shares in Royfabgame Sweden 2012 AB (Royfab), a company based in Sweden for a total expected consideration of $1,012,000 (€766,000), recognizing goodwill of $60,000 (€47,000). The purpose of this acquisition was to enable the company to enter the mobile gaming space more quickly by acquiring a mobile games engine and hiring key staff with experience in production of mobile games. Royfab contained intellectual property rights and employees at the time of purchase. As part of the purchase agreement, the Royfab employees entered into employment contracts with Midasplayer AB. Deferred compensation of $172,000 (€130,000) payable to the Royfab employees has been recorded as a current liability in the statement of financial position as at December 31, 2013. The effect of the acquisition was not material to the Group’s financial statements.

6.	Segments and geographical information

The Group has one operating segment with one business activity, developing and monetising casual online and mobile games.

The following represents revenue based on geographic location of players:

	2011	2012	2013
(in thousands)
North America	$12,280	$54,489	$1,070,068
United Kingdom	7,563	19,418	181,318
Australia	483	6,153	96,303
France	5,805	14,201	90,580
Germany	17,497	23,818	62,310
Other European countries	15,261	26,351	149,755
Rest of world	5,012	19,982	233,967

Total revenue	$63,901	$164,412	$1,884,301

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

The following represents non-current assets by location:

	2012	2013
(in thousands)
Sweden	$2,149	$11,063
Malta	3,222	112,053
United Kingdom	2,530	7,329
Rest of world	320	2,023

Non-current assets	$8,221	$132,468

7.	Costs and expenses

	2011	2012	2013
(in thousands)
Payments to social & mobile platform providers	$3,718	$35,504	$563,853
Marketing and advertising	15,070	46,953	363,436
Employee benefits expense (note 8)	16,236	36,519	151,487
Office and related services	3,484	7,389	16,961
Commissions paid to advertising partners & agencies	2,508	4,473	3,255
Operating lease payments	958	1,448	4,420
Depreciation of property, plant and equipment (note 14)	1,052	1,342	4,189
Amortization of intangibles (note 13)	1,006	1,484	2,174
Payments to online partners & service providers	15,730	7,978	2,236
Other expenses	5,089	9,430	55,412
Impairment of intangibles	660	—	—
Net foreign exchange (gain) loss	(863)	827	872

Total costs and expenses	$64,648	$153,347	$1,168,295

8.	Employee benefits expense

	2011	2012	2013
(in thousands)
Wages and salaries, including other termination benefits	$10,805	$19,006	$72,619
Share-based payments	1,621	9,618	55,289
Social security costs	2,769	6,104	19,440
Pension costs – defined contribution plans	837	1,316	2,380
Other charges	204	475	1,759

Total employee benefit expense	$16,236	$36,519	$151,487

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

9.	Tax

	2011	2012	2013
(in thousands)
Current tax:
Current tax on profit (loss) for the year	$2,336	$3,546	$159,874
Adjustment in respect to prior years	—	—	(1,609)

Total current tax	$2,336	$3,546	$158,265
Deferred tax:
Origination and reversal of temporary differences	(1,732)	(300)	(11,584)

Total deferred tax	$(1,732)	$(300)	$(11,584)
Exchange movement	13	26	—

Total tax expense	$617	$3,272	$146,681

Corporation tax is calculated at 35% (2012: 35%, 2011: 35%) of the estimated taxable profit for the year and at the prevailing rates of the jurisdictions in which we operate.

The tax on profit (loss) for the years differs from the theoretical amount that would arise by applying the basic tax rate to the accounting profit (loss) as follows:

	2011	2012	2013
(in thousands)
Profit (loss) before tax	$(698)	$11,117	$714,275

Profit (loss) on ordinary activities is multiplied by the corporation tax rate of 35% (2012: 35%, 2011: 35%)	(244)	3,891	249,996
Tax effects of:
Different tax rates for subsidiaries operating in other jurisdictions	(647)	(1,355)	(5,407)
Expenditure not deductible for tax purposes	42	976	2,552
Tax refund on operating activities	—	(1,347)	(103,534)
Adjustments to current tax in respect of prior years	—	—	(1,609)
Tax losses not recognized / (utilized)	457	(1,012)	—
Write off of previously recognized deferred tax assets	790	321	—
Share-based payments	366	1,809	4,583
Other	(147)	(11)	100

Total tax expense	$617	$3,272	$146,681

The tax refund of $103,534,000 (2012: $1,347,000) represents the tax recoverable by the Company in accordance with applicable fiscal legalization on intra-group dividends declared during the year.

A certain degree of judgement is required in evaluating the group’s tax positions and determining the provision for income taxes. In addition, tax laws are dynamic and subject to change. As a result, our tax positions could be challenged and our income tax expense could increase in the future.

As the group operates throughout the world, it strives to apply Transfer Pricing that adequately represents the composition of its operations. The group is in discussions with certain tax authorities to confirm that they are in alignment with the group’s approach.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

The income tax benefit recognized directly into equity during the year is as follows (in thousands):

	2011	2012	2013
Share option and award scheme	$41	$2,845	$29,616

Total	$41	$2,845	$29,616

10.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to ordinary equity holders of the Company by the weighted-average number of ordinary and preference shares in issue during the year.

	2011	2012	2013
(in thousands, except per share data)
Basic
Profit (loss) attributable to equity holders of the Company ($)	(1,315)	7,845	567,594
Weighted-average number of shares in issue (a)	286,845	298,773	305,468
Basic earnings (loss) per share ($)	(0.00)	0.03	1.86
Diluted
Profit (loss) attributable to equity holders of the Company ($)	(1,315)	7,845	567,594
Weighted-average number of shares in issue (a)(b)	286,845	321,210	323,788
Diluted earnings (loss) per share ($)	(0.00)	0.02	1.75

(a)	The Company engaged in a corporate reorganization and share-for-share exchange at a ratio of 5-for-2 on March 25, 2014. The 2011, 2012 and 2013 share amounts have been adjusted retrospectively to reflect this exchange.

(b)	As a result of the loss for the year ended December 31, 2011, all potentially dilutive shares were anti-dilutive and therefore excluded from the computation of diluted net loss per share. The anti-dilutive equity securities totalled 5,496,205 shares.

Share options and unvested shares have been included in the diluted earnings per share calculation.

	2011	2012	2013
(in thousands)
Diluted
Weighted-average number of shares in issue	286,845	298,773	305,468
Adjusted for:
– Unvested shares	—	15,582	12,183
– Share options	—	6,855	6,137

Weighted-average number of shares for diluted earnings (loss) per share	286,845	321,210	323,788

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

11.	Cash and cash equivalents

	2012	2013
(in thousands)
Cash at bank and in hand	$24,668	$405,440
Cash held on behalf of customers	3,244	3,255

Total cash and cash equivalents	$27,912	$408,695

Cash held on behalf of customers is subject to some restrictions over the use of cash from the Group’s online skill tournament business. An equal liability is recognized on the statement of financial position in trade and other payables (note 16).

As at December 31, 2012 and 2013, approximately 77% and 45%, respectively, of total cash and cash equivalents, was held in a currency other than the entities’ functional currency.

The credit ratings of the Group’s principal banking partners at December 31, 2012 and 2013, based on publicly reported Nationally Recognized Statistical Rating Organizations, are as follows (in thousands):

	2012	2013
A+	$10,858	$9,167
A	6,316	395,791
A-	—	255
BBB+	10,144	2,496
BBB	412	—
BB	182	—
B-	—	382
Not rated	—	604

Total cash and cash equivalents	$27,912	$408,695

The Group continually monitors its credit risk with banking partners and did not incur any losses during 2012 and 2013 as a result of bank failures.

12.	Trade and other receivables

	2012	2013
(in thousands)
Trade receivables	$26,045	$208,282
Prepayments and other receivables	7,356	8,599

Current trade and other receivables	$33,401	$216,881

Trade receivables relate to remittance in respect of the social and mobile platforms operations. In the prior year it also included the sale of advertising space. The Group assesses the credit quality of third parties it contracts with.

At December 31, 2013, the Group had 97% of total trade receivables with three key platform service providers.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

There are no concerns about the collectability of this balance due to the credit quality of the service providers. The Group does not extend credit to any individual gaming customers.

For skill games, all entry fees are made through individual customer account deposits i.e. the players’ deposit money in an account from which they then draw on to enter games and tournaments. To achieve the desired risk profile, the Group conducts trading with a small number of well-known providers. These companies have a certain level of credit with the Group.

As at December 31, 2012 and 2013, approximately 92% and 2%, respectively, of total trade and other receivables, was held in a currency other than the entities’ functional currency.

13.	Intangible assets

	Goodwill	Patents	Domain names	Computer software	Internally generated software	Total
(in thousands)
Cost
As of December 31, 2011	$—	$—	$789	$915	$4,517	$6,221
Additions	—	—	—	300	2,253	2,553
Acquisition of subsidiary	60	—	—	354	—	414
Disposals	—	—	—	(879)	(288)	(1,167)
Exchange differences	—	—	18	15	150	183

As of December 31, 2012	$60	$—	$807	$705	$6,632	$8,204
Additions	—	2,150	—	677	4,784	7,611
Disposals	—	—	—	—	(2,186)	(2,186)
Exchange differences	—	—	34	41	151	226

As of December 31, 2013	$60	$2,150	$841	$1,423	$9,381	$13,855

Accumulated amortization
As of December 31, 2011	$—	$—	$222	$865	$2,659	$3,746
Charge for the year	—	—	39	126	1,319	1,484
Disposals	—	—	—	(879)	(78)	(957)
Exchange differences	—	—	—	(2)	97	95

As of December 31, 2012	$—	$—	$261	$110	$3,997	$4,368
Charge for the year	—	80	40	202	1,852	2,174
Disposals	—	—	—	—	(2,101)	(2,101)
Exchange differences	—	—	12	11	152	175

As of December 31, 2013	$—	$80	$313	$323	$3,900	$4,616

Carrying amount
As of December 31, 2012	60	—	546	595	2,635	3,836
As of December 31, 2013	$60	$2,070	$528	$1,100	$5,481	$9,239

The Amortization expense in 2013 of $2,174,000 (2012: $1,484,000) is included in ‘Cost and expenses’, within general and administrative and research and development expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

14.	Property, plant and equipment

	Fixtures, fittings and office equipment	Leasehold improvements	Computer hardware	Total
(in thousands)
Cost
As of December 31, 2011	$254	$70	$3,642	$3,966
Additions	282	345	2,077	2,704
Disposals	(30)	(69)	(476)	(575)
Exchange differences	(11)	9	283	281

As of December 31, 2012	$495	$355	$5,526	$6,376
Additions	1,777	2,885	10,685	15,347
Disposals	(214)	(693)	(1,041)	(1,948)
Exchange differences	42	77	178	297

As of December 31, 2013	$2,100	$2,624	$15,348	$20,072

Accumulated depreciation
As of December 31, 2011	$169	$69	$2,237	$2,475
Charge for the year	59	55	1,228	1,342
Disposals	(24)	(69)	(474)	(567)
Exchange differences	28	1	120	149

As of December 31, 2012	$232	$56	$3,111	$3,399
Charge for the year	335	784	3,070	4,189
Disposals	(146)	(684)	(1,034)	(1,864)
Exchange differences	8	32	50	90

As of December 31, 2013	$429	$188	$5,197	$5,814

Carrying amount
As of December 31, 2012	263	299	2,415	2,977
As of December 31, 2013	$1,671	$2,436	$10,151	$14,258

The depreciation expense in 2013 of $4,189,000 (2012: $1,342,000) is included in ‘Cost and expenses’ within general and administrative expenses.

15.	Deferred taxation

Deferred tax assets and liabilities are reflected in the statement of financial position, as follows:

	2012	2013
(in thousands)
Deferred tax assets	$5,689	$47,440
Deferred tax liabilities	(271)	(17)

Net deferred asset	$5,418	$47,423

Deferred tax assets are recognized for tax loss carry-forwards, timing differences on share options issued and other temporary differences, to the extent that the realization of the related tax benefit through future taxable profits is probable.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Gross movement on the deferred income tax account is as follows:

	2012	2013
(in thousands)
At January 1,	$1,980	$5,418
Recognized in the statement of operations:
– Intangibles	55	643
– Losses carried forward	(1,374)	—
– Share options issued to employees	1,226	11,228
– Other	511	(287)
Amounts recognized directly in equity	2,845	29,616
Exchange differences	175	805

At December 31,	$5,418	$47,423

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax assets

	Tax losses	Share options	Intangibles	Other	Total
(in thousands)
At January 1, 2012	$1,383	$62	$—	$854	$2,299
Recognized in the statement of operations	(1,374)	1,226	—	511	363
Recognized in equity	—	2,845	—	—	2,845
Exchange differences	(9)	159	—	32	182

At December 31, 2012	$—	$4,292	$—	$1,397	$5,689
Recognized in the statement of operations	—	11,228	372	(270)	11,330
Recognized in equity	—	29,616	—	—	29,616
Exchange differences	—	773	6	26	805

At December 31, 2013	$—	$45,909	$378	$1,153	$47,440

Deferred tax liabilities

	Intangibles	Other	Total
(in thousands)
At January 1, 2012	$(319)	$—	$(319)
Recognized in the statement of operations	55	—	55
Exchange differences	(7)	—	(7)

At December 31, 2012	$(271)	$—	$(271)
Recognized in the statement of operations	271	(17)	254

At December 31, 2013	$—	$(17)	$(17)

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

A deferred tax liability has not been recognized in respect of timing differences with regard to the undistributed profits in foreign subsidiaries of the Company of $354,304,000 (2012: $15,706,000). These timing differences are expected to reverse at 0% and the Company has control over the reversal of these timing differences.

16.	Trade and other payables

	2012	2013
(in thousands)
Trade payables	$4,984	$22,876
Accrued employee expenses	10,329	73,195
Accrued marketing expenses	9,294	51,221
Social security and other indirect taxes	2,962	13,166
Liability relating to player balances	3,244	3,255
Other payables	1,135	8,394

Total trade and other payables	$31,948	$172,107

Liability relating to player balances is equal to the amount of cash held on behalf of customers (note 11).

At December 31, 2012 and 2013, approximately 74% and 60%, respectively, of total trade and other payables, was held in a currency other than the entities functional currency.

17.	Provisions

	Restoration	Sales taxes	Total
(in thousands)
At January 1, 2013	$—	$—	$—
Charged to the statement of operations:
– additional provision	1,255	15,513	16,768
Exchange differences	11	—	11

At December 31, 2013	$1,266	$15,513	$16,779

Analysis of total provisions:

	2012	2013
(in thousands)
Current	$—	$15,513
Non-current	—	1,266

Total	$—	$16,779

Restoration

This provision is based on future expected restoration costs required to restore the Group’s leased buildings to their fair condition at the end on their respective lease terms.

The property lease expires in 2021. Contractual amounts are due to be incurred at the end of the lease term.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Sales Taxes

The Group has provided for sales taxes and associated penalties that may be due to different tax authorities. The provision has been calculated based on the Company’s assumptions with regard to the location of players, the development of case law, tax authority interpretation and the sales of product in the relevant territory.

18.	Share capital

The Company engaged in a corporate reorganization and share-for-share exchange on March 25, 2014. As such the following presents the share capital of Midasplayer International Holding Company p.l.c., retrospectively adjusted for the 5-for-2 exchange.

The total number of authorized shares by class is as follows:

	2011	2012	2013
A ordinary shares	2,237,175,000	2,237,175,000	2,237,175,000
B ordinary shares	49,460,000	49,460,000	49,460,000
C ordinary shares	23,687,500	23,687,500	23,687,500
D1 ordinary shares	21,929,088	25,033,293	158,815,925
D2 ordinary shares	15,321,368	15,321,368	30,642,738
D3 ordinary shares	—	—	58,097,805
E ordinary shares	21,310,000	21,310,000	21,310,000
Deferred shares	37,250,455	40,354,660	750,912,170
A preference shares	169,385,000	169,385,000	169,385,000
B preference shares	21,222,500	21,222,500	21,222,500

At December 31	2,596,740,911	2,602,949,321	3,520,708,638

The par value per share of all classes from 2011, 2012 and 2013 are $0.00008.

Ordinary Shares

There are seven classes of ordinary shares authorized: A ordinary shares, B ordinary shares, C ordinary shares, E ordinary shares, D1 ordinary shares, D2 ordinary shares and D3 ordinary shares.

Each class of ordinary shares has a nominal value of $0.00008.

The following are the rights and privileges of the classes of ordinary shares:

Dividends

The holders of outstanding shares of our A, B and C ordinary shares are entitled to receive dividends out of funds legally available at the times and in the amounts that the Company’s board of directors may determine. A D3 ordinary share shall be entitled to dividends if and when the D3 hurdle price applicable to such D3 ordinary share has been reduced to zero. No other classes of ordinary shares are entitled to receive dividends.

Voting Rights

Holders of A, B, C, D1, D2, D3 and E ordinary shares are entitled to one vote per share.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Liquidation

In the event of a sale, asset sale or liquidation, whether voluntary or compulsory, the holders of then outstanding ordinary shares shall be entitled to distribution of assets after payments are made to A and B preference shareholders as described below. The holders of C ordinary shares, B ordinary shares will receive distributions third and fourth respectively. A ordinary shares, D1, D2, D3 and E ordinary shares will receive distributions fifth, provided however that D3 ordinary shares will receive distributions if the D3 hurdle price applicable to such D3 ordinary shares has been reduced to zero by the aggregate amount of all dividends distributed after the date of awarding of the D3 ordinary shares. E ordinary shares will receive distribution of assets if the total realized equity value upon sale of dissolution exceeds $9.2 billion (€7 billion).

Preemptive or Similar Rights

Other than the issuance of shares to employees pursuant to the Employee Share Scheme described in note 19, or where the pre-emption right has been restricted or withdrawn by extraordinary resolution any new shares will be offered for subscription to the holders of the shares of the class in which the new shares issued are to be allotted and in proportion to the shares of that class held by each of them. If the shares are not taken up by shareholders of the relevant class the remaining shares will be offered to shareholders of the other classes in proportion to the shares of any class held by each of them.

Conversion

Automatic conversion occurs for certain classes of ordinary shares immediately prior to a listing of shares on a public stock exchange or at the option of the holder upon a qualifying exit event, including asset sale, sale or liquidation. Each share of B and C ordinary shares is convertible into one A ordinary share, in such circumstances.

Each D1 ordinary share and D2 ordinary share shall be converted into A ordinary shares on a listing on a one-for-one basis.

D3 ordinary shares will be automatically converted into ordinary shares upon the listing of shares on a public stock exchange depending on a conversion formula.

•	Where the exit price is equal to or less than the hurdle price, each ordinary share shall be converted into one deferred share.

•	Where the exit price is greater than the hurdle price, each ordinary share shall be converted into A ordinary shares and/or deferred shares based on an agreed upon conversion formula.

A ordinary shares are not convertible into any other class of shares.

Deferred Shares

Deferred shares are non-voting and not entitled to a dividend. Any deferred shares arising on conversion of D3 ordinary shares on a listing or on service of a conversion notice under the Articles shall be automatically purchased by the Company for $0.00001 (£0.00001) per share and are then subsequently cancelled.

Deferred shares shall only be entitled to participate in an exit event if the proceeds exceed €100 billion.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Convertible preference shares

The Group has two classes of preference shares, A preference shares and B preference shares. Each class of preference shares has a nominal value of $0.00008 per share.

The following are the rights and privileges of the classes of preference shares:

Dividends

Preference shares are entitled to the dividends equal to those attributable to A ordinary shares as described above.

Voting Rights

Holders of preference shares are entitled to one vote per share. Further, the current A preference shareholders may appoint one director and for as long as they hold more than 9% of the outstanding A preference shares they may appoint two directors.

Liquidation

In the event of a sale, asset sale or liquidation, whether voluntary or compulsory the holders of then outstanding preference shares shall be entitled, before any payment is made to holders of ordinary shares, to receive an amount equal to their stated preference amount per share.

Conversion

Automatic conversion occurs for all preference shares immediately prior to a listing of shares on a public stock exchange or at the option of the holder upon a qualifying exit event, including asset sale, sale or liquidation. Each preference share is convertible into one A ordinary share.

Pre-emptive or Similar Rights

Preference shares have the same pre-emption rights as the other classes of shares.

Movement in share capital is as follows:

	Series A Preference		Series B Preference		A Ordinary shares		B Ordinary shares		C Ordinary shares
	Shares	$	Shares	$	Shares	$	Shares	$	Shares	$
At January 1, 2011	169,322,500	13,546	10,997,500	880	102,647,500	8,212	49,442,500	3,955	23,677,500	1,894
Issued	—	—	—	—	—	—	—	—	—	—
Shares repurchased	—	—	(1,742,500)	(139)	(35,267,500)	(2,821)	(25,710,000)	(2,057)	(20,197,500)	(1,616)

At December 31, 2011	169,322,500	13,546	9,255,000	741	67,380,000	5,391	23,732,500	1,898	3,480,000	278
Issued	—	—	—	—	—	—	—	—	—	—

At December 31, 2012	169,322,500	13,546	9,255,000	741	67,380,000	5,391	23,732,500	1,898	3,480,000	278
Issued	—	—	—	—	—	—	—	—	—	—
Shares cancelled	—	—	—	—	—	—	—	—	—	—
Shares forfeited	—	—	—	—	—	—	—	—	—	—

At December 31, 2013	169,322,500	13,546	9,255,000	741	67,380,000	5,391	23,732,500	1,898	3,480,000	278

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

	D Ordinary shares		D1 Ordinary shares		D2 Ordinary shares		E Ordinary shares		Deferred shares
	Shares	$	Shares	$	Shares	$	Shares	$	Shares	$
At January 1, 2011	500,000	40	—	—	—	—	—	—	—	—
Issued	—	—	3,867,280	309	15,321,368	1,226	17,227,880	1,378	—	—
Shares repurchased	(500,000)	(40)	—	—	—	—	—	—	—	—

At December 31, 2011	—	—	3,867,280	309	15,321,368	1,226	17,227,880	1,378	—	—
Issued	—	—	8,004,508	640	—	—	—	—	—	—

At December 31, 2012	—	—	11,871,788	949	15,321,368	1,226	17,227,880	1,378	—	—
Issued	—	—	2,245,000	180	—	—	—	—	503,355,703	40,151
Shares cancelled	—	—	(400,000)	(32)	—	—	—	—	—	—
Shares forfeited	—	—	(2,593,322)	(207)	—	—	—	—	—	—

At December 31, 2013	—	—	11,123,466	890	15,321,368	1,226	17,227,880	1,378	503,355,703	40,151

Share repurchases

On June 23, 2011, the board of directors approved the repurchase of shares for total consideration, inclusive of fees, of $6,340,696 (€4,412,412) as shown in the table below:

	Shares	$ par value
A ordinary shares	35,267,500	$2,821
B ordinary shares	25,710,000	2,057
C ordinary shares	20,197,500	1,616
B preference shares	1,742,500	139
D ordinary shares	500,000	40

Total	83,417,500	$6,673

Following the repurchase, all shares were cancelled.

19.	Share-based payments

The Company engaged in a corporate reorganization and share-for-share exchange on March 25, 2014. As such the following presents the share-based awards of Midasplayer International Holding Company p.l.c., retrospectively adjusted for the 5-for-2 exchange.

The Company has granted equity-settled and cash-settled share-based awards.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

The following table summarizes the methods used to measure fair value for each type of share-based award and the related vesting period over which the expense is recognized:

Type of Award	Vesting period	Fair Value Measure	Classification
D1 Share Options	Predominately over 4 year period, with a one year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D1 Restricted Shares	Predominately over a four-year period with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D2 Restricted Shares	Predominately over a four-year period with quarterly vesting	Monte Carlo valuation model	Equity-settled

Shadow Options	Upon completed of a qualifying exit event	Black-Scholes option pricing model	Equity-settled

Discretionary Bonus Units	50% upon initial public offering (IPO), 50% on first anniversary of IPO	Black-Scholes option pricing model	Cash-settled

D1 Share Options

During 2011, 2012 and 2013, the Company granted the following options to purchase D1 ordinary shares (D1 Share Options) to senior executives and selected employees.

	2011	2012	2013
At January 1,	12,370,000	8,529,808	7,402,487
Granted	8,529,808	3,289,420	12,998,750
Forfeited	(798,303)	(632,813)	(992,500)
Exercised	—	—	(325,000)
Cancelled	(11,571,697)	(3,783,928)	(28,750)

At December 31,	8,529,808	7,402,487	19,054,987

Exercisable at December 31,	97,008	2,771,143	3,192,661

The aggregate intrinsic value of options exercised was $2,577,875 (€1,970,781) at an exercise price of $0.00008 per share, for the year ended December 31, 2013.

The options expire ten years after their grant date. The weighted-average remaining contractual life of the share options outstanding is 9.26 years as of December 31, 2013. Of these D1 Share Options granted, an aggregate of 3,500,000 include the right to subscribe for D3 Restricted Shares, which were granted to our executive directors and will vest over the service period to the extent that certain market-based vesting conditions are satisfied. These conditions are based on the Company’s achievement of an average target share price over a specified time period, which commences upon an IPO or in the event the Company is sold at a sale price that exceeds the specified target. These awards are divided into three tranches and each tranche has a target share price of either $26.00, $32.00 or $38.00 per share. The Company has recognized a share-based payment expense for these awards of $38,815, $1,377,224 and $14,537,000 in 2011, 2012 and 2013 respectively.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

The Company measures all share options at the fair value of the award on grant date using the Monte Carlo valuation model. The weighted-average fair value of all options granted for the years ended December 31, 2011, 2012 and 2013 was determined using the following principal assumptions:

	Year Ended December 31,
	2011	2012	2013
Weighted-average fair value ($)	0.03	0.73	10.48
Weighted average of key assumptions:
Share price ($)	0.10	0.76	16.00
Exercise price ($) (a)	0.00008	0.00008	7.44
Hurdle price ($) (b)	0.26442	0.26442	0.0005
Expected term, in years	2.79	3.99	5.65
Risk-free interest rates	0.61%	0.33%	1.66%
Expected volatility	55%	55%	55%
Dividend yield	0%	0%	0%

(a)	In 2011, 2012 and for the three months ended March 31, 2013, all D1 Share Options were granted at an exercise price equal to $0.00008.
(b)	In 2011, 2012 and for the six months ended June 30, 2013, the hurdle price for D1 Share Options was $0.26442.

Restricted Shares

The Company awarded the following D1 ordinary restricted shares (D1 Restricted Shares) and D2 ordinary restricted shares (D2 Restricted Shares together with D1 Restricted Shares, the Restricted Shares) to senior executives and selected employees during 2011, 2012 and 2013.

	D1 Restricted Shares	D2 Restricted Shares
Granted	3,867,280	15,321,368
Vested	(1,417,567)	(3,594,898)

At December 31, 2011	2,449,713	11,726,470

Granted	8,720,758	—
Vested	(3,323,313)	(4,195,222)

At December 31, 2012	7,847,158	7,531,248

Granted	1,143,750	—
Cancelled	(336,250)	—
Forfeited	(1,336,827)	—
Vested	(2,437,663)	(3,830,342)

At December 31, 2013	4,880,168	3,700,906

The Restricted Shares are issued upon grant and contain claw-back provisions which lapse in accordance with the required service period. Service periods are generally 4 years with a one-year cliff and quarterly vesting thereafter. The Company recognizes the corresponding compensation expense of those awards, net of estimated forfeitures and has recognized a share-based payment expense for these awards of $241,530,

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

$2,771,118 and $4,153,563 for D1 Restricted Shares and $1,264,910, $632,635 and $278,150 for D2 Restricted Shares in 2011, 2012 and 2013, respectively, based on the fair value of the shares at date of grant.

Restricted Shares only convert if the enterprise value of the company exceeds a pre-determined hurdle upon a qualifying exit event. If the hurdle is exceeded the value of the Restricted Shares is determined based on the share price at the date of grant. The Company determines the grant date fair value of the Restricted Shares on the grant date using the Monte Carlo valuation model. The weighted-average fair value of all Restricted Shares granted for the years ended December 31, 2011, 2012 and 2013 was determined using the following assumptions:

	Year Ended December 31,
	2011	2012	2013
Weighted-average fair value ($)	0.14	0.70	7.49
Weighted average of key assumptions:
Share price ($)	0.14	0.86	7.50
Subscription price (a)	0.00008	0.00008	1.90929
Hurdle price ($)
D1 Shares (b)	0.26442	0.26442	0.18222
D2 Shares (€0.36007 in 2011)	0.19033	—	—
Expected term, in years	2.38	3.15	3.44
Risk-free interest rates	0.19%	0.26%	0.17%
Expected volatility	55%	55%	55%
Dividend yield	0%	0%	0%

(a)	In 2011, 2012 and for the three months ended March 31, 2013, all Restricted Shares were granted at an subscription price equal to $0.00008.
(b)	In 2011, 2012 and for the six months ended June 30, 2013, the hurdle price for D1 Restricted Shares was $0.26442.

Discretionary Bonus Units

DBUs are awards made to selected employees entitling them to the payment of a cash bonus in the event that the enterprise value of the company exceeds a predetermined hurdle at a qualifying exit event.

The per share price is determined by dividing the equity value, which is the enterprise value adjusted for free cash, at each reporting period by the fully diluted outstanding shares, excluding E ordinary shares in accordance with the terms of the DBU scheme, at the end of each period.

Fifty percent of the settlement value of the DBUs, as calculated on the date of the qualifying exit event, is payable on the date of the qualifying exit event, and the remaining fifty percent is payable on the first anniversary of the exit event, provided that the employee remains in employment on the relevant payment dates. The DBUs have no expiration date.

The Company awarded the following DBUs to selected employees during 2011:

	2011	2012	2013
At January 1,	—	3,208,850	3,074,818
Granted	3,253,493	—	—
Forfeited	(44,643)	(134,033)	(447,103)

At December 31,	3,208,850	3,074,818	2,627,715

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

Total expense of $75,329, $4,836,843 and $36,026,734 were recorded in 2011, 2012 and 2013 respectively, including mark-to-market adjustments of $75,329, $4,556,502 and $34,062,891.

A liability is recorded with a corresponding charge to employee expenses for the fair value of the DBUs on the date of grant. The fair value is reassessed at the end of each reporting period with a mark-to-market adjustment made as required as and when the fair value changes.

The Company determines the fair value of DBUs using the Black-Scholes option-pricing model. The following table summarizes per unit the assumptions used in the valuation of DBUs granted in 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Weighted-average fair value ($)	0.24	3.45	20.93
Weighted average of key assumptions:
Share price ($)	0.24	3.45	20.93
Expected term, in years	2.00	1.00	0.25
Risk-free interest rates	0.24%	0.03%	0.07%
Expected volatility	55%	55%	55%
Dividend yield	0%	0%	0%
Hurdle ($ in millions) (€54.7 million)	73.4	70.9	74.4

Shadow Options

The Shadow Options vest upon an initial public offering or sale, the expected outcome and date of exit is estimated by management on the date of grant. A maximum number of Shadow Options are awarded to employees, and the number of share options expected to vest upon exit is determined based on the estimated exit date and the following schedule: 25% of the maximum awarded will be considered after one year and the remainder thereafter in equal quarterly instalments over three years.

No additional vesting occurs after the initial public offering or company sale. Shadow options have a maximum term of 10 years. The Company has recognized the Shadow Options as an equity-settled share-based plan as probability of a cash settlement is not considered to be probable. The weighted-average remaining contractual life of the share options outstanding is 0.25 years as of December 31, 2013.

The Company recognized a share-based payment expense for these awards of $293,810 as of December 31, 2013 based on the fair value of the shares at date of grant.

The Company awarded the following Shadow Options to selected employees during the year:

2013
At January 1,	—
Granted	223,750

At December 31,	223,750

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

The Company determines the fair value of Shadow Options using the Black-Scholes option-pricing model. The following table summarizes per unit the assumptions used in the valuation of Shadow Options granted as at December 31, 2013:

Year Ended December 31, 2013

Weighted-average fair value ($)	4.15
Weighted average of key assumptions:
Share price ($)	4.61
Exercise price ($) ($0.00008)	0.00008
Expected term, in years	0.92
Risk-free interest rates	0.16%
Expected volatility	55%
Dividend yield	0%

The share-based payments expense included in the consolidated statements of operations is allocated as follows:

	Year Ended December 31,
	2011	2012	2013
(in thousands)
Cost of revenue	$—	$635	$3,410
Research and development	784	5,299	40,781
Sales and marketing	67	2,006	1,212
General and administrative	770	1,678	9,886

Total share-based payments	$1,621	$9,618	$55,289

E Ordinary Shares

As at November 15, 2011 the Company awarded 17,227,880 E ordinary shares with a nominal value of $0.00008 to a company executive in exchange for services provided. E ordinary shares are only convertible to ‘A’ ordinary shares upon sale of the company for an enterprise value $9.2 billion (€7.0 billion) and do not convert upon IPO. The award was valued using the Monte-Carlo valuation model with an expected term of 2.1 years (December 31, 2013) and expected volatility of 55%. As a result of the valuation, the grant date fair value of the E ordinary shares upon grant is $nil, therefore no payments expense was recorded.

20.	Commitments

The Group leases various offices under non-cancellable operating lease agreements. The lease terms are between five months and seven years and the majority are renewable at the end of the lease period.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

As at December 31, 2013, the aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2012	2013
(in thousands)
Operating lease payable:
Within one year	$1,440	$6,971
Later than one year and not later than five years	2,220	29,900
Later than five years	—	7,868

Total commitments	$3,660	$44,739

21.	Related party transactions

All companies forming part of the Group are considered to be related parties as these companies are ultimately will be owned by King Digital Entertainment plc and are currently owned by Midasplayer International Holding Company p.l.c. The Group’s largest shareholder is Apax WW Nominees Ltd. and its affiliates, advised by Apax Partners, a private equity firm affiliated with Roy Mackenzie, a member of the board of directors. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a)	Key management personnel remuneration

Compensation paid or payable to key management personnel for services rendered during the year is shown below:

	2011	2012	2013
(in thousands)
Short-term employee benefits	$1,343	$1,387	$20,754
Share-based payments	1,312	701	9,393
Post-employment benefits	103	112	116

Total	$2,758	$2,200	$30,263

(b)	Interests in the Company

All directors of the Company held equity interests in the Group.

(c)	Loan Agreements

In June, 2013, the Company entered into a loan facility agreement with Stephane Kurgan, the Chief Operating Officer and Director of the Company, for $0.9 million (£0.6 million). The interest rate was 4.0% per year and the terms of the loan facility was determined through arm’s length negotiations among the parties. The loan was subsequently repaid on October 28, 2013.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

(d)	Repurchase of shares

In 2011, the Company entered into share repurchase agreements with Toby Rowland, former chief executive officer of the Company and Klaus Hommels, former director of the Company, for the repurchase of an aggregate of 35,267,500 A ordinary shares and 5,000,000 of C ordinary shares from Mr. Rowland and an aggregate 1,742,500 of B preference shares, 25,710,000 B ordinary shares and 15,197,500 C ordinary shares from Mr. Hommels. The repurchases were completed on June 23, 2011 for an aggregate purchase price of $6.3 million (€4.4 million). Following the repurchases, both parties ceased to be shareholders.

(e)	Purchases of services

During 2011, 2012 and 2013, the Company bought consulting services and a software license from a company affiliated with S. Knutsson, the Chief Creative Officer and a member of the board of directors.

During 2013, the Company has accrued for a bonus payment, in exchange for advisory services rendered within the year, with an advisor to Apax Partners LLP, an entity associated with Apax WW Nominees Ltd. and its affiliates and an entity affiliated with Roy Mackenzie, a member of the board of directors.

(i) The purchase of services from related parties during the years ending December 31, 2011, 2012 and 2013 are shown below:

	2011	2012	2013
(in thousands)
Entity related to key management personnel	$ 431	$ 367	$1,038

Total	$ 431	$ 367	$1,038

(ii) Balances arising from the purchase of services from related parties as of December 31, 2011, 2012 and 2013 are shown below:

	2011	2012	2013
(in thousands)
Entity related to key management personnel	$—	$21	$294

Total	$—	$21	$294

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2012 and 2013

22.	Principal subsidiaries

The Company’s principal subsidiaries as at the end of December 31, 2013 are as follows:

Company	Country of registration/ incorporation	Proportion of shares held by the parent	Proportion of shares held by the group	Nature of business
Midasplayer International Holding Company p.l.c.	Malta	100%	—	Holding Company
Midasplayer Malta Holding Company Limited	Malta		100%	Holding Company
King.com Limited	Malta		100%	Social & Mobile Gaming
King Digital Malta Intermediate Limited *	Malta		100%	Holding Company
Midasplayer.com Limited	England and Wales		100%	Online Games
Midasplayer AB	Sweden		100%	Research & Development
Midasplayer Vertriebs GmbH	Germany		100%	Sales & Marketing
King.com Inc	USA		100%	Sales & Marketing
Digital Jester Limited	England and Wales		100%	Research & Development
King Games Studio S.L.	Spain		100%	Research & Development
King Mobile AB	Sweden		100%	Dormant
Midasplayer (Skills) Limited (UK) *	England and Wales		100%	Online Games
King Shared Services S.L. *	Spain		100%	Shared Services
King Games Studio (Bucharest) SRL *	Romania		100%	Research & Development
King Japan Co. Ltd *	Japan		100%	Sales & Marketing
King.com Payments Inc *	USA		100%	Payments Services

*	new entity incorporated during the 2013 year.

The percentage of the issued capital held by the Group is equivalent to the percentage of voting rights held. The Group holds the whole of all classes of issued share capital.

On October 23, 2013, Midasplayer International Holding Company p.l.c. transferred all its shares in Midasplayer Malta Holding Company Limited and King.com Limited to King Digital Malta Intermediate Limited which is a limited company, domiciled and incorporated in Malta. This transfer was made at a consideration in excess of the carrying amount of the subsidiaries at the date of transfer.

23.	Dividends per share

An interim dividend of $1.050 per share, amounting to a total dividend of $286.7 million, was declared by the board of directors on October 21, 2013 and paid on October 24, 2013.

24.	Events after the end of the reporting period

Dividends

An interim dividend of $0.795 per share, amounting to a total dividend of $217.1 million, was declared by the board of directors on January 31, 2014 and paid on February 6, 2014.

E ordinary shares

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 Share Options, linked to D3 Restricted Shares. D3 Restricted Shares, which is a new class of shares in 2014 will convert into A ordinary shares and/or A deferred shares immediately prior to an initial public offering based on a pre-determined formula, which considers the value of the initial public offering and the applicable hurdle.

22,200,000 shares

Ordinary Shares

J.P. Morgan	Credit Suisse	BofA Merrill Lynch

Barclays	Deutsche Bank	RBC Capital Markets

BMO Capital Markets	Cowen and Company	Pacific Crest Securities

Piper Jaffray	Stifel	Wedbush Securities

Raine Securities LLC

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

To the fullest extent permitted by Irish law, our articles of association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, where he is acquitted or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our Articles also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our Articles and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, through our wholly-owned subsidiary, King.com Inc., we intend to enter into agreements to indemnify our directors and officers to the maximum extent allowed under Delaware law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

Item 7.	Recent Issuances of Unregistered Securities.

Since March 12, 2011, we have made the following sales of unregistered securities:

D1 Ordinary Share Issuances

•

From March 12, 2011 through March 12, 2014, we granted to our directors, officers, employees, consultants and other service providers share options to purchase an aggregate of 32,583,408 D1 ordinary shares with a per share weighted-average exercise price of $10.22.

•

From March 12, 2011 through March 12, 2014, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 325,000 D1 ordinary shares at a per share purchase price of $0.00008 pursuant to exercises of share options.

•

From March 12, 2011 through March 12, 2014, we granted to our directors, officers, employees, consultants and other service providers shadow options to purchase an aggregate of 223,750 ordinary shares all with a per share exercise price of $0.00008.

•

From March 12, 2011 through March 12, 2014, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 14,301,788 D1 ordinary shares at a per share weighted-average purchase price of $0.15 pursuant to purchases of restricted shares.

D2 Ordinary Share Issuances

•	On December 6, 2011 and December 30, 2011, we issued an aggregate of 15,321,368 D2 ordinary shares at a per share purchase price of $0.00008 to three of our directors and executive officers.

D3 Ordinary Share Issuances

•	On January 31, 2014, we issued to our directors, officers and employees an aggregate of 10,855,580 D3 ordinary shares at a per share purchase price of $0.28.

E Ordinary Share Issuances

•	On December 6, 2011, we issued 17,227,880 E ordinary shares at a per share purchase price of $0.00008 to an executive officer. These shares were subsequently repurchased by us in January 2014.

Deferred Share Issuances

•	On November 15, 2013, we issued 503,355,703 deferred shares at a per share purchase price of $0.00008 to an executive officer.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 25, 2014.

KING DIGITAL ENTERTAINMENT PLC

By:	/S/ RICCARDO ZACCONI

Name: Riccardo Zacconi Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ RICCARDO ZACCONI Riccardo Zacconi	Director and Chief Executive Officer (Principal Executive Officer)	March 25, 2014

* Hope Cochran	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 25, 2014

* John Sebastian Knutsson	Director and Chief Creative Officer	March 25, 2014

* Stephane Kurgan	Director and Chief Operating Officer	March 25, 2014

* Melvyn Morris	Director	March 25, 2014

* Roy Mackenzie	Director	March 25, 2014

* Gerhard Florin	Director	March 25, 2014

* Robert S. Cohn	Director	March 25, 2014

* E. Stanton McKee, Jr.	Director	March 25, 2014

Andrew P. Sillitoe	Director

*By:	/S/ RICCARDO ZACCONI	Attorney-in-fact	March 25, 2014

Riccardo Zacconi

	KING.COM INC.	Authorized Representative in the United States

By:	/S/ RICCARDO ZACCONI	March 25, 2014

Name: Riccardo Zacconi
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Form of Underwriting Agreement.

3.01#	Memorandum and Articles of Association of the Registrant as in effect prior to this offering.

3.02#	Form of Amended and Restated Memorandum and Articles of Association of the Registrant to be effective prior to the completion of this offering.

4.01#	Form of Registrant’s ordinary share certificate.

4.02#	Form of Registration Rights Agreement between the Registrant and the shareholders party thereto.

5.01	Opinion of William Fry.

8.01	Tax Opinion of William Fry (included in Exhibit 5.01).

8.02#	Tax Opinion of Fenwick & West LLP.

10.01#	Lease between Central Saint Giles Limited Partnership, Specific Media UK Limited and Interactive Media Holdings Inc., dated December 31, 2010, and Agreement for Assignment of Lease between Midasplayer.com Limited and Specific Media UK Limited, dated May 31, 2013.

10.02#	Lease Agreements between Midasplayer AB and GE Real Estate Storstad AB, dated February 23, 2012 and between Midasplayer AB and Atrium Ljungberg St: Eriksgatan AB, dated February 26, 2013.

10.03#	Services Agreement between Midasplayer AB and InterXion Sverige AB, dated August 15, 2008.

10.04#	Form of Indemnity Agreement entered into between King.com Inc. and its officers and directors.

10.05#	Service Agreement between Midasplayer.com Limited and Riccardo Zacconi, dated March 9, 2014.

10.06#	Service Agreement between Midasplayer AB and John Sebastian Knutsson, dated March 7, 2014.

10.07#	Service Agreement between Midasplayer.com Limited and Stephane Kurgan, dated March 11, 2014.

10.08#	Service Agreement between Midasplayer.com Limited and Robert Miller, dated March 9, 2014.

10.09#	Consultancy Agreement between Midasplayer AB and Joshsthlm AB, dated January 7, 2013.

10.10#	Registered Apple Developer Agreement.

10.11#	Google Play Developer Distribution Agreement, Developer Program Policies, and Brand Guidelines.

10.12#	Facebook Platform Policies, Statement of Rights and Responsibilities, Developer Payment Terms Advertising Guidelines, and Brand Resource Guidelines.

10.13#	Midasplayer International Holding Company Limited 2012 Share Incentive Plan (for United States Services Providers) and forms of subscription agreement thereunder.

10.14#	Forms of non-U.S. equity-settled award agreements.

10.15#	Form of Discretionary Bonus Unit award letter.

10.16	2014 Equity Incentive Plan and form of agreement thereunder.

10.17#	ABL Credit Agreement between Midasplayer International Holding Company Limited, King.com Limited, Midasplayer Vertriebs GmbH, JP Morgan Chase Bank, N.A. and the lenders from time to time party thereto, dated October 7, 2013.

10.18#	Lease Agreement between Midasplayer AB and Diligentia Fyrkanten AB, dated June 12, 2013, and Addendums No. 1 and No. 2 to the Lease Agreement with Diligentia Fyrkanten AB, dated November 5, 2013.

10.19#	Service Agreement between Midasplayer.com Limited and Hope Cochran, dated March 7, 2014.

10.20#	Description of Management Services Arrangement between Midasplayer.com Limited and Apax Partners LLP.

10.21#	License Agreement between Midasplayer AB and Joshsthlm AB, dated October 28, 2011.

21.01#	Subsidiaries of the Registrant.

23.01	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.02#	Consent of Fenwick & West LLP (included in Exhibit 8.02).

23.03	Consent of William Fry (included in Exhibit 5.01).

24.01#	Powers of Attorney.

#	Previously filed